6/15

08003289

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SGL Carbon AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 18 2008
THOMSON REUTERS

FILE NO. 82- 04023

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/17/08

The Carbon Generation

ANNUAL REPORT 2007

SGL Carbon AG

SGL GROUP
THE CARBON COMPANY

SGL GROUP: KEY FIGURES 2007

in €m	2007	2006	Change
Sales revenue	1,373.0	1,190.8	15%
EBITDA (before expenses for EU antitrust proceedings)	303.8	223.4	36%
EBIT (before expenses for EU antitrust proceedings)	254.5	170.0	50%
EBIT	254.5	137.9	85%
Profit before tax	189.1	76.4	148%
Net profit for the period[1]	130.9	40.7	222%
Earnings per share (in €)	2.06	0.66	212%
Return on sales[2]	18.5%	14.3%	
ROCE[3]	24.2%	19.8%	
Total assets	1,505.5	1,260.8	19%
Shareholders' equity	633.4	445.0	42%
Equity ratio[4]	42%	35%	
Net debt	285.2	229.1	24%
Gearing[5]	0.45	0.51	
Capital expenditures in property, plant and equipment and intangible assets	130.5	65.2	100%
Number of employees (December 31)	5,862	5,249	12%

1) After minority interests
2) EBIT (before expenses for EU antitrust proceedings) to sales revenue
3) EBIT (before expenses for EU antitrust proceedings) to capital employed
4) Ratio of shareholders' equity to total assets
5) Ratio of net debt to shareholders' equity

The Carbon Generation

Carbon is the material of the future. Its characteristics, e. g. light weight combined with strength, excellent electrical and thermal conductivity, heat and corrosion resistance and self-lubricating properties, offer unique approaches for solving the great chal-lenges of our time. Themes such as energy efficiency, developing alternative sources of energy and protecting the climate and the environment are increasingly the focus of the world's attention. Carbon is already employed in a wide variety of applications. And the range of its potential uses is constantly growing due to a change in behavior regarding the use of basic materials, driven by shortages of energy and raw materials. Our declared aim is to be thought of as the leading company for innovative solutions where carbon is concerned: **Carbon = SGL Group.**


Acc V Spot Magn Det WD 20 µm
15.0 kV 4.0 1000x SE 6.6 AMU

Hidden strength with great impact. Carbon fibers ideally combine light weight with the ability to withstand great stress. Their weight is only a quarter compared to high-quality steel but their tensile strength is roughly four times greater.

SGL Group – The Carbon Company

CONTENT

LETTER FROM THE BOARD OF MANAGEMENT

Dear Shareholders,

2007 was the most successful year in the history of our Company. A year in which we set a decisive strategic direction for the future of the Company and in which the SGL Group entered a new phase of growth. We achieved a year-on-year increase of 15% in consolidated sales revenue to almost €1.4 billion, while EBIT, i.e. operating profit, even improved by almost 50% to €255 million. The EBIT margin for the Group rose from 14% to over 18%. A major contributing factor was our groupwide SGL Excellence Initiative with cost savings and efficiency enhancements of around €27 million. The results demonstrate that we are well on the way to achieving our most important operating target - profitable growth. The repositioning and refinancing of our Company have created a basis that allows us to implement our growth strategy successfully and with sustainable profitability, and turn our vision ("We are the leading Carbon Company") into reality. This claim is confidently reflected in the new presentation of the Company in the marketplace as "SGL Group - The Carbon Company".

In our core competencies, we are benefiting from the paradigm shift in commodities and basic materials, the trend toward alternative energy sources and industrialization in the emerging markets of Eastern Europe, Asia and South America. Given the increasing costs for raw materials and energy, these changes are generating demand for products and solutions that require the use of lightweight materials without sacrificing their tensile strength, thereby driving forward the process in which carbon fibers and carbon fiber composites are used as substitutes in basic materials. As part of our growth strategy, we will continue to expand our portfolio of products and services with investment in new production facilities, strategic acquisitions and joint ventures. For example, the construction of the new fully integrated carbon and graphite center in Malaysia is the largest capital expenditure project in the history of the Company; this plant will set global standards in terms of cost efficiency and technology. At the same time, we are planning to triple our production capacity for carbon fibers by 2012 for a market which is experiencing growth at rapid speed.

With the introduction of the new strategy, important strategic measures were already launched in 2007. It is our declared objective for 2008 and beyond to develop the SGL Group into the clear leader in the industry so that our name becomes synonymous with innovative and technologically sophisticated solutions involving carbon and graphite in the eyes of the industry, customers, business partners, the stock market and the general public.

All three Business Units enjoy dynamic growth

The high level of demand from the steel and aluminum industries, increased selling prices and higher unit sales, in particular for cathodes, led to a significant increase in sales revenue and operating profit in the Performance Products (PP) Business Unit despite higher prices for raw materials and energy and the negative effect from exchange-rate fluctuations. Our Graphite Materials & Systems (GMS) Business Unit benefited from new developments in the energy and solar power industries, and in environmental and air-conditioning technology. The paradigm shift toward alternative materials and technical applications is most evident in the Carbon Fibers & Composites (CFC) Business Unit, where SGL Group provides the entire value chain from carbon fibers and composites to the final component. This Business Unit is the growth driver of the Group and already provided evidence of this in 2007 with a significant increase in sales revenue.

The innovative capability of the SGL Group is of central importance to the future competitiveness of the Company. To ensure that we are able to use our resources efficiently for the future, we are concentrating and growing all our research and development expertise at the Meitingen facility. The Company is making an active contribution to the promotion of research and innovation by creating a professorship for carbon composites at Technical University of Munich and by entering into a large number of cooperations with universities, researchers and companies. The award to the SGL Group as one of the 100 most innovative companies in Germany and the prize won by our Meitingen facility as "Selected site 2007" in the "Germany - Land of Ideas" initiative are visible evidence for the success of our work.

2008: more profitable growth

We have initiated the strategic steps to substantiate our vision "We are the leading Carbon Company". The growth in the global economy and the resulting megatrends toward alternative energy, resources and materials will benefit us more and more. A large proportion of applications - e. g. in wind turbine installations, solar energy and aeronautical engineering - are increasingly reliant on graphite and carbon-fiber based solutions that are increasingly entrenched in our daily lives. With our broad portfolio of products, we are involved in all these innovations and provide active support for these developments.

The first weeks of 2008 have been very encouraging. Already in January, our well-filled order books allowed us to issue a sales revenue forecast for 2008 and we expect consolidated sales revenue to rise by 10 - 15 %. As far as operating profit is concerned, we again want to achieve more than proportionate growth in 2008. We are also reaffirming our medium-term targets of above-average growth in consolidated sales revenue with a continued high level of profitability over the next four to five years.

We concluded 2007 with record operating profits. Our own targets were in part significantly exceeded. Our success is reflected in the price of our shares, which rose by over 90%. We are proud of what we have achieved but without the commitment and efforts of our employees this development would not have been possible. We would also like to thank our customers and business partners for the confidence that they have shown in us.

In 2007, we successfully implemented the new strategic orientation and the new financing of the Group. We have therefore laid the foundations for further growth. We now need to concentrate on managing this growth profitably and professionally. Excellent management of the growth and innovation projects is the prerequisite for continued success. To this end, we will continue to expand and intensify our SGL Excellence Initiative.

We are in no doubt that 2008 will again be a record year. We very much hope that you will accompany us on this journey.

With best regards

The Board of Management of the SGL Group

Robert J. Koehler **Sten Daugaard** **Theodore H. Breyer** **Dr. Hariolf Kottmann**

Members of the Board of Management of the SGL Group were able to keep themselves fully abreast of developments during visits to the Company's international facilities in 2007.



Finger on the pulse











Example: The Board of Management visiting Kümpers GmbH & Co. KG *(bottom row of pictures).*

CORPORATE CITIZENSHIP

Worldwide commitment to the benefit of the community

As a globally operating company, the SGL Group is conscious of its obligations to society. More than ever before, we believe that doing business in times of globalization means assuming social responsibility beyond national borders. The SGL Group therefore takes an active role in the communities surrounding its sites around the globe and supports a large number of projects and initiatives in the areas of education, innovation and sport. As part of these activities, supporting environmental protection has been a given for many years for our Company.

Close links with local communities

In the regions in which the SGL Group maintains facilities, we primarily promote initiatives and projects that strengthen the surrounding community. For example, our Scottish subsidiary, SGL Carbon Fibers Ltd., received the "Award for Excellence in Corporate Responsibility" in September 2007. This award, presented annually by the Scottish Council for Development and Industry, recognizes the commitment of our subsidiary to the community. This commitment now comprises a range of activities, including the "Good Neighbours" project, which provides information to local residents on environmental issues. Other activities undertaken by SGL Carbon Fibers Ltd. include support for local schools, youth clubs and sports clubs. In May 2007, our Polish subsidiary, SGL Carbon Polska S.A., was named best employer in Poland by global management consultants Hewitt Associates. "The very best Employer" prize is awarded annually based on a survey of employees, human resources departments and managers carried out by Hewitt Associates.

As an example of our social commitment in the regions surrounding our various German facilities, here is a selection of projects in the Augsburg region for which we provide both financial support and expertise. As a member of the Augsburg Economic Development Association, the SGL Group actively supports general business and site development activities to secure the future of the region. We were also a founder member of Startkapitalfonds Augsburg GmbH, an organization that provides capital and expertise to support young start-up companies with their formation and market launch. Together with other companies and the Augsburg Chamber of Industry and Commerce, we promoted the foundation of the International School in Augsburg. We ourselves also make use of the international school's facilities to accommodate the children of employees delegated from facilities outside Germany.

Active membership in the Carbon Composites Association

The rapid technological developments in the field of carbon fibers and fiber composites technology require an efficient means by which experts from research, development and production can exchange information and experience. For this reason, we set up the Carbon Composites Association in March 2007 in cooperation with well-known companies and research organizations in Southern Germany and supported by the city of Augsburg and the Chamber of Industry and Commerce Swabia. As a network of competence, the association has set itself the objective of driving forward and expanding the national and international positioning of carbon fiber and fiber composite technologies. 45 members have joined the association since it was founded. Members include large companies from the aerospace, automotive and automation industries, as well as smaller privately owned companies.

Support for the future: innovation, education and training

Innovation, education and training are factors that influence economic success. For this reason, the SGL Group is highly committed to the field of education and training, and to the development of young managerial talent. We work in very close cooperation with universities and support the exchange of information between academia, research and practice. An example is our support for the Center for the Application of Materials and Environmental Research (AMU) at the University of Augsburg. In the last year, we have also decided to set up a professorship for carbon composites at the Technical University of Munich. The professorship will work in close cooperation with the faculty chairs in engineering, chemicals, physics and information technology. The objective is to achieve a holistic approach in the further development of carbon-fiber-based materials and their processing. The creation of this professorship forms the basis for longer-term cooperation with the Technical University of Munich in the field of the promising materials carbon fibers and carbon fiber composites.

The next generation of engineers and managers

With the objective of promoting practical training, we are supporting "Formula Student", an international design competition for students. In this competition, for which 368 teams have already registered, the entrants have to design a racing car and then build it. Within the context of this project, participants are able both to improve their technical knowledge and acquire their first practical experience in teamwork, time management and project management. The SGL Group is sponsoring a total of six teams from the university cities of Munich, Karlsruhe, Kaiserslautern and Stuttgart.

Increase in the number of apprenticeships in Germany

We would like to enable as many people as possible to enter the world of employment. Over the past year, we have therefore intensified our efforts in Germany as far as training is concerned and significantly increased the number of apprentices and trainees in our Company. In 2007, a total of 38 young people commenced apprenticeships and trainings at our plants in Bonn, Griesheim and Meitingen. From 2007, we also started to offer two new recognized trades, including the field of fiber composite technology, so that we can begin to give young people the professional training they will need in order to face the challenges over the years to come.

Sponsorship of the Olympic cycling team

In 2007, we decided to support the German cycling team as their main sponsor at the 2008 Olympic Games. We wanted to use this opportunity to support an Olympic discipline that, unlike hardly any other high-performance sport, relies on carbon-fiber based materials and has to prove itself in Beijing.

Sustainability in the interest of future generations

The SGL Group believes in integrated environmental protection in order to reconcile the economic objectives of the Company with its ecological and socio-political responsibilities. Our conduct is guided by the chemical industry's "Responsible Care" initiative, the core aims of which are health, safety, environmental performance, and the safety of products and processes.

The Carbon Generation: Excellent Stability with Zero Emissions




There has been rapid growth in the
size and output of wind turbines.
Whereas 15 years ago, a turbine's
output was just 200 kW, today
already between 1,000 and
→ turn the page

Carbon Fibers and Wind Power

Bigger, more powerful wind turbines put increasing demands on the rotor blades. The decisive factor here is low weight and rigid engineering. Precisely for this reason, the rotors are made of carbon fiber reinforced plastics which are also resistant to corrosion.



Prepregs form the basis for manufacturing fiber composites. They consist of a woven fabric of high-quality fibers, impregnated with hardenable resin.



THE SGL GROUP IN THE CAPITAL MARKETS

2007 – an eventful year for the capital markets

While sentiment on stock markets was universally positive during the first half of 2007 with stock prices showing a consistent upward trend on a global basis, the second half of the year saw a complete reversal. The trigger for this swing was primarily the crisis in the US mortgage market and fears of a possible recession in the USA. The markets were also adversely affected by high oil prices and the strength of the euro, particularly in relation to the US dollar. In international comparison, the big winner in 2007 was the DAX index of leading German shares which was up 22%. The MDAX, which includes SGL shares, was unable to match the performance of the DAX, ending the year with an increase of just 5%. Although the MDAX had managed a similar performance as the DAX up to the middle of the year, many investors withdrew funds from mid cap shares as a result of the US mortgage crisis causing a real collapse in share prices in the MDAX segment.

SGL share price almost doubles

SGL shares were able to disconnect from this downward trend and were up by around 98% at the end of the year. This meant that SGL shares had outperformed the main benchmarks for the third year in a row and established themselves as one of the top three performers in the MDAX. The year begun relatively quietly with share prices in the area of €20.00, hitting a low for the year on January 10, 2007, with a price of €18.21. The announcement of the Group's results for 2006 and the new orientation of the Company with the publication of medium-term targets up to 2011 for the first time triggered a clear upward trend from mid-March, reaching a share price of €38.00 by the beginning of August.

The share price then fell back again for a short time as a result of the general market correction in the MDAX. This was followed at the end of August by another strong upturn, with the SGL share price reaching a high for the year of €45.14 on October 24, 2007. After this point, even SGL shares were not able to escape the downturn in the stock markets, with the share price dropping to around €35.00 and then fluctuating between €35.00 and €39.00 until the end of the year. At the close of trading on December 28, 2007, the SGL share price stood at €37.02, concluding a very successful year on the stock market.



Relative performance of SGL shares 2007
260%
220%
180%
140%
100%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
SGL Group
MDAX
DAX

Significant rise in market capitalization and trading volume

As a result of the excellent share price performance, the market capitalization of our Company reached €2,365.6 million at the end of the year compared with €1,176.7 million at the end of 2006. The exercise of management share options increased the number of outstanding shares to 63,900,405, an increase of around one million. The doubling in market capitalization meant that SGL Carbon AG was able to significantly improve its position in the Deutsche Börse MDAX rankings to number 13 (2006: 31).

The same also applies to trading turnover: according to current statistics from Deutsche Börse AG, SGL Carbon AG is also ranked in 13th place compared with 31st place in 2006. In the Xetra securities trading system alone, more than 212 million SGL shares (2006: 111 million) were traded in the year under review. This equates to a volume of 843,000 shares for each trading day (2006: 438,000), a year-on-year increase of 92%.

Voluntary delisting from the New York Stock Exchange

Following a detailed cost/benefit analysis, we reached a decision at the end of May to delist from the New York Stock Exchange as quickly as possible. Listing of our American Depositary Receipts (ADRs) ended on June 22, 2007, and the agreement for the custody of the shares (ADR agreement) was terminated on June 25, 2007. All owners of ADRs had the option of converting their ADRs into SGL Carbon AG common stock by August 24, 2007 free of charge. After this date, the remaining ADRs were sold and the proceeds distributed to the holders.

Under the new SEC rules that came into force on June 4, 2007, delisting is a necessary precondition for exemption from the reporting requirements specified by the US Securities Exchange Act of 1934. However, the costs of these expensive reporting requirements are only eliminated with final deregistration, which can take place after a period of twelve months from the termination of the ADR listing. We expect to be able to deregister in June 2008.

SGL shares, key figures	**2007**	2006
Number of shares	63,900,405	62,891,778
High (€)	45.14	20.00
Low (€)	18.21	13.45
Closing price at end of year (€)	37.02	18.71
Market capitalization at end of year (€ million)	2,365.6	1,176.7
Average daily turnover (number of shares)	843,000	438,000
Free float (%)	100	100
Earnings per share (€)	2.06	0.66
Cash flow per share (€)	–0.01	0.76
Equity per share (€)	9.91	7.08

Refinancing successfully concluded

We were able to achieve a significant improvement in our financing structure in the year under review through the issue of convertible bonds with maturity of six years and the placement of a corporate bond with a maturity of eight years. The unsecured convertible bonds with a total value of €200 million have a coupon of 0.75 % and an initial conversion price of €36.52. Moody's and Standard & Poor's gave the bonds a rating of Ba3 and B+ respectively.

The floating-rate corporate bond (senior note), which also has a nominal value of €200 million, has a coupon of Euribor plus a margin of 1.25 %. This equates to an initial annual interest rate of 5.313 %; the issue price was 100 %. Moody's rated this secured bond at Ba1; in June, Standard & Poor's raised their original rating from BB+ to BBB-. This was the first time in the history of our Company that a financial instrument from the SGL Group had been given investment-grade status.

We used the cash flows from both of these bonds to repay the 8.5-percent high-yield bond and the syndicated loan from 2004. As a result of this refinancing, we will halve the cash interest expense from 2008, assuming the same level of debt. This gives us a sound financial basis on which we can continue to pursue our strategic growth objectives.

Further increase in investor relations activities

The core objective of our investor relations activities is to ensure that SGL shares are appropriately valued by the capital markets. An important element in supporting this objective is an open and continuous dialog with the market participants on the basis of trust. We have given detailed presentations in over 200 face-to-face meetings with financial analysts and investors, both in Germany and abroad, allowing them to arrive at an assessment of our current position and future performance.

Over the past year, we have considerably expanded this dialog with analysts and investors; during international roadshows, we have presented our Company in financial centers new also to the SGL Group. In addition, we have participated in numerous investor conferences organized by leading banks to give shareholders and potential investors detailed understanding of our market position in each of our segments and comprehension of the overall corporate strategy of the SGL Group.

SGL share data

Trading locations	Germany	Xetra, Frankfurt, Hamburg, Stuttgart, Düsseldorf, Munich, Berlin-Bremen, Hanover	
Codes	WKN 723 530	ISIN DE 000 723 5301	Cusip 784 188 203
Abbreviations	Reuters	Xetra	SGCG.DE
		Frankfurt	SGCG.F
	Bloomberg	Xetra	SGL GY
		Germany	SGL GR

In line with the principle of fair disclosure, we publish all information relevant to the financial markets without delay in the investor relations section of our website (www.sglcarbon.com). This information primarily comprises our quarterly and annual reports, together with ad-hoc notifications and reports on directors' dealings. We have also carried out a fundamental revision of the structure and content of the investor relations section of our website; the information now provided for our investors includes current analyst consensus estimates.

CORPORATE GOVERNANCE REPORT

Focus on transparent corporate management

The SGL Group is committed to responsible, value-driven corporate management. As early as 2002, it introduced its own Corporate Governance principles which were constantly enhanced and adapted to meet the prevailing requirements. These guidelines are based primarily on the German Stock Corporation Law (AktG) and the latest version of the German Corporate Governance Code. In addition to statutory provisions, the guidelines cover standard Company practices that have been developed over a number of years. First and foremost, these include the Code of Business Conduct and Ethics, which defines the conduct and ethics applicable to activities operated by the SGL Group, the guidelines on compliance with antitrust/competition laws and capital market laws, and the guidelines on security and social responsibility (Corporate Security Policy).

The objective of Corporate Governance in the Company is to ensure responsible and transparent corporate management and control. We support this requirement with open and timely communication and reporting in order to promote sustainable confidence in the Company from our stakeholders, business partners and employees.

Close cooperation between the Board of Management and the Supervisory Board

The Board of Management and the Supervisory Board of the SGL Group work closely together in the interest of the Company. The Board of Management, which comprises four members, reports regularly, comprehensively and promptly to the Supervisory Board all relevant developments in the Company. Such developments include primarily current performance, planning and risk management.

The task of the Supervisory Board is to monitor the fundamental business decisions taken by the Board of Management and to advise the Board of Management in business matters. The Supervisory Board comprises twelve members. In accordance with the German Co-determination Act, six of these members are elected by the shareholders, and six by the employees. The Supervisory Board is directly involved in decisions of fundamental importance to the Company. Such decisions may include, for example, commencement of new business operations, discontinuation of existing business operations, or the issue of bonds. No conflicts of interest occurred among the members of the Board of Management or the Supervisory Board in the reporting period.

Committees support the work of the Supervisory Board

The Supervisory Board has created a total of six committees. These committees operate in compliance with the requirements of the German Corporate Governance Code and the German Stock Corporation Law (AktG). Details are as follows:

- *Committee pursuant to section 27 (3) German Co-determination Act (MitbestG)*
This committee is responsible for providing the Supervisory Board with proposals for the appointment of members of the Board of Management if the required two thirds

majority is not achieved in the first round of voting. The members of this committee are Max Dietrich Kley (Chairman), Professor Dr. Utz-Hellmuth Felcht, Michael Pfeiffer and Josef Scherer.

- *Human Resources Committee*

The Human Resources Committee, chaired by Max Dietrich Kley, provides advice and decides on behalf of the Supervisory Board principally on matters in connection with the legal relationship between the Company and its current and former members of the Board of Management. In addition, it determines the remuneration of the members of the Board of Management and prepares HR decisions to be made by the Supervisory Board by drafting proposals for the appointment of new members of the Board of Management. The other members of the committee are Josef Scherer and Professor Dr. Utz-Hellmuth Felcht.

- *Nominations Committee*

The task of the Nominations Committee is to draw up a list of proposed candidates to be submitted for election at the Annual General Meeting as shareholder representatives on the Supervisory Board. All shareholder representatives on the Supervisory Board are members of this committee, which is chaired by Max Dietrich Kley.

- *Audit Committee*

Chaired by Andrew Simon, the Audit Committee comprises four members. The other members are Max Dietrich Kley, Michael Pfeiffer and Josef Scherer. The responsibilities of the committee include the Company's financial accounting, risk management, compliance and internal control system. It is also responsible for carrying out its own review of the consolidated financial statements of the SGL Group and the annual financial statements of SGL Carbon AG. In addition, the committee is also responsible for the relationship between the Company and its independent auditors. In this regard, its main responsibility is to prepare the Supervisory Board's proposal on the appointment of independent auditors to the Annual General Meeting. Of central importance to this task is to ensure that the auditors are both qualified and independent. The committee also defines key audit issues, agrees the audit fees and issues the audit engagement.

- *Strategy Committee*

This committee discusses fundamental corporate strategy issues. The Strategy Committee was chaired by Jacques Loppion. The other members are all shareholder representatives, Edelbert Schilling and Hans-Werner Zorn.

- *Technology Committee*

The Technology Committee has four members and is chaired by Dr.-Ing. Claus Hendricks. The other members are Dr.-Ing. Hubert Lienhard, Josef Scherer and Hans-Werner Zorn. The Technology Committee advises the Board of Management on fundamental technological issues, such as the research and development portfolio, future key development areas, and the technological position of the individual businesses.

Systematic risk management

A responsible approach to risk is an integral part of all good Corporate Governance and the SGL Group therefore developed an adequate control system at an early stage. The system ensures that there is comprehensive risk management and control in the Company. It is designed so that any business or financial risks can be identified as early as possible and appropriate corrective action initiated. The system is developed and adjusted to changes in circumstances. The Board of Management reports at regular intervals to the Supervisory Board and, in particular, the Audit Committee on existing risks and their developments.

Declaration of Compliance updated

On December 13, 2007, the Board of Management and Supervisory Board of the Company approved and signed the current version of the Declaration of Compliance pursuant to section 161 German Stock Corporation Law (AktG). SGL Carbon AG thereby meets the recommendations of the German Corporate Governance Code as amended June 14, 2007 with only a few exceptions. These exceptions are listed in the full version of the Declaration of Compliance which can be found in the notes to the financial statements in this annual report under Note 33. The Declaration is also published on the SGL website (www.sglcarbon.com) together with the declarations from previous years.

Remuneration of the Board of Management comprises several components

The members of the Board of Management of our Company receive remuneration that comprises both fixed and performance-related components. The fixed component consists of a monthly salary, additional benefits and pension commitments. In addition, there are variable components with long-term incentive impacts comprising rights under management incentive plans. These rights include stock appreciation rights (SARs), participation in a Matching Share Plan, bonus payments linked to the achievement of individual performance targets, and payments under the Long-Term Cash Incentive Plan (LTCI) which is also linked to the achievement of specified performance targets.

The Supervisory Board debates on the structure of this remuneration system and also reviews the system at regular intervals. The Human Resources Committee determines the appropriate remuneration for each member of the Board of Management. The appropriateness of remuneration is based on various criteria including the responsibilities of the individual member of the Board of Management, his personal performance and the performance of the Board of Management as a whole, the economic climate, the Group's performance, and the future prospects for the SGL Group.

Please refer to the Compensation Report in the Notes to the Consolidated Financial Statements (Note 30) for further information on the participation programs and the remuneration received by each individual member of the Board of Management.

Supervisory Board remuneration regulated by the Articles of Incorporation

The remuneration of the members of the Supervisory Board, which is determined by the Annual General Meeting, is governed by section 11 of the Articles of Incorporation. Under these provisions, all members of the Supervisory Board receive a fixed base remuneration plus reimbursement of their out-of-pocket expenses. Each member of the committee also receives additional remuneration for attendance at a committee meeting. Please refer to the Notes to the Consolidated Financial Statements (Note 30) for further information on the remuneration received by each individual member of the Supervisory Board.

Directors' dealings

Pursuant to section 15a German Securities Trading Act (WpHG), the members of the Board of Management and the Supervisory Board are under an obligation to disclose the purchase or sale of securities in SGL Carbon AG if the total value of these deals exceeds €5,000 within a calendar year. The following table shows all deals involving the Board of Management and the Supervisory Board notified to us during the year under review. A corresponding notice was posted without delay on the website of the SGL Group.

Transaction date	Full name of person	Nature of deal	Price/currency	Number of shares	Transaction volume
	Supervisory Board				
June 15, 2007	Hans-Werner Zorn	Sale	€30.03	500	€15,015
	Board of Management				
Dec. 12, 2007	Dr. Hariolf Kottmann	Purchase	€38.31	1,060	€40,609
Nov. 20, 2007	Dr. Hariolf Kottmann	Purchase	€35.04	7,014	€245,771
Nov. 8, 2007	Sten Daugaard	Sale	€41.27	456	€18,819
July 31, 2007	Sten Daugaard	Sale	€37.76	3,960	€149,530
April 2, 2007	Robert J. Koehler	Purchase	€23.86	11,818	€281,977
April 2, 2007	Sten Daugaard	Purchase	€23.86	1,610	€38,415
April 2, 2007	Theodore H. Breyer	Purchase	€23.86	7,346	€175,276
April 2, 2007	Dr. Hariolf Kottmann	Purchase	€23.86	4,829	€115,220

At December 31, 2007, the members of the Board of Management and Supervisory Board of our Company did not directly or indirectly hold more than 1% of the outstanding shares in the Company. For this reason, there was no mandatory requirement to notify any shareholding pursuant to section 6.6 of the German Corporate Governance Code.

The Carbon Generation: Greater Safety and Better Driving Dynamics for Tomorrow's Cars







Low weight and high mechanical strength are two decisive arguments for making bumper brackets out of CFRP.

SGL Group in 2007: Sales Revenue +15% EBIT +50%

Composites in Vehicle Construction

Light but safe, stable and reliable - that's what cars of the future will look like. Lightweight components produced from carbon fiber reinforced plastics (CFRP) will play a decisive part here since they weigh only half as much as the materials used today.


M PH 4323
Reducing fuel consumption is a core issue for the automotive industry. This objective can best be achieved by the increased use of lightweight components.
→ turn the page

GROUP STRUCTURE, OPERATING ACTIVITIES AND STRATEGY

Company profile

The SGL Group is a leading global manufacturer of carbon products. The core competencies of the SGL Group include a broad understanding of raw materials, expertise in high-temperature manufacturing processes and many years of experience in applications and engineering. As a result, the Company has a comprehensive technology and product portfolio based on four types of carbon materials: coarse-grain graphite, fine-grain graphite, expanded natural graphite, and carbon fibers as well as carbon fiber composites. Carbon possesses unique material properties, such as high thermal and electrical conductivity, and resistance to heat and corrosion; it also has advantageous self lubricating properties and combines low weight with strength. The paradigm shift driven by energy and raw material shortages is accelerating demand for the high-performance products manufactured out of this material by the SGL Group. This demand is not just confined to industrial applications: these products are increasingly becoming part of everyday life where they are being used as substitutes for traditional materials.

SGL Group products are used both in established industries, such as the steel, aluminum, automotive and chemicals industries, and in newer growth industries such as the semiconductor, solar power, wind energy, battery and environmental protection industries. Customers also include aerospace, defense and nuclear energy companies.

Strategy and organization

38 Production facilities across the globe

The SGL Group has a global structure with 38 production facilities throughout the world. 20 of these sites are in Europe, 12 in North America and 6 in Asia. The Company also has a service network covering over a hundred countries. With the development of new facilities, for instance the facilities currently being constructed in Malaysia and new plants in India and China, the SGL Group is systematically adapting itself to the march of globalization.



- Head Office: Wiesbaden
- Headquarters North America: Charlotte
- Production Sites

Successful consolidation and restructuring

Following strong years of growth both before and after the Company's IPO in 1995, the SGL Group entered a phase of consolidation and restructuring at the beginning of the new millennium as a consequence of the difficult economic climate and protracted antitrust proceedings. This led to an intensive revitalization process in the Group, as a result of which it regained its operating and financial strength.

SGL Group performance 2002 to 2007:



Ongoing cost savings (in %)
Total costs as a proportion of sales revenue
97
81
2002
2007
Improvement in profitability (in %)
Return on sales (ROS)
3
19
2002 2007
Return on capital employed (ROCE)
3
24
2002 2007
Balance sheet strength and reduction in debt
Equity ratio (in %)
15
42
2002 2007
Net debt (in €m)
427
285
2002 2007

The SGL Group is now therefore once again ready to enter into a development phase, in which the Company will achieve profitable growth and reposition itself in the marketplace.

Sound basis for profitable growth

After a successful year in 2007, the starting point for our future development is as follows:

1. After years of consolidation, the Company has regained its operational and financial strength and is now at the start of a growth phase. Important strategic measures were initiated in 2007 to support this development.
2. The steel industry, which is the main customer for graphite electrodes, the established core product manufactured by the Company, is continuing to consolidate. The industry is showing itself to be extremely robust, bolstered by global growth, particularly in the emerging economies of Asia. Furthermore, the graphite electrodes market is much less cyclical than the steel sector.
3. The shortage of energy and raw materials is triggering an increasing paradigm shift in the use of basic materials, in which traditional materials are increasingly substituted by new technologies and materials, such as carbon fibers and composites.
4. The paradigm shift is also affecting the aluminum industry, in which the SGL Group supplies smelters with important investment goods: cathodes. As a consequence of high energy costs, aluminum is benefiting from the substitution process in western industrialized countries due to its weight advantages. However, as an important packaging material, it is also benefiting from the growth in newly industrializing countries in Asia, Eastern Europe and South America.

All these factors are providing the Company with a solid foundation for profitable growth over the next few years.

New orientation of the Company with a new brand

The growth strategy is being supported by new branding. The core elements are the Company's new brand, "SGL Group – The Carbon Company" and its vision "We are the leading Carbon Company".

The vision is to be achieved by implementation of the Company's claim that what it offers is "Broad Base. Best Solutions". We aim to offer the market the "Best Solutions", whether they are ideas, products, solutions or services. The basis for this is provided by the Company's particular strength: its "Broad Base". By this we mean the core competencies, the comprehensive technology and product portfolio, the global presence and "SGL Excellence" (based on Six Sigma quality management) as the Company philosophy of continuous improvement.

New corporate structure

The corporate structure has also been modified on the basis of "structure follows strategy". As of February 2007, the previous Business Areas known as Carbon and Graphite, Specialties and SGL Technologies were replaced by a more streamlined structure involving two Business Areas known as Performance Products and Advanced Materials. Internal and external reporting is organized within these two Business Areas on the basis of three Business Units known as Performance Products (PP), Graphite Materials & Systems (GMS) and Carbon Fibers & Composites (CFC). GMS and CFC together make up the Advanced Materials (AM) Business Area.

Business Areas	**PERFORMANCE PRODUCTS PP**	**ADVANCED MATERIALS AM**	
Business Units	PERFORMANCE PRODUCTS PP	GRAPHITE MATERIALS & SYSTEMS GMS	CARBON FIBERS & COMPOSITES CFC
Business Lines	GRAPHITE & CARBON ELECTRODES GCE CATHODES & FURNACE LININGS CFL	GRAPHITE SPECIALTIES GS EXPANDED GRAPHITE EG PROCESS TECHNOLOGY PT	CARBON FIBERS CF COMPOSITE MATERIALS CM COMPOSITE COMPONENTS CC BRAKE DISCS BD
Segment features	■ Supplier to the metals industry ■ High ROCE/cash flow ■ Leading competitive position ■ Stable growth	■ Supplier to manufacturing industry ■ High potential returns ■ Focus on innovative applications ■ Strong growth	
Core Competencies	**High-temperature technologies; materials, engineering and applications expertise**		

Business Units

Performance Products

Graphite electrodes core product: profitable with stable growth

The Performance Products (PP) segment primarily manufactures high-quality graphite electrodes used in electric arc furnaces in which scrap is recycled to produce steel. Given the cost structure of these furnaces and the greater degree of flexibility, the proportion accounted for by electric arc furnaces compared with traditional furnaces is increasing over the long term and is currently a little over 30%. Since the SGL Group manufactures high-performance products that are preferentially used even in an economic downturn, the graphite electrode market is less cyclical than the general steel sector. The proportion of total steel manufacturing costs accounted for by electrodes is relatively low at 2 - 3%, but the performance of the electrodes has a significant effect on the profitability of steel manufacturing.


Worldwide steel production (in tm)
1,000
750
500
250
1974
1978
1982
1986
1990
1994
1998
2002
2006
2010e
Blast oxygen furnace
Electric arc furnace

Source: WSD, IISI, own estimates

Cathodes benefit from growth surge in aluminum

Products that are becoming increasingly important for this Business Unit are high-quality cathodes that are used in the production of aluminum. Compared with electrodes, cathodes used in aluminum smelters have a much longer life of up to seven years and are therefore considered investment goods. The Company is forecasting medium-term growth in this industry of 4 - 6% per annum. According to expert opinion, significant dynamic growth is expected in the annual production volume of aluminum and the SGL Group therefore expects a sharp step-up in demand for cathodes, both for replacement and for new aluminum smelting furnaces. As the largest carbon and graphite producer, the SGL Group will grow together with its most important partners in the aluminum industry and deploy its global production infrastructure to satisfy the growing demand for graphitized cathodes.

The PP Business Unit also manufactures carbon electrodes for use in other metallurgical smelting applications (e. g. silicon, phosphorus). Furnace linings used in the production of pig iron complete the range of products in the portfolio of this Business Unit. In this regard, the SGL Group benefits from its presence in both the existing industrialized countries and emerging markets.

Performance Products growth strategy

The strategy in the Performance Products Business Unit is focused on the following:

1. Stabilization of the Group's position as market and technology leader in graphite electrodes
2. Strengthening of the Group's market position in cathodes and furnace linings
3. Systematic execution of cost reduction opportunities
4. Generation of high cash flow
5. Optimization of the global production structure

PP medium-term targets up to 2011:

- Volume growth 2 - 3 % per year
- Return on sales >20 %

Consistent focus on Asian growth markets

In the PP Business Unit, we operate 13 production facilities throughout the world (8 in Europe, 4 in North America, and 1 in Asia) which enable us to offer broad-based service support to our customers operating on a global basis. In 2006, we also commenced construction of production facilities in Malaysia. The plant will be the SGL Group's first graphite electrode and cathode production facility in the growth market of Southeast Asia; the plant will also have the lowest cost structure in the industry. It will serve as the basis for a fully integrated carbon and graphite center in Asia, with production of graphite electrodes scheduled to start in the second half of 2008. The fully integrated graphite electrode and cathode plant is expected to be completed by 2011.

Advanced Materials

High level of growth resulting from substitution of traditional basic materials

As a result of energy and raw material shortages, there is currently a comprehensive paradigm shift toward lightweight, strong, fuel-efficient and energy-efficient materials and the demand for these materials is coming from a widening range of industries. This trend will continue into the future and the SGL Group is extremely well positioned to benefit from it, primarily thanks to the Advanced Materials (AM) Business Area. A critical factor in the success of this Business Area is the development of new products and solutions based on carbon and graphite. AM is divided into two Business Units: Graphite Materials & Systems (GMS) and Carbon Fibers & Composites (CFC). These Business Units are supported by the SGL Group's global production and distribution structure. Currently, the AM Business Area in the SGL Group operates 29 production sites (14 in Europe, 9 in North America, 6 in Asia)

In contrast to the Performance Products Business Unit, which the Group plans to grow organically, a significant strategic focus in the Advanced Materials Business Area is the targeted expansion of the portfolio to include complementary technologies and applications. Against this background, the Company made several important strategic acquisitions and joint ventures during 2007. The long-term objective is to increase the AM Business Area's share of the Group's business from the current level of 40% to around 60% based on above-average growth in this Business Area, while at the same time continuing to drive growth in the Performance Products Business Unit.

Advanced Materials share of sales revenue in 2007


■ Carbon Fibers & Composites (CFC) ~30%
□ Graphite Materials & Systems (GMS) ~70%

Graphite Materials & Systems

Broad range of advanced technology applications

The Graphite Materials & Systems (GMS) Business Unit comprises a broad range of customized products based on graphite. Sales revenue in the Graphite Specialties Business Line is generated first and foremost from customers in the energy, semiconductor, and automotive industries as well as in the areas of metallurgy and high-temperature applications. Some of the activities focus on the sale of feeder stock, but are mainly concentrated on finished products with a high value-added content. Graphite components are manufactured, cleaned, coated or finished in some other way according to customer specifications. These components are used, for example, in heating elements for monocrystal production in the semiconductor and solar power industries. The unit is also increasingly developing products to support efficient power generation and energy storage. Solutions are also being offered for the automotive and other manufacturing industries in the form of bearing and pump components, as well as graphite-based seals.

The Process Technology Business Line primarily manufactures graphite heat exchangers, columns, pumps and systems for the chemicals and environmental industries. Advance technology applications with graphite foils (expanded graphite on the basis of natural graphite) are also used in a large number of industries, for example, the automotive and chemical industries, as well as for climate control applications.

The innovative capability of the Business Unit is a critical factor in the realization of potential growth at the rate envisaged. In 2007, more than one third of the sales revenue in this Business Unit was generated from products that were only launched in the last four years. Examples are, graphite for lithium-ion batteries, crucibles and molds for the manufacture of solar equipment or LEDs, molds for ceramic armoring, heating elements for the semiconductor industry, expanded graphite for temperature control applications, and graphite for diesel particle filters.

GMS share of sales revenue in 2007


□ New products ~1/3
■ Established products ~2/3

Graphite Materials & Systems growth strategy

The strategy in the Graphite Materials & Systems Business Unit is focused on the following:

1. Increasing manufacturing presence and market shares in Asia and Eastern Europe
2. Acceleration of growth by means of innovation, substitution and acquisitions to round off product portfolio
3. Sustained reduction in costs and improvement in margins

GMS medium-term targets up to 2011:

- Sales revenue growth 6 - 8% per year
- Return on sales 10 - 15 %

Carbon Fibers & Composites

In the next few years, the Carbon Fibers & Composites (CFC) Business Unit will particularly benefit from the substitution process in basic materials. The carbon fibers and carbon fiber composites produced by CFC will be increasingly in demand as substitutions for traditional materials because of their unique properties, such as low weight and material stiffness. As the sole European company with its own supply of raw materials, carbon fiber technology, and an integrated value chain up to the finished component, the SGL Group will be relying on its core competencies in the area of high-temperature technologies. The unit is benefiting primarily from rapidly increasing demand from the aerospace and automotive industries, and from alternative energy industries, such as wind energy. The Business Unit is broken down into four Business Lines within the value chain: Carbon Fibers, Composite Materials, Composite Components and Brake Discs.

Value chain CFC



Materials → Core Business
Parts/Components → Joint Ventures
Hitco: Defense & Aerospace
PAN-Precursor
Carbon Fiber
Prepreg Preform
Components: Industrial, Energy, Automotive
Brake Discs: Automotive
Core Competencies
Materials
Technology
Processes
Development of final use/applications
Development of finished parts/manufacturing techniques
Marketing
Substitution

Sole provider with complete value chain

Since 2000, there has been a constant rise in demand for carbon fibers because of the developments in the substitution process. Conservative estimates predict that global demand will double from the current level of 30,000 tons to 60,000 tons in 2012.

Currently, there are only eight producers of carbon fibers in the world. The SGL Group is the only European company, alongside three Japanese, three American, and one Taiwanese producer.

Initially, the carbon fibers are made into textile composite materials. These materials are then processed into finished components. The global market volume for composite materials is currently around €1.8 billion, and that for finished composite components approximately €13 billion. Both markets are experiencing growth of more than 10% per year.

The objective of the SGL Group is to develop a leading position in carbon fibers and composite materials. An important prerequisite for this is the Company's own source of raw materials (PAN precursor), which the SGL Group has secured at its Kelheim site in Germany in a joint venture with Lenzing AG. The strong global position that SGL Group has engineered as a supplier of materials to key industries (e.g. in the wind energy industry) is thereby secured over the long term. In the Composite Components (Hitco and Brake Discs) Business Line, the Group's objective is also to strengthen its position by means of strategic alliances and joint ventures with competent partners. An example is the joint venture set up in July 2007 with the automotive supplier Benteler Automobiltechnik, based in Paderborn, Germany, for the development, manufacture and marketing of components for the automotive industry on the basis of carbon-fiber-reinforced composites (CFK). The SGL Group is supplying the materials expertise, Benteler the automotive expertise. In the field of carbon-ceramic brake discs, SGL Group has been successfully cooperating with Audi and Porsche for some time. Via its US subsidiary Hitco, the SGL Group has for many years been a supplier of structural components to Boeing as a result of the increasing use of carbon fiber composites in aeronautical engineering. The recent investment in automation technologies will facilitate a significant expansion of the Group's activities in the aerospace industry.

Sharp focus on innovation

In 2005, the SGL Group decided to create a "Technology and Innovation" (T&I) center at Meitingen, Germany, where it would concentrate its entire global research and development (R&D) expertise in one site. In 2007, the Group agreed on the construction of a new building for the T&I center and a ceremony to celebrate the structural completion of the building was held on October 5, 2007. In addition to cooperation arrangements with various scientific institutes at German universities, SGL Group also agreed in 2007 to set up the first interdisciplinary chair for carbon fibers and carbon fiber composites to be based at Munich University of Technology. The Group is planning to enter into further cooperation agreements with universities and research institutions.

Carbon Fibers & Composites growth strategy

The strategy in the Carbon Fibers & Composites Business Unit is focused on the following:

1. Expansion of carbon fiber capacity on the basis of the Company's own PAN precursor
2. Significant expansion of existing carbon fiber capacity at the facilities located in Inverness, UK, and Evanston, USA
3. Development of new products and markets on the basis of the Company's own carbon fibers.
4. Support for organic growth by means of targeted partnerships and acquisitions for the purposes of developing production technologies and new applications

CFC medium-term targets up to 2011:

- Sales revenue growth >15% per year
- Return on sales >10%

Outlook and vision: The SGL Group in 2011

The strategic priorities for the future SGL Group are as follows:

1. Focus on profitable growth
2. Implementation of the new strategy
3. Achieve and sustain performance in line with the Group's vision **"We are the leading Carbon Company"** based on the claim **"Broad Base. Best Solutions."**

CORPORATE MANAGEMENT

Management of the Group

The management of the Company is supported by the structures and guiding principles set out below. The Board of Management determines the strategic direction of the Company. Fundamental business decisions are only taken at two levels: at the Board of Management level and at Business Unit management level. The operating activities of the Group are conducted by global Business Units (BUs), the management of which reports directly to the Board of Management and makes decisions collectively. The legal entities and sites provide the infrastructure and services required by the BUs. The Corporate Functions support the Board of Management and perform services for all BUs and companies.

Our management culture is based on the principle of "leadership and management by objectives". Performance-related bonus plans are based on Group, BU, and personal objectives agreed in objective discussions between the Board of Management, BUs and the Corporate Functions. In addition to the guiding principles, the SGL Group has also defined common values. These common values determine our corporate culture and our behavior in business life; they are reflected in the SGL Group "Code of Business Conduct and Ethics". Our "Code of Business Conduct and Ethics" underlines the obligation of the SGL Group to comply with the law and sets standards for ethical and legal conduct.

The following key figures represent the most important measures of performance for both reporting purposes and the purpose of determining the variable pay for employees: return on sales (ROS), return on capital employed (ROCE), both on the basis of EBIT (earnings before interest and tax), ratio of net debt to EBITDA (earnings before interest, tax, depreciation, and amortization), operating cash flow (before interest and tax), and gearing (net debt/equity). Investment and acquisition decisions are based on an internal required rate of return before tax, this rate being equivalent to the weighted average cost of capital (WACC). In 2007, this rate was around 10%. This requirement did not apply to investments into safety and environmental protection measures.

Important leading indicators

Apart from general economic growth in the most significant customer markets, important leading indicators for the performance of the operating business are order intake and the corresponding capacity utilization. Given longer lead times particularly in the Performance Products Business Unit, these two factors represent a reliable indicator for the current financial year. Even at the start of the year, they were indicating full utilization for the core product graphite electrode; the same also applies to the cathodes supplied to the aluminum industry. In addition, it applies to a few areas in the Advanced Materials Business Area (for example, special graphite for the semiconductor industry and process technology for the chemical industry). Given the fact that an increasing number of basic materials are being replaced by carbon fibers and related products, certain long-term trends are becoming increasingly important for us, for example in the development of carbon fibers and composites for the wind energy industry, and components for the automotive and aeronautical industry. We have already started to adjust capacity in line with the sharply rising demand. This adjustment will continue over the next few years.

ECONOMIC CLIMATE

Robust growth in the global economy in 2007

2007 saw another year of growth in the global economy, although the effects of the US mortgage crisis significantly dampened the pace of the economic upturn. As a result, in January 2008, the International Monetary Fund (IMF) lowered its forecast for the growth in economic output in 2007 from the previous figure of 5.2 % to 4.9 %. This was nevertheless a robust rate of growth and was achieved despite the fact that some economies and companies had to absorb a significant negative impact from the US mortgage crisis as well as sharply rising prices in international markets for energy, commodities and agricultural products. By the end of the year, the oil price had climbed to a new record high of over USD 95, more than 50 % higher compared to the end of 2006. Inflation rates also rose to a considerably higher level, reaching 4.1 % in the USA and 2.2 % in Germany. In the period from August 2007 to the end of January 2008, the US Federal Reserve attempted to counter the adverse effects of the credit crisis by announcing a total of five interest rate cuts, reducing its key federal funds rate from 5.25 % to 3.00 %. Negative effects were also felt from the foreign exchange markets caused by the weakness of the US dollar. Against the euro, the US dollar fell to USD 1.47 at the end of 2007 compared with USD 1.32 at the end of 2006.

Whereas the economies of the traditional industrial nations were able to register somewhat moderate growth in the year under review, the emerging economies of Asia were able to sustain the strong economic growth of prior years. According to data published by the Organization for Economic Cooperation and Development (OECD), the euro zone achieved growth of 2.6 %. Figures published by the German Federal Statistical Office show that the growth in gross national product in Germany was 2.5 %. In the USA, the economic climate has become less optimistic as a result of the mortgage crisis. The IMF calculates that the increase in US gross national product in 2007 will turn out to be 2.2 %. Japanese economic output rose by 1.9 %.

As in previous years, the upturn in the global economy was driven by the countries of the Far East and Southeast Asia. In China, the economy saw growth of 11.4 %, with the Indian economy registering 8.8 %. The economies of the central and eastern European countries reached growth of 5.8%, with Russia out in front having generated growth of 7.0%. The substantial proceeds from oil sales ensured that the states of the Middle East also enjoyed dynamic growth. Even Latin America was able to maintain the uptrend of previous years.

Industry trends: Customer industries benefit from the economic upturn again in 2007

The favorable global economic conditions also had a positive impact on the main customer industries of the SGL Group in 2007.

Trends in the steel, aluminum and other metallurgical industries are particularly relevant to the Performance Products Business Unit. According to the International Iron and Steel Institute (IISI), these industries grew to a record level in 2007. IISI estimates that global steel production reached around 1.34 billion tons in 2007, 7.5% up on 2006. As in previous years, the consolidation process in the industry continued; the same also applies to the shift of global production toward the Far East where the greatest demand is to be found. Steel production in Asia rose by a total of just under 12%. Standing out was China, the world's largest steel producer, with total production of 489 million tons, representing growth of almost 16% and taking its share of global steel production to over 36%. Growth was also dynamic in the other growth regions of central and Eastern Europe and South America. In the European Union, production rose to 210 million tons, a moderate increase of around 2%. Germany, the largest steel producing country in this region, raised production to 49 million tons representing growth of just under 3%. The North America region (132 million tons) lost further market share, as steel production was only slightly higher than in 2006. In the USA, there was even a contraction in production of over 1%. The proportion of global production accounted for by the USA, which until a few years ago was the dominant producer in the steel industry, had therefore fallen to around 7% at the end of 2007.

The proportion accounted for by electric steel production, which is particularly relevant for the SGL Group, remained relatively stable across the globe in 2007 at just over 30%. This form of steel production primarily involves the melting of scrap using the graphite electrodes manufactured by the SGL Group. This segment is considerably less cyclical than classic steel production using blast furnaces. Due to the greater availability of scrap, the share of total steel production accounted for by electric steel production in North America and Europe (27 EU countries) is 58% and 40% respectively. This is significantly higher than the proportion in the still developing Chinese steel industry (approximately 12%).

The second most important industry for the PP Business Unit is aluminum. In 2007, the aluminum industry benefited from both the generally positive global economic climate and the substitution of traditional materials by aluminum. Accordingly, global production of aluminum in 2007 rose to around 24.8 million tons, an increase of approximately 4%. The SGL Group produces cathodes made from carbon and graphite for the aluminum manufacturing process and unit sales are closely related to capital investment and maintenance cycles for aluminum smelters. Currently, the industry is building up significant new aluminum production capacities and this will also have a positive impact on the SGL Group's business. The global economic upturn and the disproportionately strong growth in emerging markets are also providing a stimulus for the SGL Group's business in carbon electrodes and furnace linings supplied particularly to customers in the metallurgical industries. Industry growth in 2007 was closely linked to the economies in the emerging markets and the demand in those countries for metallurgical products. Strong sales in these regions and the significant associated rise in industrial output in almost all sectors of the economy are driving up demand for the most important metallurgical products.

The Advanced Materials business supplies a wide range of industries. The automotive industry benefited significantly from pent-up demand and the resulting high level of demand in the newly industrializing countries in the Far East, Eastern Europe and South America. Worldwide vehicle production reached just under 72 million units, around 4% more than in 2006. The chemical industry was also able to look back on a good year in 2007. Based on favorable economic conditions, global production of chemicals rose by 4%. The aeronautical industry profited from a boom in orders over the last three years. In 2007, the industry recorded a new order volume equivalent to three times annual production. There was a continuation in the trend toward lightweight materials, for example based on carbon fibers. As in 2006, the ongoing geopolitical unrest and the large number of joint international military deployments resulted in global defense expenditure in 2007 breaking through the US$1 trillion threshold. The energy sector, which is also important for the SGL Group, benefited from the growth in the global economy. 2007 saw a continuation of the boom in the use of alternative energy sources. Solar and wind energy again recorded double-digit growth rates and are benefiting increasingly from intensive efforts in the major economies across the globe to become more independent from fossil fuels. These efforts could also be seen in a noticeable demand for the construction of nuclear power plants in 2007.

BUSINESS PERFORMANCE OF THE SGL GROUP IN 2007

Financial position and financial performance

Highlights

- Growth in consolidated sales revenue of 15% to €1,373 million
- Growth in profit from operations of 50% exceeds target of 40% plus
- Successful refinancing optimizes balance sheet and reduces future financing costs
- Acquisitions and joint ventures strengthen expertise in Advanced Materials Business Area
- Capital expenditure doubled to benefit from growth potential

General statement by the Board of Management on business performance in 2007

2007 was a very successful year for the SGL Group. We were able to achieve new record levels in both sales revenue and profit from operations. The increase in sales revenue to €1,373 million (up 15%) was significantly in excess of our own target of a 7-10% increase set at the beginning of 2007. We also managed to significantly exceed our own EBIT target of an increase of more than 40% (before antitrust expenses in 2006) with an increase of 50% to €254.5 million. The critical factors in achieving these results were favorable economic conditions, the successful focus in the Company on growth areas, and efficient corporate structures. All three Business Units were able to make a contribution to this performance and report double-digit growth rates in profits. Under our SGL Excellence initiative, we were able to reduce costs by around €27 million. In addition, we took important decisions regarding future profitable growth in the Company and some of these decisions have already been implemented. These included the repositioning of the business on the basis of two Business Areas (Performance Products and Advanced Materials), and a focus on clearly defined growth areas linked to carbon fiber technology. We laid the foundation for the development of our innovative expertise with the construction of a new research and development center at our Meitingen facilities in Germany, entered into cooperation agreements with academic institutes and universities, and, above all, optimized the value chain from carbon fibers through finished components by means of acquisitions and joint ventures. Important capital investment projects were initiated to enable us to exploit the growth potential. There was a corresponding sharp increase in capital expenditure on property, plant and equipment to over €130 million, compared with €65 million in 2006. A key element of this expansion in the Group was the focus on the growth markets of Asia, where good progress was made on the construction of our new production facilities at Banting in Malaysia. With the successful conclusion of a comprehensive new financing in May 2007, we succeeded in significantly improving our financing structure, thereby considerably reducing our future cash interest expenses.

The favorable economic conditions and the strategic measures introduced in 2007 have allowed us to create the basis for a new phase of strong, profitable growth in 2008 and the years to follow.

Sales revenue targets exceeded in all Business Units

In 2007, the growth trend in the SGL Group continued. All the Business Units were able to exceed the original sales revenue targets for 2007, in some cases by a significant margin. A decisive role was played by the sustained growth in the global economies of the euro zone as well as in Asia, South America and Eastern Europe. Consolidated sales revenue rose from €1,190.8 million in 2006 to €1,373.0 million in 2007, an increase of 15% (currency-adjusted: 19%). Volume growth including acquisitions contributed 7 percentage points to the growth, while price increases accounted for 12 percentage points.

Viewed over a five-year period, we were able to increase consolidated sales revenue from €932 million in 2003 to €1,373 million in 2007, an increase of close to 50%.

As announced at our annual results press conference held on March 8, 2007, and as already presented in the interim reports during 2007, the organizational and reporting structures of the Group were streamlined as of February 1, 2007. The Expanded Graphite Business Line was integrated into the Graphite Materials & Systems Business Unit. The central Technology and Innovation (T&I) expenses were allocated to corporate costs where they are reported as a separate item. This reclassification led to the following changes in the sales revenues reported for the Business Units in 2006: PP -€2.6 million, GMS +€39.2 million, CFC -€40.8 million and Other +€4.2 million.

The increase in sales revenue in 2007 resulting from the first-time consolidation of SGL Kümpers GmbH & Co. KG (April 2007), Graphite Chemical Engineering Co. Ltd. (June 2007), SGL Quanhai Carbon (Shanxi) Co. Ltd. (July 2007), Dr. Schnabel GmbH & Co. KG (October 2007), SGL epo GmbH (December 2007), and SGL Carbon Fibers LLC (December 2007) amounted to a total of €18.6 million (PP €0.0 million, GMS +€6.6 million, CFC +€12.0 million).

Sales revenue by Business Unit (in €m)


CFC
GMS
PP
Others
130.5
340.3
713.4
6.6
163.4
364.3
836.2
9.1
2006
2007

Development of sales revenue (in €m)


932
944
1,069
1,191
1,373
2003
2004
2005
2006
2007

Share of sales revenue by Business Unit (in %)


CFC
GMS
PP
11
29
60
12
27
61
2006
2007

The Performance Products (PP) Business Unit also benefited in 2007 from a continuation of the favorable conditions in the steel industry. In addition, sales revenue was boosted in 2007 by strong demand from the aluminum and silicon industries. The Business Unit was able to increase sales revenue by 17% (currency-adjusted: 21%). Across all business lines, 2 percentage points of this increase were attributable to volume, and 19 percentage points to price increases.

Sales revenue in the Graphite Materials & Systems (GMS) Business Unit rose by 7% (currency-adjusted: 11%). The principal contributors to this growth in sales revenue were Graphite Specialties and Process Technology. A high level of demand was recorded from the semiconductor, solar power, LED, lithium-ion battery and chemical industries.

The Carbon Fibers & Composites (CFC) Business Unit recorded the highest level of growth in sales revenue at 25% (currency-adjusted: 26%). The primary reasons for this increase were the rise in demand for carbon fibers, composites and brake discs, as well as acquisitions.

There has been a slight shift in the shares of sales revenue accounted for by each Business Unit compared to 2006 because of the disproportionate growth in sales revenue in PP and CFC.

From a geographical perspective, we were able to increase sales revenue in all regions. The highest growth rates achieved were 24% growth in Asia and 31% in the rest of the world (Latin America, Africa, Middle East).

Positive trend in new orders and order backlog

The majority of our customer industries are also continuing to benefit from general economic trends. A major driver remains the sustained high growth rates in the emerging economies in Asia, Eastern Europe and Latin America. Demand for our products is also being given significant stimulus by the continuing process of substitution in materials whereby lightweight, strong, fuel-efficient and energy-efficient materials are replacing traditional materials.

In the Performance Products Business Unit, our production capacity for 2008 had already been fully booked by February 2008. Order backlog for cathodes for the aluminum industry and furnace linings even stretch well into 2009.

In the Graphite Materials & Systems Business Unit, the 2007 record level of new orders and order backlog has again been exceeded for 2008. We are recording a sustainable strong level of demand from the semiconductor, solar power, and lithium-ion battery industries.


Sales revenue by geographical origin (in %)
Germany 34 35
Rest of Europe 42 42
North America 23 22
Asia 1 1
2006 2007


Sales revenue by destination (in %)
Germany 15 15
Rest of Europe 34 34
North America 25 22
Asia 14 15
Rest of world* 12 14
2006 2007

*Latin America, Africa, Middle East


Sales revenue by region (in €m)
Germany 180 205
Rest of Europe 404 469
North America 294 301
Asia 161 199
Rest of world* 152 199
2006 2007

*Latin America, Africa, Middle East

The strong growth is also mirrored in the order situation in the Carbon Fibers & Composites Business Unit. Our fiber capacity is fully utilized for 2008. Composite Materials already has significantly higher order backlog for important products such as prepregs for wind mills. The framework agreements for brake discs also provide for substantially higher deliveries in 2008 compared with 2007. Rising demand from the aerospace and defense industries, the successful signings in connection with orders for the Boeing 787 Dreamliner, and the Boeing 767 program have all had a very positive impact on orders in Composite Components.

Sales revenue by customer industry in 2007

- Steel 50 %
- Energy/industrial applications 17 %
- Other metallurgy 13 %



- Chemicals 8 %
- Automotive and transport 6 %
- Aerospace/defense 4 %
- Semiconductors 2 %

Financial performance – more than proportionate increase in profit from operations (EBIT)

In 2007, we were able to significantly exceed the medium-term targets published in March 2007. In the reporting period, return on sales reached 18.5 % (2006: 14.3 % before antitrust proceedings expenses) and was therefore higher than our medium-term target corridor of 12–16 %.

The SGL Group was able to increase profit from operations (EBIT) to €254.5 million, a year-on-year increase of 50 % (in 2006 before antitrust proceedings expenses) and significantly greater than the increase of 15 % in sales revenue. All Business Units contributed to this increase.

The reclassification of the Expanded Graphite Business Line and the central T&I costs had the following impact on Business Unit EBIT in 2006: PP +€1.7 million, GMS +€4.8 million, CFC -€3.4 million, central T&I -€3.1 million.

The initial contribution to EBIT from acquisitions and joint ventures in 2007 amounted to a total of €0.6 million (PP €0.0 million, GMS €1.2 million, CFC -€0.6 million) and therefore had no material impact on financial performance in 2007.

Cost increases in 2007 were particularly recorded for raw materials, energy and transport. However, we were able to more than offset these cost increases with increases in selling prices, better utilization of our global capacities, and by rigorous continuation of our cost reduction program under the Six-Sigma-based SGL Excellence initiative.

Income statement: net profit tripled

in €m	2007	2006	Change
Sales revenue	1,373.0	1,190.8	15 %
Profit from operations	**254.5**	**137.9**	85 %
Net financing costs	-65.4	-61.5	-6 %
Profit before tax	**189.1**	**76.4**	148 %
Income taxes	-57.9	-35.5	
Consolidated net profit for the year	**131.2**	**40.9**	221 %
Minority interest	0.3	0.2	
Net profit attributable to shareholders	**130.9**	**40.7**	222 %
Earnings per share (€)	2.06	0.66	212 %

We were able to increase profit from operations by 85 % to €254.5 million (2006: €137.9 million including antitrust proceedings expenses of €32.1 million). Net financing costs increased by just €3.9 million to €65.4 million (2006: €61.5 million including an interest expense of €12.8 million relating to antitrust proceedings), despite the one-time charge of €30.8 million in connection with the refinancing of the Group carried out in 2007. Profit before tax improved to €189.1 million, an increase of 148 %. The tax expense of €57.9 million in 2007 (2006: €35.5 million) corresponds to a tax rate of 30.6 % (2006: 46.4 %). Consolidated net profit for the year and net profit attributable to the shareholders of SGL Carbon AG more tripled. Earnings per share rose from €0.66 in 2006 to €2.06 in 2007.

The decision to use certain accounting methods and measurement options, and the use of accounting discretion where permitted, did not have any material impact on the presentation of the financial performance and financial position of the Group compared with 2006.

A review of the main types of expense and functional cost blocks in the consolidated income statement reveals how the various items developed compared with the increase in sales revenue.


Profit from operations (EBIT) (in €m)
47.9
GMS 36.8
244.5
PP 172.4
CFC
3.1
-4.4
T&I -3.1
-8.8
Corp.*-31.7
-32.2
2006
2007

* Corporate/before EU antitrust proceedings expenses of €32.1 million in 2006


Components of income and expense (in %)
Sales revenue +15 %
Raw materials and energy +30 %
Personnel expenses +3 %
Depreciation/amortization -8 %
Transport +10 %
Sales +8 %
Research & Development +20 %
Administration +9 %

Procurement markets characterized by rising raw material prices

The principal raw materials in the PP and GMS Business Units are petroleum cokes, pitches and anthracites. We obtain these materials from a range of suppliers with whom we maintain long-term business relationships for the most part. Requirements and prices are specified in annual master agreements. Despite the limited availability of high quality raw materials, there were no bottlenecks incurred in 2007. Even in the CFC Business Unit, we were able to secure the supply of raw materials without difficulty. The large number of different technology products means that we need a variety of key raw materials.

For example, in the case of carbon fibers, the raw material required is PAN (polyacrylonitrile) precursor. Our energy requirements (electricity, gas) are covered by both international and local energy suppliers. Overall, there was a disproportionate year-on-year rise in the cost of raw materials and energy in 2007 amounting to an average of around 30%.

Personnel expenses: ongoing optimization

In the reporting period, comparable personnel expenses in the SGL Group (i.e. excluding acquisitions) rose by just 3%, a disproportionately low increase on 2006. Including the costs of bonuses, share-based payments, social security contributions and employee post-employment benefit expenses, global personnel expenses amounted to €330.1 million in 2007 (€334.3 million including the additional expenses from acquisitions). This equates to around 29.5% of total costs for the year (2006: 31.3%).

Depreciation below 2006 level

Despite the sharp increase in the volume of capital expenditure in 2007, the total depreciation and amortization expense on non-current assets of €49.3 million was below the 2006 figure of €53.4 million. One reason for this is that there were no impairment losses in 2007. In 2006, we recognized writedowns on property, plant and equipment in connection with the restructuring at our facilities at Ascoli, Italy, and Valencia, USA. In addition, there were positive effects from currency translation. The high level of capital expenditure in 2007 had little or no immediate impact on the amount of depreciation in 2007, because depreciation is only recognized once new plant and equipment is completed and commissioned.

Rising selling expenses caused by a higher volume of deliveries and increases in shipping costs

In 2007, selling expenses, including shipping costs, rose by 9% to a total of €144.2 million (2006: €132.3 million). The proportion accounted for by shipping costs (freight, customs duties, insurance) was around one third. The increase in shipping costs was driven by the sharp rise in crude oil and energy prices and we had to accept average shipping price increases of 10%. This was primarily due to European truck tariffs, but overseas freight rates also contributed to the increase. The substantial growth in delivery volumes of cathodes and carbon electrodes, as well as the additional transactions in GMS and CFC, also led to further shipping cost increases.

Research and development costs driven by the accelerated development of our innovation strategy

The considerably higher level of activity under our innovation initiatives to develop new products and applications was reflected in increased research and development expenditure of €30.4 million (2006: €25.5 million). The research and development activities were focused primarily on the further technological development of the existing product portfolio and the development of new market and technology potential. In 2007, the activities of our central Technology & Innovation (T&I) research unit had already been expanded significantly. By December 31, 2007, we employed a total of 122 people in the central service organization (December 31, 2006: 106 employees). In 2007, we also made the first installment to support the interdisciplinary professorship in carbon fibers and carbon fiber composites at Munich University of Technology.

Disproportionately low increase in general and administrative expenses

In the year under review, general and administrative expenses as a proportion of sales revenue remained constant at 4% (2006: 4%). Total costs in 2007 amounted to €58.7 million (2006: €51.4 million). The amount accounted for by companies consolidated for the first time was around €3 million. After an adjustment for these acquisitions, the increase in general and administrative expenses was 9%, a much lower increase than the growth in sales revenue. We were able to generate significant savings compared with 2006 despite the final expenses incurred in 2007 in connection with implementation and initial audit under the American Sarbanes-Oxley Act (SOX). Project-related costs and external consultancy services saw a year-on-year increase linked to the growth strategy initiated in 2007 and also as a result of preparations for implementation of the Eighth EU Directive. Further expenses also arose in the context of our share-based remuneration system: the market valuation following the significant increase in the SGL share price led to an increase in expense. In 2007, we also began to align personnel resources in central and local service units to support the ongoing growth in individual areas of the business.

Positive impact on other operating income and other operating expenses from exchange gains

In 2007, the balance of other operating income and other operating expenses produced an income figure of €10.8 million compared with an expense of €4.8 million in 2006 (before expenses in connection with EU antitrust proceedings). The expenses in connection with EU antitrust proceedings amounted to €32.1 million in 2006. The substantial improvement in the balance was primarily the result of foreign exchange gains and the release of provisions following elimination of the corresponding obligations.

Net financing costs:
Convertible bonds and corporate bond successfully placed

SGL Carbon AG issued convertible bonds with a total value of €200 million, effective May 16, 2007. Each bond has a principal of €50,000, a maturity of six years, an initial conversion price of €36.52 and a 0.75 % coupon. On May 16, 2007, the Company also issued an eight-year floating-rate corporate bond (senior note) with a total value of €200 million. The corporate bond has a coupon of Euribor plus a margin of 1.25 % per year. The SGL Group used the proceeds from both of these bond issues to repay the 2004 syndicated loan facility and to redeem the 8.5 % high-yield bond (nominal €270 million) issued in February 2004 by SGL Carbon Luxembourg S.A. and guaranteed by SGL.

The Company has redeemed the 2004 high-yield bond by depositing German government bonds for the payment of interest, principal and early repayment costs until the repayment date on February 1, 2008, and is therefore no longer on our balance sheet. In 2007, the early repayment of the high-yield bond led to a cash expense of €20.1 million. There was also a non-cash final amortization expense of around €10.7 million in connection with costs of the 2004 refinancing that has now been replaced.

In addition to these two bonds, the SGL Group also has at its disposal a new secured syndicated credit line for €200 million to be used for working capital and acquisitions. The credit line has equal ranking with the corporate bond and is being provided by the SGL Group's core banks.

On the basis of the current outstanding liabilities, the new financing package will reduce cash interest expense by 50 % from 2008 onwards, assuming the same level of debt. This results in net financing costs of around minus €40 million a year from 2008 on.

Net financing costs

in €m	**2007**	2006
Income/expenses from investments accounted for using the equity method	**1.3**	**1.2**
Interest income	6.7	5.3
Interest expense	-22.3	-31.1
Interest cost component on convertible bond	-4.5	-
Interest expense arising on antitrust proceedings	0.0	-14.1
Interest component of additions to provisions for pensions and other employee benefits	-13.9	-13.1
Interest expense, net	**-34.0**	**-53.0**
Refinancing expenses	-12.4	-3.4
Expenses relating to the early repayment of the high-yield bond	-20.1	0.0
Other	-0.2	-6.3
Other financing costs	**-32.7**	**-9.7**
Net financing costs	**-65.4**	**-61.5**

Cash interest expense fell to €22.3 million, a year-on-year decrease of €8.8 million. This reduction was primarily the result of the refinancing concluded in May 2007. The average rate of interest in 2007 was 5.1% per year, whereas the rate in 2006 on the basis of the previous financing arrangements was 8.1% per year. If the second half of 2007 is considered in isolation, the average interest rate for this period was 3.4% per year. In addition to the coupon of 0.75% per year on the convertible bonds, IFRS requires the recognition of a non-cash interest cost component. In this way, the hidden premium initially reported under equity in the accounting treatment of the convertible bond is unwound and recognized in income over the maturity of the bond. The calculation assumed a market discount rate of 5.8% per year. This is the rate at which the SGL Group would have been able to secure alternative financing. In the reporting period, this resulted in a non-cash interest cost expense of €4.5 million for the first time. Interest expenses in connection with antitrust proceedings were incurred for the last time in 2006 and included the one-off item of €12.8 million resulting from the ruling by the European Court of Justice (ECJ). The interest portion of the additions to provisions for pensions and other employee benefits was slightly above the figure for 2006 at €13.9 million (2006: €13.1 million).


Net financing costs
(in €m)
-48.7
Adjusted net financing costs
-34.6
-12.8*
-30.8*
Extra effects
2006
2007

* 2006: ECJ interest expense
* 2007: one-time costs of the refinancing

The other financing costs of €32.7 million in 2007 (2006: €9.7 million) include the one-time costs of the refinancing in 2007 (costs of €20.1 million in connection with the early repayment of the 2004 high-yield bond and a final amortization expense of €10.7 million on remaining capitalized refinancing costs from 2004).

After adjustment for one-off items in 2006 and 2007, net financing costs in 2007 were €34.6 million (2006: €48.7 million).

Group tax rate of 31%

The income tax expense of €57.9 million in the reporting period (2006: €35.5 million) corresponds to a tax rate of 30.6% (2006: 46.4%). As a result of the German corporate tax reform, the tax rate will fall from 38.4% to 29.2% from 2008 on. This resulted in a one-time expense of €7.3 million from the revaluation of reported deferred tax assets and liabilities compared with the end of the prior year. On the basis of the newly created medium-term planning at the end of the year for the legal entities in the German tax group, we were in a position to create additional deferred tax assets on tax losses carried forward of €7.3 million. These deferred tax assets represent a tax income in the reporting period and therefore offset the effect from the change in the tax rate in Germany.

In 2007, cash tax payments amounted to €31.2 million (2006: €25.9 million). The cash tax rate was therefore 16.5%. This was largely attributable to the use of our tax losses carried forward in the USA and Germany.

Consolidated net profit for the year triples

In the reporting period, we were able to increase net profit for the year (before minority interest) to €131.2 million (2006: €40.9 million), an increase of €90.3 million. After deduction of the minority interest, the net profit for the year attributable to the shareholders of SGL Carbon AG was €130.9 million (2006: €40.7 million). Earnings per share rose from €0.66 in 2006 to €2.06 in 2007.

Financial performance

in €m	**2007**	2006	2005	2004	2003
Profit from operations[1),2)]	254.5	170.0	112.8	59.0	41.8
- as % of sales revenue	18.5	14.3	10.6	6.3	4.5
Net profit/loss for the year[1),3)]	130.9	40.7	28.2	-4.6	-33.1
- as % of sales revenue	9.5	3.4	2.6	-	-
Earnings per share in €	2.06	0.66	0.50	-1.66	-2.55

1) until 2004 without discontinuing operations and basis of consolidation adjusted
2) before expenses from antitrust proceedings and after restructuring
3) after minority interests

SGL Carbon AG - net profit for the year

Based on its single-entity annual financial statements prepared in accordance with the German Commercial Code (HGB), SGL Carbon AG, as the parent company in the SGL Group, generated a net profit for the year of €45.6 million in 2007 (2006: €5.6 million). A distributable profit of €13.8 million was brought forward from prior years.

After the transfer of €22.8 million from the net profit for 2007 to retained earnings, the total distributable profit for 2007 was €36.6 million (including the distributable profit of €13.8 million brought forward from prior years). This distributable profit was carried forward to the new financial year. As in previous years, free funds were used for accelerated debt repayment and financing of the Group's subsidiaries.

The Carbon Generation: Reduced Weight for Lower Fuel Consumption


DREAM

Composites in Aircraft Construction

A new chapter in aircraft construction has already begun. More and more structural components are no longer being made out of aluminum but based on carbon fiber composites which are extremely resistant and around 30 percent lighter.


LINER

The increase in global passenger numbers demands ever larger aircrafts. Aircraft weight needs to be reduced dramatically in order to reduce fuel consumption and thus costs.

→ **turn the page**



SGL Groups's subsidiary, Hitco, is one of the leading manufacturers of composites for aerospace applications and has major blue-chip customers in both Europe and the US.

Business Units in 2007: Significant Increase in Earnings

Business Unit Performance

PERFORMANCE PRODUCTS **PP**







Sales revenue and EBIT increased again

in €m	**2007**	2006	Change
Sales revenue	836.2	713.4	17%
EBITDA	269.3	200.9	34%
EBIT	244.5	172.4	42%
Return on sales (%)	29.2	24.2	
Capital expenditure on property, plant and equipment and intangible assets	69.0	34.2	102%
Depreciation, amortization expense and impairment losses	24.8	28.5	-13%
Number of employees (at year-end)	2,213	2,261	-2%

The core products of the Performance Products (PP) Business Unit are graphite electrodes used in electric arc furnaces in which scrap is recycled to produce steel. Products that are increasingly important for PP are high-quality cathodes that are used in the production of aluminum. In contrast to electrodes, which are consumed in a matter of hours, cathodes are capital goods used in aluminum electrolysis over several years. The PP Business Unit also manufactures carbon electrodes for use in other metallurgical smelting applications (e. g. silicon, phosphorus). Furnace linings for pig iron production complete the PP portfolio. PP has 8 production sites in Europe, 4 in North America, and 1 in Asia, all enabling the Business Unit to offer a comprehensive service for its global customers. The state-of-the-art production facilities in Malaysia, which are still under construction, will in future provide PP with a graphite electrode and cathode plant in the fast-growing Asian market.

In 2007, sales revenue in PP rose by 17% (currency-adjusted: 21%) to €836.2 million (2006: €713.4 million). Of this increase, 2 percentage points were accounted for by volume increases, and 19 percentage points by price increases. Deliveries of the graphite electrode core product were at the same level as 2006. The strong sales levels of 2006 were maintained in all regions, with PP also able to defend its respective market shares. In 2007, we were also able to enforce significant price increases for our products in both euro and US dollar zones.

The continuation of favorable conditions in the steel industry led to full order books for graphite electrodes at the end of 2007. As before, the limited availability of the most important raw material - needle coke - means that the supply of high-quality graphite electrodes continues to be under pressure. Supplies of needle coke to PP are, however, secured via fixed supply contracts.

Growth in our cathodes business was particularly encouraging. Unit sales of cathodes were significantly up on 2006, driven by rising demand for aluminum. We also noted a further shift in demand away from amorphous cathodes toward high-quality graphitized cathodes.

Both carbon electrodes and furnace linings benefited from rising demand in metallurgical applications and from growth in the primary steel industry, and consequently saw a rise in unit sales.

In 2007, there was a further rise in EBIT to €244.5 million (2006: €172.4 million), an increase of 42%. As a result, return on sales climbed from 24% in 2006 to 29% in the year under review. This rise in EBIT was the outcome not only of price increases and rising unit sales volumes in most Business Lines, but also of further net cost savings amounting to €10 million under our SGL Excellence initiative.

The new production facilities in Malaysia with the lowest cost structure and cutting-edge technology will secure our competitiveness over the long term. The expansion of the cathode business will generate a better balance in PP's portfolio and further reduce the impact of cyclical fluctuations in individual industries. For example, we will be able to offset any potential cyclical downturn in demand for graphite electrodes by strong growth in our cathodes business.

PP: Sales revenue by Business Line in 2007



Cathodes and furnace linings 17%
Graphite and carbon electrodes 83%

PP: Sales revenue by customer industry in 2007



Other metallurgical applications 18%
Steel 82%

Business Unit Performance

GRAPHITE MATERIALS & SYSTEMS **GMS**











High level of demand ensures increase in sales revenue and EBIT

in €m	**2007**	2006	Change
Sales revenue	364.3	340.3	7%
EBITDA	62.0	51.2	21%
EBIT	47.9	36.8	30%
Return on sales (%)	13.1	10.8	
Capital expenditure on property, plant and equipment and intangible assets	21.1	16.9	25%
Depreciation, amortization expense and impairment losses	14.1	14.4	-1%
Number of employees (at year-end)	2,469	2,122	16%

The Graphite Materials & Systems (GMS) Business Unit comprises a broad range of customized products based on graphite. Sales revenue in the Graphite Specialties Business Line is generated first and foremost from customers in the energy, semiconductor, and automotive industries and in the areas of metallurgy and high-temperature applications. Some of the activities focus on the sale of feeder stock, but are mainly concentrated on finished products with a high value-added content. Graphite components are manufactured, cleaned, coated or finished in some other way in accordance with requirements specified by our customers. These components are used, for example, in heating elements for monocrystal production in the semiconductor and solar power industries. The unit is also increasingly developing products to support efficient power generation and energy storage. Solutions are also being offered for the automotive and other manufacturing industries in the form of bearing and pump components, and graphite-based seals.

The Process Technology Business Line primarily manufactures graphite heat exchangers, columns, pumps and systems for the chemicals and environmental industries. Advanced technology applications with graphite foils (expanded graphites on the basis of natural graphite) are also used in a large number of industries, for example, the automotive, chemical, and the heating and air-conditioning equipment industries.

GMS is becoming strategically oriented toward Asia in an increasingly different number of ways. In 2007, Graphite Specialties entered into a joint venture with a Chinese partner for the production of isostatic graphite. The Company was able to commence operations in the second half of 2007; from the beginning of 2008, increased capacity will be available, placing the Company in a better position to meet the strong demand from the Chinese market. In 2007, the first stage in the construction of a processing center in Shanghai, China, was completed; work also started on the construction of a further stage. The growth in new orders and capacity utilization has been encouraging.

In Process Technology, we completed negotiations in 2007 for a joint venture with Tokai Carbon. The joint venture will bring together our partner's apparatus engineering activities from its companies in China, Japan and Korea. In the fourth quarter of 2007, we also completed the takeover of Dr. Schnabel GmbH & Co. KG, a manufacturer of components lined with PTFE (polytetrafluoroethylene). This broadens the material base in Process Technology. In addition, we strengthened the Process Technology operations with the further expansion of our new assembly and processing center in Pune, India. The first orders are already being manufactured in India.

The expansion of capacity for isostatic graphite at the Bonn facilities initiated by Graphite Specialties in 2006 was completed in 2007. This expansion supports the sharp growth in volume in this technology. As far as extruded semi-finished products are concerned, activities at our plant in Morganton, USA, have been focused on specialties. The production of graphite electrodes previously located at these facilities has been transferred to our other electrode plants. At our facilities in Meitingen, Germany, we have set up a completely new machining center with cleanroom technology for the production of graphite components for the PBMR business (pebble bed modular reactor; components for a new generation of nuclear reactors in South Africa).

Sales revenue in GMS rose by 7% (currency-adjusted: 11%) from €340.3 million in 2006 to €364.3 million in 2007. The main contributors to this growth in sales revenue were Graphite Specialties and Process Technology, with a high level of demand coming specifically from the semiconductor, solar power, lithium-ion battery, and chemical industries.

EBIT increased from €36.8 million in 2006 to €47.9 million in 2007, a rise of 30%. This increase was mainly due to volume growth, price increases, high capacity utilization and savings of €8 million. As a result, return on sales climbed from 11% in 2006 to 13% in the year under review. With the expansion of our production capacity for isostatic graphite, the integration of the joint ventures in Asia, the addition of the Dr. Schnabel activities, and the increase in research and development expenditure, we have laid the foundations for further growth in GMS.

GMS: Sales revenue by Business Line in 2007



Expanded Graphite 10%
Process Technology 21%
Graphite Specialties 69%

GMS: Sales revenue by customer industry in 2007



Chemicals 24%
Other industrial applications 20%
Energy 12%
Semi-conductors 15%
Automotive and transport 10%
Metallurgy 7%
Tool manufacture 7%
High-temperature applications 5%

Business Unit Performance

CARBON FIBERS & COMPOSITES **CFC**











Strong growth and positive EBIT

in €m	2007	2006	Change
Sales revenue	163.4	130.5	25 %
EBITDA	12.2	4.7	160 %
EBIT	3.1	-4.4	
Return on sales (%)	1.9	-3.4	
Capital expenditure on property, plant and equipment and intangible assets	29.7	12.6	136 %
Depreciation, amortization expense and impairment losses	9.1	9.1	
Number of employees (at year-end)	1,125	814	38 %

The Carbon Fibers & Composites (CFC) Business Unit covers the entire value chain from carbon fibers and composite materials through finished components. The carbon fibers and carbon fiber composites produced by CFC are increasingly in demand as substitutions for traditional materials because of their unique properties, such as the combination of low weight and high stiffness. The SGL Group is benefiting primarily from rapidly increasing demand from the aerospace and automotive industries, and from alternative energy sources such as wind energy.

CFC was able to increase its sales revenue by 25 % (currency-adjusted: 26 %) from €130.5 million in 2006 to €163.4 million in 2007. The principal drivers were the high volume of unit sales in composites and brake discs. The growth in CFC was also supported during the reporting period by new acquisitions and joint ventures. A disruption to the production of carbon fibers in Inverness, Scotland, during the first quarter of 2007 resulted in some delivery delays, which were partially compensated within the year.

EBIT in CFC improved from minus €4.4 million in 2006 to positive €3.1 million in 2007. This equates to a return on sales of 2 %. With savings of €9 million achieved under the SGL Excellence initiative we were able to offset the negative effects from the disruption to carbon fiber production and increases in factor costs for raw materials and energy.

In 2007, we implemented a number of strategic measures to provide the basis for further growth in CFC. The construction of a third major production line for carbon fibers at our Inverness plant in Scotland will expand our carbon fiber capacity at this location to around 4,000 tons by the end of 2008. In November 2007, we took over Aldila Inc.'s 50-% shareholding in the Carbon Fiber Technology LLC (CFT) joint venture in Wyoming, USA. This enabled us to increase our carbon fiber capacity at these facilities from 500 tons to 1,000 tons. We also commenced construction of a second carbon fiber line in Wyoming, with production scheduled to begin at the beginning of 2009. The supply of raw materials for all the new capacity has been secured by the strategic alliance with Mitsubishi Rayon Corp., Japan, and the joint venture agreed in March 2007 with Lenzing AG, Austria, for the production of the carbon fiber raw material (PAN precursor) at our production facilities in Kelheim, Germany.

A controlling interest in the joint venture with F. A. Kümpers GmbH & Co. KG has provided us with innovative technologies for the processing of our carbon fibers into multi-axial fabrics. The objective of the joint venture with Benteler Automobiltechnik, Paderborn, Germany, is to develop, manufacture and market components for the automotive industry on the basis of carbon-fiber reinforced composites. With the takeover of epo GmbH, we acquired one of the leading European manufacturers of carbon fiber composites and strengthened our market position in the field of unidirectional semifinished carbon fiber products (prepregs).

CFC: Sales revenue by Business Line in 2007


Carbon Fibers 26%
Composite Materials 37%
Composite Components 14%
Brake Discs 23%

CFC: Sales revenue by customer industry in 2007


Automotive 30%
Aerospace/defense 28%
Energy 15%
Other industrial applications 27%

Central T&I costs and corporate costs

in €m	2007	2006
Other sales revenue	9.1	6.6
Central T&I costs	-8.8	-3.1
Corporate costs	-32.2	-31.7
Antitrust expenses	-	-32.1

To support our innovation strategy, we brought together all our research and development activities under the umbrella of the Technology and Innovation (T&I) organization at the end of 2005, which we then continued to expand over the subsequent two years. All initiatives and startup costs that cannot be assigned to one of our established businesses are reported under corporate costs. This includes both fundamental research and new product developments that do not yet have any commercial status. Expenses of this type are reported at corporate level in order to increase transparency and avoid burdening our Business Units with costs that are not directly associated with their ongoing operations. Central T&I costs amounted to €8.8 million (2006: €3.1 million) and were therefore significantly higher than in 2006. This was primarily due to two factors. First, the 2006 figure reflects the fact that T&I was still in the implementation phase in 2006. Secondly, the T&I costs in 2007 included the first instalment to support the interdisciplinary professorship in carbon fibers and carbon fiber composites at Munich University of Technology.

Corporate costs include the cost of the management holding and the head office services assigned to it. At €32.2 million in total in 2007, these costs were roughly at the same level as in 2006 (2006: €31.7 million). The partial elimination of costs in connection with our delisting in the USA in 2007 was offset by additional market and project costs, particularly in connection with the preparations for the implementation of the Eighth EU Directive, the higher valuation of the share-based management incentive program and the gradual development of our central service units to support the growth strategy.

As already announced in the 2007 half-year report, we voluntarily delisted from the New York Stock Exchange on June 22, 2007 and terminated the American Depositary Receipt (ADR) program on June 25, 2007. Under new SEC rules that came into force on June 4, 2007, delisting is a necessary prerequisite for exemption from the reporting obligations under the US Securities Exchange Act of 1934 (deregistration). Under the arrangements for the termination of our ADR program, ADR holders were given the option until August 24, 2007 to exchange their ADRs for common stock in SGL Carbon AG at no charge. Shares underlying any ADRs remaining after this date were sold, the proceeds being credited to the ADR holders concerned. We are therefore assuming that, under the new SEC rules, we will be able to deregister in June 2008. After deregistration, the costs associated with the US reporting obligations will be completely eliminated.

ASSETS, EQUITY AND LIABILITIES

Further strengthening of capital structure

As at December 31, 2007, total assets had increased by €244.7 million to €1,505.5 million (December 31, 2006: €1,260.8 million). Balance sheet ratios were substantially improved due to the higher net profit for the year and the refinancing carried out in 2007. As any capital goods company, the SGL Group has a high ratio of non-current assets to total assets, the non-current assets being almost entirely financed by equity. The Group was able to achieve a further reduction in gearing, i.e. the net debt/equity ratio, to 0.45 (2006: 0.51).

The accounting policy options available in determining individual balance sheet items were applied consistently. Any available accounting discretion was also applied consistently on the basis of the procedure used in 2006. The application of new standards did not have any material impact on the financial statements.

Off-balance-sheet financial instruments relate primarily to a building lease, and leases on two administrative buildings and various processing facilities at two locations in Germany. The total value of these operating leases had no material effect on the presentation of the financial performance and financial position of the SGL Group. Further details can be found in the notes to the financial statements under Note 25.

Assets: increase as a result of acquisitions and growing business volume

in €m	Dec. 31, 2007	Dec. 31, 2006
Non-current assets	591.2	454.9
Deferred tax assets	100.8	117.6
Inventories	385.6	316.6
Trade receivables	242.9	225.0
Cash and cash equivalents	130.0	103.0
Other assets	55.0	43.7
Total assets	**1,505.5**	**1,260.8**

The rise in the non-current assets to €591.2 million was the result of additions of €66.9 arising from acquisitions, and capital expenditure on property, plant and equipment of €127.7 million, which was significantly in excess of the depreciation/amortization expense. The drop in deferred tax assets of €16.8 million to €100.8 million reflects the utilization of tax losses carried forward in the USA and Germany. The rise in inventories to €385.6 million (up 22%) was in line with the general growth in the business. Despite the growth in sales revenue, we were largely able to stabilize trade receivables at the level of 2006 owing to further optimization of receivables control and cash collection. As at December 31, 2007, cash and cash equivalents stood at €130.0 million (2006: €103.0 million). The increase in other assets to €55.0 million (2006: €43.7 million) was largely attributable to additions arising from acquisitions.



Development of assets
(in €m)
Current assets
688
813
Non-current assets
573
692
2006
2007

Currency effects were caused primarily by further weakening of the US dollar and pound sterling against the euro (down 10.5% and 8.4% respectively). Some of these effects were compensated by the strengthening of the Canadian dollar and Polish zloty against the euro (up 5.8% and 7.0% respectively). Overall, there was a negative effect on total assets of approximately €38.7 million as at December 31, 2007 compared with December 31, 2006.

Increase in working capital in line with increase in operating activities

in €m	**Dec. 31, 2007**	Change from acquisitions	Currency	Operating	Dec. 31, 2006
Inventories	385.6	13.5	-8.7	64.2	316.6
Trade receivables	242.9	5.5	-4.1	16.5	225.0
Trade payables	-143.4	-10.2	1.7	-20.7	-114.2
Working capital	**485.1**	**8.8**	**-11.1**	**60.0**	**427.4**

In the course of 2007, working capital rose by €57.7 million (currency-adjusted: €68.8 million). The impact of acquisitions was €8.8 million. Adjusted for exchange-rate fluctuations and acquisitions, the increase compared with December 31, 2006 was 14%. This compares with an increase in sales revenue (adjusted for exchange-rate fluctuations and acquisitions) of 18%. Apart from the significant increase in operating activities, the main reasons behind this increase were increases in purchase and selling prices, which are reflected directly in higher balance sheet values. In 2007, we were also able to stabilize on 2006 levels the performance indicators relating to inventory turnover rates and average days trade receivables outstanding.

Equity and liabilities: equity ratio of 42 %

in €m	Dec. 31, 2007	Dec. 31, 2006
Equity	636.9	447.2
Provisions for pensions and other employee benefits	170.1	167.6
Provisions	93.5	117.6
Financial liabilities	359.6	319.5
Trade payables	143.4	114.2
Other items	102.0	94.7
Total equity and liabilities	**1,505.5**	**1,260.8**

In the course of the reporting period, consolidated equity increased by €189.7 million and as at December 31, 2007 stood at €636.9 million. This represents an equity ratio of 42.3 % (December 31, 2006: 35.5 %). In addition to the significant net profit for the year of €131.2 million, the main impact was from the €49.0 million equity portion of the convertible bond as at December 31, 2007. Currency effects reduced equity by €18.2 million as at December 31, 2007 (December 31, 2006: reduction of €15.3 million). Capital increases, entries in accordance with IFRS 2 in connection with share-based remuneration programs, and other income neutral changes added €27.7 million in 2007 (2006: addition of €98.2 million).


Development of equity and liabilities
(in €m)
Current liabilities 275
280
Non-current liabilities 539
588
Equity 447
637
2006
2007

Issued capital rose in the year under review from €161.0 million as at December 31, 2006 to €163.6 million as at December 31, 2007, an increase of €2.6 million. As at December 31, 2007, the issued capital was divided into 63,900,405 no-par-value bearer shares each with an imputed nominal value of €2.56 (December 31, 2006: 62,891,778).

As at December 31, 2007, the balance of provisions was €93.5 million, a year-on-year decrease of €24.1 million. This decrease was largely attributable to the cash deposit in February 2007 to cover the final EU antitrust penalty.

The financial liabilities reported under equity and liabilities increased in the year under review to €359.6 million (December 31, 2006: €319.5 million). In calculating the net debt as at December 31, 2007, we included the remaining convertible bond equity portion as required under IFRS in order to reflect the full future nominal obligation of €200 million. Given the cash outflows in connection with our acquisition activities and with the refinancing carried out during the course of the year, net debt had risen to €285.2 million as at December 31, 2007 (December 31, 2006: €229.1 million), an increase of €56.1 million.

Net debt

in €m	Dec. 31, 2007	Dec. 31, 2006
Financial liabilities	359.6	319.5
Remaining interest cost component for the convertible bond	45.5	-
Netted refinancing costs	10.1	12.6
Cash	-130.0	-103.0
Net debt	**285.2**	**229.1**

As at December 31, 2007, trade payables stood at €143.4 million, an increase compared to €114.2 million as at December 31, 2006. This increase was largely the result of increased investing activities.

Development of net assets

in €m	2007	2006	2005	2004	2003
Total equity and liabilities	1,505.5	1,260.8	1,190.5	1,320.4	1,243.2
Equity	633.4	445.0	322.1	267.3	104.4
Equity ratio in %	42.1	35.3	27.1	20.3	8.4
Working capital	485.1	427.4	386.3	346.5	385.4
Net debt	285.2	229.1	264.7	321.6	451.8

FINANCIAL POSITION

Balanced free cash flow despite almost threefold increase in capital expenditure and payments for acquisitions

In 2007, the SGL Group's growth via strategic maintenance and expansion investments and via targeted acquisitions was internally financed. Excluding the payments in connection with the antitrust proceedings, we generated negative free cash flow in 2007 of €0.9 million (2006: positive cash flow of €47.9 million).

Consolidated cash flow statement (currency-adjusted)

in €m	2007	2006
Cash provided by operating activities	171.9	111.7
Cash used in investing activities	-172.8	-63.8
Free cash flow*	**-0.9**	**47.9**
Cash provided by financing activities	51.8	63.2
Payments in connection with antitrust proceedings	-22.5	-99.7
Exchange-rate related changes	-1.4	-1.8
Cash and cash equivalents as at December 31	130.0	103.0

*Net cash provided by operating activities before antitrust payments less net cash used in investing activities

Cash provided by operating activities

Cash provided by operating activities (before payments in connection with antitrust proceedings) increased in 2007 by €60.2 million to €171.9 million and therefore significantly in excess of the figure for 2006 of €111.7 million. The increase resulting from the growth in EBIT and lower interest payments was partially offset by the necessary increase in working capital required by the volume of business. Despite the substantial increase in profit before tax, cash tax payments in 2007 only increased by €5.3 million to €31.2 million (2006: €25.9 million).

Cash used in investing activities

Cash used in investing activities rose to €172.8 million, an increase of €109.0 million on 2006. Capital expenditure on property, plant and equipment and on intangible assets rose significantly by €65.3 million to a total figure of €130.5 million (2006: €65.2 million). The payments for acquisitions in 2007 amounted to €42.4 million (2006: €1.4 million).

Cash provided by financing activities

Cash provided by financing activities in the reporting period amounted to €51.8 million. Against the net drawdown of financial liabilities of €80.9 million in 2007, there were payments of €12.1 million to cover refinancing costs and costs of €20.1 million in connection with the early repayment of the high-yield bond. The high cash inflow of €63,2 million in the previous year was attributable to the capital increase of March 2006.

Financing structure

Cash and cash equivalents increased to a balance of €130.0 million as at December 31, 2007 (December 31, 2006: €103.0 million). Unused credit facilities amounting to approximately €216 million are also available to the SGL Group to cover working capital and acquisitions. Additional loan facilities are also currently being negotiated for the purposes of financing capital investment in an integrated graphite electrode and cathode plant. Together, the available cash and credit lines mean that the SGL Group has sufficient flexibility in terms of liquidity to meet its requirements. The financial flexibility of the Group is therefore secured over the medium term.

Contractual payment obligations

The most significant contractual payment obligations comprise the repayment of debt, purchasing obligations, and obligations under operating leases. The total nominal amount of debt repayment obligations is €415 million. The corporate bond with the total value of €200 million has a maturity date in 2015. The convertible bonds, which also have a total nominal value of €200 million, are due for repayment in 2013 in cash unless holders exercise the conversion rights before maturity, in which case up to 5,476,451 new bearer shares will be created.

As at December 31, 2007, trade payables, derivative financial instruments, finance leases and other financial liabilities amounted to a total of €168.2 million (December 31, 2006: €137.0 million). Of this total, liabilities of €12.4 million were due after more than one year (December 31, 2006: €0.5 million). Income tax liabilities and other liabilities amounted to an additional €42.0 million at the end of 2007 (December 31, 2006: €33.6 million), which almost without exception, were current. Further details can be found in the notes to the financial statements under Note 23.

Central financial management

In order to secure financial stability and flexibility, the SGL Group has endeavored to put in place a balanced financing structure based on a combination of various financing components. At the end of 2007, the equity ratio (shareholders' equity as a proportion of total assets) stood at 42.1 %, with gearing (the ratio of net debt to equity) at 0.45. In 2007, the Company therefore further reinforced the basis for the future planned growth. Financing in the SGL Group is managed centrally in order to minimize the cost of capital from financing, benefit from economies of scale, and provide optimum hedging of interest-rate and currency risks. This organizational structure secures and manages liquidity for the subsidiaries. In addition to financial planning, which normally covers four to five years, the Group also carries out regular liquidity planning for the immediate future to cover day-to-day operations. Based on the combination of financial and liquidity planning and the availability of unused credit lines, the SGL Group ensures that it has adequate liquidity reserves at all times so that it is able to respond with flexibility to cash flow fluctuations during the course of the year and meet its payment obligations on time.

The Group also uses derivative financial instruments to limit interest-rate and currency risks. In the context of foreign-exchange management, the SGL Group concentrates on the hedging of transaction risk from future cash flows. The main currency risks in the SGL Group arise from changes in exchange rates for the US dollar, Japanese yen and Polish zloty against the euro, and from changes in exchange rates for the Canadian dollar and pound sterling against the US dollar. The primary hedging instruments used by the Group are currency forwards and options. As far as interest-rate management is concerned, the SGL Group uses interest-rate swaps and options as hedging instruments on an ad hoc basis in order to optimize financing costs. Further details on hedging instruments and the effects of hedging can be found in the notes to the financial statements under Note 27.

Ratings upgraded

As in 2006, both Moody's and Standard & Poor's (S&P) again rewarded the performance of the SGL Group in 2007. Based on our 2006 results and the optimized financing structure on completion of the refinancing in 2007, the two rating agencies revised their ratings for the SGL Group upwards from BB- to BB in the case of S&P, and from Ba3 to Ba2 in the case of Moody's. The unsecured convertible bond with a total value of €200 million was rated by Moody's and Standard & Poor's at Ba3 and B+ respectively. The secured corporate bond, which also had a total value of €200 million, was given a Ba1 rating by Moody's and a BBB- rating by Standard & Poor's. This is the first time that a financial instrument issued by the SGL Group has ever been given investment-grade status.

Capital expenditure, depreciation/amortization and impairment

In the year under review, capital expenditure on property, plant and equipment and intangible assets amounted to €127.7 million, around €82.4 million more than the reported expense for depreciation, amortization and impairment losses. Expenditure on intangible assets was approximately €2.8 million (2006: €3.8 million). This related to internally developed and purchased software, as well as capitalized development costs. The Business Unit breakdown of capital expenditure on property, plant and equipment and intangible assets was as follows: 53% in PP, 16% in GMS, 23% in CFC, and 8% on central projects.

The SGL Group acquired part or all of the shares in six companies. The addition of these acquisitions increased non-current assets in the Group by €66.9 million (thereof €10.3 million in GMS and €56.6 million in CFC). The breakdown into individual components is shown in the following statement of changes in non-current assets.

Changes in non-current assets

in €m	Dec. 31, 2007	Addition Acquistions	Addition operative	Depr./ amort. writedown	Currency/ other	Dec. 31, 2006
Intangible assets	23.2	4.2	3.2	-4.0	-0.1	19.9
Goodwill	96.1	37.1	0.0	0.0	-4.9	63.9
Property, plant and equipment	449.5	25.6	127.7	-45.3	-7.4	348.9
Other non-current assets	22.4	0.0	1.5	0.0	-1.3	22.2
Non-current assets	**591.2**	**66.9**	**132.4**	**-49.3**	**-13.7**	**454.9**

Investing activities in 2007 were focused on the expansion of carbon fiber capacity in Inverness, UK, the development of production facilities in Malaysia, and an expansion of capacity at our two Polish facilities for the production of cathodes, carbon electrodes and furnace linings. Resources were also directed to the further expansion of our Asian plants (in Pune, India, and in Shanghai and Shanxi, China). In addition, as a result of a sustained high level of demand for graphite specialties, we also targeted capital expenditure to support the expansion of capacity at existing facilities in Poland, the USA and Germany, where we produce isostatic graphite and graphite for lithium-ion batteries.







T&I is already playing a role in enabling the SGL Group to achieve its growth targets.

TECHNOLOGY & INNOVATION

The central "Technology & Innovation" (T&I) research organization created by the SGL Group in 2005 benefited in 2007 from this concentration of expertise. The work of T&I was based on a clearly focused project portfolio harmonized directly with the strategic objectives of the operating units in the SGL Group and with the Group's claim to offer "Broad Base. Best Solutions". With the combination of unique materials expertise and a broad range of applications experience with a focus on the core markets of energy, environment, automotive, electronics, steel and aluminum, T&I was able to make a substantial contribution to the growth of the SGL Group in 2007. In addition to development projects for the three Business Units, T&I is also involved in joint projects with customers and start-ups to carry out preparations for the launch into new markets.

Projects

One example is that T&I was able to carry out work on behalf of Performance Products in which, together with customers from the aluminum industry, it carried out further development on two new approaches for optimizing energy efficiency in the production of aluminum. Our cathode business is thereby addressing one of the great challenges in the aluminum industry and maintaining its position as a leader in technology. With the successful conclusion of a range of raw materials projects, T&I was able to make a contribution to securing the raw materials base and improving the cost structure in the Business Unit.

T&I was also able to support the strategy in Graphite Materials & Systems in 2007 with innovative developments for all its Business Lines.

The development of new resins, for example, will allow us to make significant progress in increasing the chemical and thermal stability of heat exchangers, one of the core products in Process Technology. This will permit a broader spectrum of uses and a clear improvement in the energy efficiency of heat exchangers.

Initial positive results from the application of automotive graphite bearing materials that have more stable oxidation properties will make a contribution to securing both the market and technology position of Graphite Specialties. In addition, together with our customers from the semiconductor industry, we are following a technology roadmap and in 2007 developed larger crystal pulling crucibles from high-purity carbon-fiber-reinforced carbon. As part of this project, we will be venturing into the next step-up in dimensions in 2008.

In a European research project, we have developed new thermal energy storage materials for storing energy from solar thermal power plants. We have produced a demonstration storage unit enabling us to demonstrate the efficiency of our expanded graphite plates combined with phase change materials (PCMs). The success of this latent heat storage system has now brought us within reach of the economic use of solar thermal power plants and solar energy for industrial processes.


T&I employees
91
106
122
2005
2006
2007

Other key areas were development projects for our fast-growing Carbon Fibers & Composites Business Unit. We were able to support the extremely promising carbon fiber business with the development of an improved polymer precursor fiber. This enables the SGL Group to cover the entire carbon fiber value chain from polymer raw material to composites and closes the last strategic gap. Further developments in carbon fiber technology will support the implementation of the strategy in the Business Unit.


R&D expenditure
(in €m)
18.0
25.5
30.4
2005
2006
2007

With the development of a new raw material based on our carbon fibers, we are contributing to the further improvement of carbon-ceramic brake discs. The production process that we have developed for this purpose was successfully audited by Porsche in September 2007. We are therefore making an important contribution that is allowing the Group to expand on its position as the market leader and technology frontrunner in carbon-ceramic brake discs.

We were also able to make critical progress in our start-ups in 2007. Since 2006, we have focused our fuel cell activities on gas diffusion layer technology. In 2007, we took steps to open up new markets for this technology and thereby initiated an expansion of the portfolio.

Together with a well-known automotive supplier, we have developed a ballistic protection system using extremely lightweight carbon-fiber reinforced silicon carbide that has a special construction making it very easy to integrate into existing vehicle bodywork. This kind of protection concept is particularly well-suited to military applications as well as applications in the civilian automotive market.

SGL Excellence: new markets

In 2007, we continued to drive forward our groupwide "Innovation Excellence" initiative. An essential component of this initiative is the Six Sigma method in which customer requirements are determined precisely and project effectiveness is considerably enhanced. In 2007, almost all projects were implemented


SGL GROUP
THE CARBON COMPANY
Urkunde





Ceremony for the new T&I Center on October 5, 2007 in Meitingen.

in accordance with these principles. The rigorous evaluation of new ideas with high potential growth makes a significant contribution to enhancing the value creation process in the Company. This leads to the optimization of our portfolio of development projects and technology platforms. Using targeted roadmaps, we identify our customer markets so that we can anticipate future technology and market trends and align our activities accordingly.

Networking

The networking of our organization with scientific research and academic institutes is a fundamental element of our innovation strategy and success. We have set up our national research network in close cooperation with the operating units and have continued to expand our international network. The visible manifestation of this network is the establishment of a professorship at Munich University of Technology. The SGL Group is supporting the "SGL Group Chair for Carbon Composites" with around €4.8 million over an initial period of eight years.

Patents

Over the last year, we have systematically implemented our global patent strategy so that our technology and market position is secured as early as possible. With 20 national and 10 international new patent registrations, the total was slightly above the 28 new registrations in 2006.

T&I center

On October 5, 2007 we held the ceremony for the SGL Group's new research building at the Meitingen facilities in Germany celebrating completion of the building structure. The T&I center will provide jobs for 120 researchers and developers, as well as offering conference rooms and showrooms. 15 jobs alone are reserved for cooperations with universities.

The transparency of the building will lead to more creativity and effectiveness, and therefore also contribute to a successful innovation strategy. Capital investment in the T&I center amounted to €8 million. The building is scheduled for completion in May 2008.

Outlook

With the opening of the T&I center in the first half of 2008, the T&I organization will conclude the process of integration and reorientation. In terms of infrastructure, it will also have laid the foundation for a successful long-term innovation strategy.

In 2007, the SGL Group secured access to further technological expertise in the fields of fiber composites (e. g. multiaxial fabrics and prepregs) and corrosion protection via its joint venture with SGL Kümpers GmbH & Co. KG and the acquisitions of epo GmbH and Dr. Schnabel GmbH & Co. KG. These investments therefore also strengthen our research and development activities for important growth areas in the Group.

T&I is already playing a role in enabling the SGL Group to achieve its growth targets and the key goals of the T&I organization will continue to be determined by the strategic objectives of the Business Lines and the identification and development of areas with profitable growth potential.

ENVIRONMENTAL PROTECTION, HEALTH AND SAFETY

The main objective of the SGL Group as far as EHSA (Environment, Health & Safety, Auditing) is concerned, is to harmonize economic, ecological and socio-political goals in a manner that ensures a link with economic success and technological progress. The priorities are the safety of our employees, a high level of quality for our products and a high standard of safety in our production processes. In addition, the Company has supported environmental protection as a matter of course for many years and ensures that there is an ongoing focus on continuous improvement of key processes, risk prevention and sustainability.

Corporate EHSA Management is responsible for achieving these objectives. Key elements in EHSA management are groupwide EHSA standards for employee health and safety, processes, products and environmental measures, appropriate action in the event of an emergency, open communication of problems and solutions to problems, and an efficient EHSA management system.

The Corporate EHSA partners for the purposes of this function are the EHSA officers in the individual plants of the SGL Group. Together with plant and departmental management, these officers have on-site responsibility for environmental protection and health and safety within the context of local legislation. Year after year, efforts are concentrated on the following issues:

- Proactive, systematic, comprehensive reduction of process risks
- Reduction of emissions and waste, and efficient use of raw materials
- Improvements in health and safety by means of systems that protect our employees.

Employee health and safety

Improvements in workplace health and safety are daily priorities at SGL Group facilities and these are monitored and supported by Corporate EHSA. Corporate EHSA systematically evaluates data on accidents, draws up conclusions, and then communicates its findings to the relevant units with recommendations and preventative action to be taken.

A standardized monthly and quarterly reporting system is used to distribute safety alerts, which describe the latest areas of risk and provide information on avoiding the repetition of incidents. These reports help to bring about further reductions in the frequency and seriousness of accidents. To achieve the highest possible level of health and safety, and to involve employees in proactively avoiding workplace accidents and maintaining workplace safety, local EHSA departments at all SGL Group plants carry out regular induction and training sessions. Specific programs to improve health and safety are implemented at locations with higher accident statistics. Currently, content is being prepared for an internal, groupwide EHSA information center. In future, all EHSA officers on site will be able to access the center rapidly for information on health and safety issues; the center will also help to ensure openness and transparency.

Integrated environmental protection

The SGL Group has set a forward-looking strategic direction that will ensure a safe, environmentally friendly future in which the Group focuses on improving the efficient use of resources and energy enabling it to exploit potential cost savings relevant to environmental protection, while at the same time complying with tighter legal requirements.

The importance and effect of the new European REACH legislation (Regulation, Evaluation and Authorization of Chemicals) for our production and supply processes was identified and analyzed at an early stage. A project team is currently working on the actions that our European facilities will need to take to register chemicals affected by the REACH legislation.

Local and regional EHSA experts monitor and ensure compliance with existing, and implementation of new, legal requirements. They also monitor and ensure compliance with the associated ground, water and air pollution limits. Our objective remains to work in close cooperation with leading companies in the emissions and wastewater purification industry to find innovative solutions that allow us to integrate environmental protection into our production processes. The focus of our research and capital expenditure on environmental protection in 2007 was on installations for the purification of production emissions by means of regenerative thermal oxidation.

Risk management to enhance process safety

For us, a high rate of utilization for our production facilities represents a particular challenge. It means we must pay closer attention to our safety standards, workflows and processes. Systematic EHSA risk management ensures that risks are identified and assessed at an early stage enabling us to take suitable preventative action and introduce safety measures that improve workplace health and safety.

Key components of our risk management system are HAZOP studies (hazardous and operability studies) that assess the health and safety risks from facilities or parts of our facilities and encourage employees to adopt procedures that reduce these risks. On-site health and safety inspections and audits coordinated on a global basis ensure the implementation of preventative and safety measures identified by the Company as necessary to limit the risks. Regular audits carried out by ourselves, and also by our insurance company, FM Global, allow us to identify and avoid any risks to employees and equipment at an early stage.

Regular, groupwide reporting by Corporate EHSA Management to the Board of Management and to the Business Units provides the basis for efficient, proactive risk assessment and the introduction of measures for the prevention and reduction of these risks.

Our central objective is an ongoing, forward-looking improvement in environmental protection, employee health and safety, and process safety.

EMPLOYEES

As at December 31, 2007, the SGL Group had 5,862 employees, 613 more than at the end of 2006. The sharp increase is primarily attributable to the first-time inclusion of companies acquired during the course of the year under review (+408 employees).

The drop in the number of employees in PP was largely the result of the relocation of our carbon electrode production from Ascoli in Italy to Nowy Sacz in Poland. In GMS, the increase was mainly attributable to the addition of SGL Quanhai Carbon Co., China, and Dr. Schnabel GmbH & Co. KG, Germany. Additional employees were also accounted for by our new plant in Minami, Japan, which forms part of our Process Technology joint venture with Tokai, Japan. The sharp increase in CFC resulted both from acquisitions (SGL epo GmbH, Germany, SGL Kümpers GmbH & Co. KG, Germany, SGL Carbon Fibers LLC, USA) and from the additional personnel required to service the generally high growth in the business compared with 2006.

Human resources

Our employees are our most important resource. The long-term success of the Company is presenting the Human Resources department with considerable new challenges. Particularly in technical areas, the SGL Group requires significant additional personnel numbers – there is strong competition for young talent in technical disciplines and there is an insufficient number of suitable candidates. We must therefore intensify efforts to present the Company to this target group as an attractive employer (known as employer branding). In this regard, the establishment of an interdisciplinary professorship in carbon fibers


Employees by Business Area
CFC 814 1,125
GMS 2,122 2,469
PP 2,261 2,213
Corporate 52 55
Dec. 31, 2006
Dec. 31, 2007


Employees by region
Germany 1,976 2,245
Rest of Europe 1,985 1,967
North America 1,140 1,266
Asia 148 384
Dec. 31, 2006
Dec. 31, 2007

and carbon fiber composites at Munich University of Technology and a commitment to the promotion of employees and young engineers from the whole of the SGL Group is extremely important.

In addition to the recruitment of new employees, a further important focus is the use of "people excellence" to support our corporate strategy. This partial objective continues to be an essential element of our SGL Excellence initiative.

The provision of effective support for the personal and professional development of employees was again an important priority in 2007. Leadership was placed at the heart of our management training as the critical precondition for motivating and directing our employees. This also included the further development of communication skills for our entire senior management.

We ensure that we identify and promote employees with high potential by carrying out regular screening and systematic succession planning.

Our employees also receive ongoing training in the Six Sigma quality management system in order to enhance the efficiency of the Company by continuous improvement in processes based on the analysis of data.

The SGL Group as an employer also attaches great importance to social dialog with employees and employee representatives. The Group systematically pursues this dialog with ongoing discussions for the sharing of information and opinions at regional, European and global levels.

Salary benchmark

We expect growth in the Company to continue into the future. This requires clear structures and global transparency - especially in the remuneration system. Our "SGL Compensation Policy" requires that the right employees in the right jobs be paid attractive salaries at market rates. It is therefore an important contributing factor to our attractiveness as an employer.

With this in mind, in 2007, we initially analyzed the functions in the two top levels of management at our European facilities in terms of remuneration and scope of activity and compared our findings with local market data. In the next step in 2008, we will review the functions in the same management levels at our American and Asian facilities.

At the same time, we are establishing a remuneration benchmark on a global basis for the functions in the middle and lower management levels.







Employees at international sites of the SGL Group.

Expatriates and transfer of expertise

As part of the growth strategy, there has been a significant increase in the number of expatriates to Asia. In addition to deploying experts and managers in China and Malaysia, the Company also reached an agreement in 2007 to carry out an employee exchange between China and Germany in the coming year. The purpose of this exchange is to promote a transfer of expertise and to continue to broaden communication between the two countries.

Training and apprenticeships

In 2007, the SGL Group substantially stepped up its training and apprenticeship activities at the German plants in Bonn, Griesheim and Meitingen. This allowed 38 young people to take up traineeships and apprenticeships in the plants, representing an increase of 52% over 2006. We also started to offer two new recognized trades, also in the field of fiber composite technology, so that we can offer the technical training we will need to meet the challenges over the years to come. Currently, a total of around 100 apprentices and trainees are being prepared in our German plants for a future trade or profession. This not only demonstrates the SGL Group's social responsibility, it also shows that, against a background of an increasingly difficult labor market, we are actively making provisions to meet the future demand for skilled employees.

Remuneration of Board of Management and Supervisory Board

The remuneration of the members of the Board of Management comprises both non-performance related and performance related components. The non-performance related components consist of a base salary, additional benefits and pension entitlements. The performance related components are broken down into long-term incentive elements. In addition, members of the Board of Management receive rights under management incentive plans as a variable remuneration component. These rights include stock appreciation rights

(SARs), participation in a Matching Shares Plan, bonus payments linked to the achievement of individual performance targets, and payments under the Long-term Cash Incentive Plan (LTCI) which is also linked to the achievement of specified performance targets.

Members of the Supervisory Board received a fixed remuneration payable after the end of the financial year. The Chairman receives double the base remuneration, and the Deputy Chairman one and a half times the base remuneration. In addition, each member of a Supervisory Board committee receives a fixed fee for each committee meeting attended. The chairmen of the committees receive a higher fee for each committee meeting. Members of the Supervisory Board do not receive any other kind of remuneration.

Further information on the remuneration paid to the Board of Management and Supervisory Board can be found in the notes to the financial statements under Note 30.

The Carbon Generation: Heat Storage Powering the Future





Power generation from solar energy - in all types of weathers and even at night. State-of-the-art thermal solar power stations, working on the latent heat storage principle, make this a reality.

→ **turn the page**

Special Graphite in Solar Power Stations

Scarcer energy reserves and constantly rising prices are sufficient reasons for employing effective ways of exploiting alternative sources of energy. Thermal solar power stations rely on the excellent thermal conductivity of our expanded graphite in order to achieve the desired output.



Heat storage facilities need to be charged and discharged as quickly as possible if they are to perform well. This problem is solved by expanded graphite plates with high thermal conductivity.

RISK REPORT

Risk policy

Our risk policy is geared toward protecting, and systematically and continuously increasing, shareholder value, and toward achieving financial targets. The principles of this policy are set out in standard Group guidelines and procedures for risk management. Corporate decisions are only taken after a detailed risk analysis and assessment. As a matter of principle, we do not take on unmanageable or inappropriately high risks.

Risk management system

Our risk management system (RMS) is organized on a global basis and ensures the implementation of the risk policy. This is achieved through the early identification, analysis and assessment of risks and the immediate introduction and tracking of corrective action. The RMS comprises a number of networked functions and control mechanisms. These include the recording, monitoring and control of internal company processes and business risks, various management and control systems, as well as a standard groupwide planning process. The RMS components cover all areas of the Company and are continually modified in line with changing circumstances. A further element in the RMS is the groupwide employee code of conduct as part of our corporate compliance program, which we use to limit the risks arising from possible violations of the law. For example, our employees are under an obligation to attend regular antitrust training sessions.

In the last few years, the RMS in the SGL Group has been subject to continuous further development in accordance with international standards. Apart from a revision of the groupwide RM guidelines, we have produced a manual for organizational units that includes a comprehensive description and definitions of the principles, concepts, reporting channels and responsibilities in the RMS. This has enabled the SGL Group to ensure that there is a uniform understanding of risk management throughout the Group. Specific individual risks in Business Lines and central functions are recorded and monitored centrally on an ongoing basis. Any core risks and their financial impacts are reviewed quarterly on the basis of the probability of occurrence and suitable corrective measures are defined. The results are summarized by the Group's controlling department and are regularly presented to the Board of Management. In this way, any risks, in particular any that may impact the business as a going concern, can be identified at an early point and corrective action taken. In addition, any new risks or the materialization of existing risks are reported immediately to the Board of Management, regardless of the normal reporting intervals.

The Board of Management regularly reports to the Supervisory Board on the risk situation and risk management. The independent auditors and the Group's internal audit department, acting as an independent organizational unit, also review all components of the RMS at regular intervals. The central

Corporate Planning and Coordination unit ensures that risk management information and the development of risk management are communicated to all Business Lines and Corporate Functions across the globe. Business responsibility is borne by the Business Units in the SGL Group. As a consequence, operational risk management is anchored in these units.

As a result of our listing on the New York Stock Exchange, we tested and documented the effectiveness of our internal control system in 2006 in accordance with section 404 of the Sarbanes-Oxley Act (SOX). As at December 31, 2006, no material weaknesses were noted. This was also confirmed by our auditors. Following the delisting in June 2007 and the expected deregistration from the US stock exchange in June 2008, there will no longer be a requirement from this date to comply with the auditing and reporting requirements of SOX section 404. In 2007, we nevertheless retained the established internal control system in financial reporting, together with the internal and external auditing of this system. In the findings, the effectiveness of the controls was confirmed. At the same time, we continued the development of our internal control system (ICS). On the basis of internal and external best practice benchmarks, the main business processes are subject to further analysis, adjusted if necessary and implemented with harmonized controls in all the SGL Group's material units. The objective is the permanent implementation of a global ICS both to protect our assets and to ensure compliance with regulatory requirements.

Risk transfer via insurance protection

The SGL Group has global insurance cover for its main business risks. The concept for this cover has been developed in cooperation with the Company's insurers. Under these insurance policies, the risk after agreed deductibles is transferred to the insurer concerned. To protect our employees as well as our buildings, plants and machinery, action to prevent losses is continuously improved. The Group allocates appropriate capital investment to all facilities to minimizing risk.

Market and business environment risks

Our business environment is influenced by both regional and global economic conditions. Uncertainties regarding economic and political conditions may have an adverse impact on the demand for our products. Our core business is highly dependent on the steel industry, in particular the production of electric steel. As far as 2008 is concerned, we are forecasting a sustained upward trend in demand from the steel industry and our main customer industries. Any opposing trend would have a negative impact on our prices and unit sales. We are countering any regional shifts in demand by accelerating the development of our presence in the strategic growth region of Asia.

Volatility in energy markets and any price increases in our principal raw materials over and above budget are countered by structured procurement concepts and the signing of medium-term and long-term framework agreements.

On the basis of business relationships built up over many years, we have been able to develop appropriate strategic concepts with our main suppliers. Given the expected stable economic trends in our main customer industries, we estimate that again in 2008, we will be able to compensate for increasing raw material and energy prices by introducing corresponding increases in our selling prices.

Currency risks

Our key financials are influenced by exchange-rate fluctuations arising from our global business activities. By optimizing operating cash inflows and outflows in a particular foreign currency, we reduce our transaction-related currency risk. To cover any other currency risk over and above this level of risk, we enter into currency hedges using derivative financial instruments. For 2008, the main transaction-related net currency exposures from US dollars, Polish zloty and Japanese yen against the euro, and from pounds sterling and Canadian dollars against the US dollar are hedged.

Technology risks

To reinforce innovative strength in all global business units, research and development activities across the Group are brought together under the umbrella of Technology & Innovation (T&I). The comprehensive range of knowledge from the various research departments is brought together within this research organization and made available to all units. This serves to accelerate work on development projects and increases the success rate. We forecast that the testing of technologically important platform projects will further strengthen our corporate portfolio, thereby enabling us to offset the risks arising from technological change.

The development and use of new technologies forms an important part of our growth strategy. We take a number of approaches to minimizing the accompanying technological risks including rigorous project evaluation and prioritization. Decisions on continuation of individual projects are linked to milestones defined in advance. We adjust for and limit possible risk situations by regularly reviewing our project portfolio on the basis of technological and commercial criteria. The involvement of specialist external partners in technology projects also allows us to spread some of the risks.

Human resources risks

The highly qualified employees and managers in the SGL Group are an important cornerstone of our success. We ensure that our employees at all levels have the right level of skills and motivation via targeted national and international HR training and professional development programs. In addition to excellent social benefits and performance-related pay, a further fundamental component of our HR policy is the broad range of options allowing employees to share in the profits generated by the business. Our managers can also participate in share-based incentive programs.

In 2007, our HR policy again focused on the continuous enhancement of employee loyalty. This objective was supported by broad benchmarking of the salary structure for our top 200 employees, the deployment of additional personnel and financial resources in the HR department, and efforts to satisfy all the preconditions for successful employer branding, thereby ensuring that the Company is positioned as an attractive employer.

Financial risks

With the cash deposit in February 2007 to cover the graphite specialties fine, all the antitrust fines have either been paid in full or covered in full by a cash deposit with the European Commission. As a result of this, and on the basis of the refinancing carried out in 2007, there is now a significantly lower overall financial risk in the SGL Group than in previous years. We are under an obligation to comply with certain covenants with respect to our lenders and bondholders. If we fail to comply with these covenants, the loans may have to be renegotiated. Financial risks are monitored and controlled centrally by the Group Treasury function. We ensure that any peaks in cash requirements are covered at all times by business a strict liquidity policy with rolling liquidity and financial planning based on current estimates of operating profit and cash flows in the Business Units. The financing requirement of the Group is covered by the existing credit facilities derived from the the corporate bond, convertible bonds and credit lines with banks. We counter any possible bad debts by constantly reviewing the credit ratings and payment behavior of our customers, and by defining appropriate credit limits in accordance with the credit management guidelines applicable across the Company. Bank guarantees and credit insurance also limit any possible bad debt risks. Other financial risks arise from changes in interest rates and exchange rates which we hedge by the use of derivative financial instruments. The primary principle in all activities in connection with these derivatives is the minimization of risk. In addition to separation of the trading and control functions, we also carry out regular risk ratings as far as financial risk is concerned.

Legal risks

The antitrust proceedings initiated by the authorities in the 1990s have now been completed. The resulting payment obligations were fully settled in North America in 2005. In Europe, the fines finally determined in the "graphite electrodes" case (2006) and in the "special graphite" case (2007) on conclusion of the respective proceedings before the European Court of Justice (ECJ) have been paid to the European Commission including any interest due. In February 2004, we made a security payment of €23.6 million to the European Commission for the fine imposed at the end of 2003 in connection with the mechanical and electrical contacts case; our appeal against this fine is still pending before the European Court of First Instance.

In the normal course of business, the SGL Group is regularly involved as a party in legal and other proceedings. We recognize provisions for legal disputes if it is probable that an obligation will arise and it is possible to make a reasonable estimate of the amount of the obligation. However, the recognized provisions may turn out to be insufficient to cover the losses or expenses resulting from the litigation, resulting in a considerable negative impact on the financial position and financial performance of the Company.

Changes in tax or legal provisions in individual countries in which the Company operates may lead to a higher tax expense or higher tax payments, and may have an impact on our deferred tax assets and liabilities.

Obligations for pensions and health benefits

Our pension obligations in the North American companies are supported by pension funds. Any residual payment obligations resulting from negative trends in stock markets were sufficiently taken into account in previous years.

The further recovery of stock markets in 2007 led to an upturn in plan assets in the USA. In contrast to the general trend, we were able to reduce the resources required in the USA for health benefits by modifying entitlements. The medium-term and long-term capacity of the SGL Group to meet its obligations is monitored by a separate internal control body (SGL Group Pension Governance Committee). Any necessary adjustments to the systems are analyzed by this body and implemented in the different units.

IT risks

To ensure that all business processes are handled securely, the information technology used by the Group is checked and modified on an ongoing basis. The SGL Group has an integrated, standard, groupwide IT infrastructure. Global security systems, mirror databases, virus protection and encryption systems, together with comprehensive access authorization structures - all based on current technological standards - protect us against the loss or manipulation of data.

Regulatory risks

As a result of the new EU legislation on chemicals (REACH), there will be changes to the legal registration, assessment and licensing of chemical substances. As it stands at the moment, this may result in a risk that, compared with the facilities of competitors not manufacturing in the EU, our European production facilities and also those of our customers will be disadvantaged by costly testing and registration procedures. At the moment, it is not yet possible to quantify the costs involved.

As a result of close contact with authorities and industry associations, our Corporate EHSA (Environment, Health & Safety, Audit systems) function receives a constant flow of information on the latest developments and provisions under the REACH Regulation. In addition, in 2007 we set up a REACH project group supported by a consultancy firm to ensure that all the preconditions for full registration are put in place across all Business Lines. In this way, the SGL Group is ensuring that it can respond promptly to changes, minimizing the risk.

Risks from mergers, acquisitions and capital investment

All merger, acquisition and capital investment decisions entail extensive risks caused by the large amount of capital required and the capital employment involved.

The SGL Group therefore makes great efforts to minimize the risk in the preparation, implementation and the follow-up of these decisions. This is carried out by means of comprehensive due diligence instructions and efficient project management and control.

We are supported in these tasks by well-known consultancy and auditing firms and by internal teams of experts, comprising representatives from controlling, accounting, treasury, and specialist departments in the Business Units.

Nevertheless, it is not possible to guarantee that each acquired business will be integrated promptly and successfully, and that such businesses will enjoy growth in the future. In addition, acquisitions may lead to a significant increase in goodwill and other non-current assets. Corrective writedowns on these assets as a result of unforeseen business developments may also have a negative impact on our profits.

Overall risk rating for the SGL Group

An overall assessment of the above risks reveals primarily market risks related to cyclical pricing and volume trends on both sales and purchasing sides.

In contrast, there are significantly fewer risks associated with the internal processes for delivering goods and services.

The financial and antitrust risks are now significantly lower than in previous years, to the extent that they are no longer significant. On the basis of the information currently available, there are in our opinion no individual material risks - either presently or in the foreseeable future - that could jeopardize the business as a going concern. Even if the individual risks are viewed on an aggregated basis, they present no overall risk to the SGL Group as a going concern. We are convinced that, in 2008, our employees and the standard processes for early risk identification will allow us to quickly identify the risks arising from our innovative, profit-oriented and growth-oriented strategy, and that we will be able to limit these risks where necessary.

ADDITIONAL DISCLOSURES PURSUANT TO SECTION 315 HGB GROUP MANAGEMENT REPORT

- As at December 31, 2007, the issued capital of the Company was €163,585,036.80, divided into 63,900,405 no-par-value bearer shares each with an imputed share of the issued capital of €2.56 *(see notes to the Consolidated Financial Statements, Note 20).*
- The Board of Management of SGL Carbon AG is not aware of any restrictions on voting rights or the transfer of shares.
- The Company has not been notified, nor is it aware, of any direct or indirect investments in the Company that represents more than 10% of the voting rights.
- The Company has not issued any shares with special rights that confer an authority to control the Company.
- There are no provisions for employees to exercise control over voting rights.
- The Articles of Incorporation do not include any rules governing the appointment or dismissal of members of the Board of Management. In accordance with legal provisions, such decisions are taken by the Supervisory Board. Changes to the Articles of Incorporation are decided by approval of a resolution at the Annual General Meeting. Under section 16 (3) of the Articles of Association, such decisions require a simple majority of the issued capital represented in the voting on the resolution, providing the decision does not concern a change to the objects of the Company.
- Subject to the consent of the Supervisory Board, the Board of Management is authorized to issue new Shares from authorized or conditional capital (see section 3 (6) to section 3 (11) of the Articles of Incorporation). Subject to the consent of the Supervisory Board, the Board of Management is also authorized in the period up to October 27, 2008 to buy back the Company's own Shares pursuant to section 71 no. 8 German Stock Corporation Act (AktG) *(see notes to the Consolidated Financial Statements, Note 20).*
- In the event of a change of control, the Company may be under an obligation to repay amounts lent to the Company by lenders or bondholders under major financing agreements (syndicated loan, corporate bond).
- The Company has entered into compensation agreements with the members of the Board of Management and senior managers that will be triggered in the event of a change of control *(see notes to the Consolidated Financial Statements, Note 30).*

EVENTS AFTER THE BALANCE SHEET DATE

The SGL Group made a successful start to 2008. The first two months for the year saw a continuation of the positive trend in operating activities in all the Business Units.

On January 11, 2008, we announced that we were significantly increasing our capital investment in Malaysia. In addition to the graphite electrode production facility that was originally planned, we are now also intending to create capacity for the production of cathodes. The volume of capital investment up to commissioning in 2011 will be approximately €200 million. The total capacity of our new facilities in Banting will then stand at 60,000 tons.

After approval from relevant antitrust authorities SGL Group and the Paderborn-based Benteler Automotive launched their joint venture to develop, produce and market components based on carbon fiber reinforced composites (CFRP) for the automotive industry on February 20, 2008. Each company has a 50% stake in the joint venture Benteler SGL GmbH & Co. KG, based in Paderborn

BUSINESS OPPORTUNITIES REPORT

Business opportunities management

The SGL Group has set itself the goal of becoming the leading company in the carbon sector. To achieve this goal, the Group has prepared and implemented the necessary strategic measures enabling it to expand on its leading market and technology position in all Business Units. All Business Units and all management levels are focused on this goal and are motivated by incentives embedded in their variable salary components to identify, analyze and systematically exploit all business opportunities so that the long-term success of the Group can be secured. The headquarters of the Group in Wiesbaden, Germany, provides the strategic framework and secures the financing and liquidity for the entire organization. Planning in the Business Units feeds into central planning for the Group. This also applies to capital expenditure planning for the implementation of our ambitious expansion targets. A good example of efficient business opportunities management, and therefore also innovation management, was the concentration of global research and development expertise at the Meitingen facilities in Germany, where the new T&I center is being constructed.

With our global presence and clear strategic positioning as "The Carbon Company", we have the opportunity to be actively involved in many growth markets. These markets are both geographical, such as Asia and Eastern Europe, as well as related to specific areas such as high-quality materials and renewable energies. With the systematic expansion of our technical expertise in applications and systems, and the development of new types of materials and products, we will be able to satisfy the increasingly sophisticated demands of our customers.

In general, the SGL Group is reaping the benefit from two fundamental trends. First, industrialization in the emerging markets in Asia and Eastern Europe is a strong driver for global growth. Secondly, the global acceleration of substitution and innovation processes (for example, alternative energies, environmentally friendly materials and technologies) represents a significant challenge for the entire world. With its range of products and solutions, the SGL Group is in an outstanding position to meet this challenge.

Business opportunities in the individual Business Units

Performance Products

The uninterrupted strength of demand for steel products, particularly in the BRIC economies (Brazil, Russia, India, China), the further trend toward electric arc technology in steel production, and the expansion of our Asian presence with the construction of the plant in Malaysia all offer us excellent opportunities to strengthen our position as market leader in graphite electrodes. The high level of growth in the primary aluminum industry will not only lead to an increase in demand for cathodes, but with the relining of existing aluminum capacity it will also result in a substantial shift in demand toward high-quality graphitized cathodes, a market in which the SGL Group is already currently one of the leaders.

Graphite Materials & Systems

With its products in the Graphite Materials & Systems Business Unit, the SGL Group already commands an outstanding market position in the field of power generation and efficient use of energy that will enable it to fully exploit market trends. The broadly based portfolio of high-quality solutions and products for the solar power and nuclear industries (for example, components for the pebble bed modular reactor (PBMR)), and for the batteries and lighting materials industries (for example, production components used in the manufacturing of LEDs), as well as new types of phase change materials (expanded graphite) used in optimizing air-conditioning technology, will allow the Group to exploit its position as a materials specialist in global markets.

Carbon Fibers & Composites

The SGL Group also has power generation products in this Business Unit. For example, our carbon fiber products are used to reinforce large blades on wind turbines. The trend toward offshore wind farms presents us with a huge opportunity in this regard. A possible commercially important breakthrough for carbon fibers in the automotive industry also presents a further opportunity for the SGL Group. Our joint venture with Benteler AG means that we are in the best possible position to exploit this opportunity. Our US subsidiary Hitco (Composite Components) is also benefiting from a high level of growth in the use of carbon fiber composites in the aeronautical industry. Capital investment in relevant automation technologies for the further processing of carbon fibers and composites is also opening up significant opportunities for winning subcontracts from OEMs or their suppliers.

For further details on the subject of business opportunities, please refer to the strategy section of this Annual Report.

OUTLOOK

Outline data

No general agreement on a forecast for the global economy in 2008 and 2009

At the beginning of 2008, the dissenting voices regarding the impact of the US mortgage crisis on 2008 and 2009 were becoming louder and more numerous. Whereas some experts are painting the gloomy picture of a recession in the USA with serious knock-on effects for the global economy, others remain confident that the global economy is strong enough to ride out the storm.

As far as 2009 is concerned, there are also a large number of imponderables making a forecast very difficult. The Organization for Economic Cooperation and Development (OECD) estimates that the adverse impact from the US mortgage crisis will ease off a little.

Customer industries optimistic for 2008

The majority of the SGL Group's customer industries are optimistic for 2008 and 2009 despite the possibility of a recession in the US. Full order books in the SGL Group at the beginning of the year point to further growth in 2008.

As in previous years, the steel industry will continue to benefit from a high level of demand from emerging markets in Asia and Eastern Europe. Despite slightly subdued forecasts for global growth, the industry organization IISI (International Iron and Steel Institute) is predicting industry growth in 2008. Global steel consumption is expected to rise by 6.8% to 1.28 billion tons, a repetition of the strong growth experienced in 2007. The forecasts for the aluminum industry are equally positive, driven by the substitution of traditional materials by lighter and more energy-efficient solutions. New aluminum production capacities already announced on the market indicates that growth of 4 - 6% is likely.

In the automotive industry, the dynamic demand from the Far East and Asia and stable growth in traditional markets will push up vehicle production in 2008 by around 3% to just under 74 million units. The chemical industry is also optimistic about the coming year. The German Chemical Industry Federation (VCI) is predicting that chemical production will grow by 2.5% in 2008.

Aircraft production is being driven by record order books in the years 2005 through 2007. This is likely to be of particular benefit to the market for components manufactured out of carbon fiber composites - a market that is important for the SGL Group - since components of this type are increasingly being used in new aircraft designs. Growth in the market for alternative energy sources also continues unabated. Double-digit growth rates are likely to be experienced in the next few years in both solar and wind power industries.

As far as 2009 is concerned, there does not seem to be any general reliable consensus on the forecast for the SGL Group's customer industries. However, should the growth in the global economy continue, as forecasted by many experts, most industry sectors are likely to benefit from this growth.

Trends in the SGL Group's operating activities

Record highs again in 2008 for the SGL Group's sales revenue and EBIT

The SGL Group is feeling very optimistic about 2008 and the subsequent years in its medium-term planning given the strong level of orders on hand and the positive signals that continue to come from customer industries. Noticeable growth was already apparent in sales revenue and EBIT at the start of the year. The Group expects consolidated sales revenue to rise by 10 - 15 % in 2008. The growth in EBIT (earnings before interest and tax) is expected to exceed that in sales revenue, although it is unlikely to be at the rate experienced in 2007 because of the higher basis for comparison. The refinancing of the Company in May 2007 means that there will be a substantial fall in net financing costs to around €40 million (2007: €65 million) unless the Group takes on further debt, for example to finance acquisitions. As a result, the increase in profit before tax, net profit and earnings per share is likely to be greater than that in EBIT. The tax rate will probably be similar to that in 2007, i. e. approximately 30 - 32 %.

Optimism for the coming years

In March 2007, the SGL Group published medium-term targets for the first time, in this case covering a planning period through 2011. The Group is budgeting for sales revenue based on an above-average rate of growth each year. Given conservative planning assumptions, return on sales over the next few years will be in the range 12 - 16 % as a minimum; return on capital employed (ROCE) is expected to be between 17 and 22 %. In this context, Performance Products is predicted to maintain profitability at a level beyond 20 %, with the target returns in the Advanced Materials Business Area at more than 10 %.

Performance Products Business Unit predicts another record year

The excellent economic conditions in the steel, aluminum and metallurgy industries predicted by experts for 2008 are likely to have a positive impact on the operating activities in the Performance Products (PP) Business Unit. As was the case in previous years, the entire year's production capacity for our graphite electrodes core product was already largely booked by February. Forecasts for the current year are therefore based on a relatively high degree of certainty. In the aluminum cathodes business, PP is benefiting from a sustained boom in demand for aluminum driven in particular by the emerging economies in Asia. In addition, rising prices for raw materials and energy are accelerating the substitution of traditional materials by aluminum. PP is also forecasting a very good year with high capacity utilization for the furnace linings business. Carbon electrodes are benefiting from good levels of demand in connection with metallurgical applications, such as silicon metal and phosphorus.

Stable profitability for Graphite Materials & Systems

The Graphite Materials & Systems (GMS) Business Unit supplies a large number of industries, almost all of which are predicting positive trends for 2008. Viewed regionally, significant sales revenue growth is expected from Asia, whereas North America and Europe are likely to be rather more stable. Growth prospects are particularly favorable in the energy sector, where the SGL Group primarily supplies products for the solar power, batteries (lithium-ion), and nuclear industries. Semiconductor and LED markets are both presenting disproportionately high growth opportunities in 2008. The capital investment cycle in the chemical industry is generating further increases in demand which will benefit our Process Technology Business Line. We are able to satisfy some of this demand following the integration of the activities of Dr. Schnabel GmbH & Co. KG, a leading manufacturer of fluorine plastic apparatus for corrosion protection, acquired by the SGL Group in 2007.

Dynamic growth in Carbon Fibers & Composites in 2008

In the Carbon Fibers & Composites (CFC) Business Unit, the strong demand for carbon fibers and for materials and components based on carbon fibers will be clearly reflected in sales revenue and EBIT in 2008. We are again expecting to see a rise in global demand for carbon fibers in 2008; total demand is forecast at more than 40,000 tons, an increase of around 10%. The potential growth in carbon fiber composites is even greater. This surge in demand is driven primarily by the energy industry, particularly the wind energy sector, and by the aerospace and automotive industries.

2008 will also see a continuation in the strategic development of the CFC Business Unit with a focus on the systematic exploitation of further areas of the value chain and further development of technological expertise. In addition to organic growth, CFC will be concentrating on external growth by means of acquisitions and joint ventures. In the carbon fibers business, we will be pushing ahead with the further development and internal supply of precursor and 50k carbon fiber. In the Composite Materials Business Line, the priorities will be the expansion of the prepreg and preform business, the integration of epo GmbH acquired in 2007, and the integration of the joint venture with the textile company F. A. Kümpers GmbH, also set up in 2007. In Composite Components, existing production automation technologies will be expanded and development of new business with the aerospace industry accelerated. Further potential for growth in the carbon-ceramic brake disc business has been generated with the launch of new car models.

The CFC Business Unit has set itself the medium-term target of generating more than 15% growth in sales revenue per year. All forecasts indicate that this target will be significantly exceeded in 2008, not least because of the inclusion of the joint venture with F. A. Kümpers GmbH for a full year for the first time in 2008, the full takeover of the carbon fiber joint venture in Wyoming, USA, and the acquisition of epo GmbH.

Supplies of raw materials and energy secured despite the high level of demand

The SGL Group is well set up for the coming year in terms of procurement and production. Long-term agreements with suppliers mean that we are confident there will be no supply bottlenecks in 2008 and 2009, despite the high level of demand. This applies equally to our most important raw materials (needle coke and pitch) and to the supply of energy. We predict that costs will rise in both areas, but these costs have already been taken into account in our pricing negotiations with customers for 2008.

Record capital expenditure largely covered by high cash flows

Excellent growth in the SGL Group will have a positive effect on operating cash flow in 2008. As in 2007, this cash flow is to be used in particular to finance further growth. Given the large number of expansion projects in 2008 and 2009, there is likely to be another significant increase in capital expenditure.

The growth in capital expenditure on property, plant and equipment involves all three Business Units and is the result of new projects, the strategic concentration of business in Asia, and the expansion of capacity and the value chain in the fast-growing CFC Business Unit. The key areas of capital expenditure are the construction of new production facilities in Malaysia and the expansion of carbon fiber production capacity. The total planned capital investment for the Malaysian project up to 2011 is €200 million. As far as carbon fibers are concerned, a total capital expenditure of around €300 million is planned for the period up to 2012 in order to expand capacity up to 12,000 tons.

Further improvement in balance sheet structure expected

Given our expectation of a high level of distributable profit, there is likely to be a further improvement in the equity ratio in 2008. Gearing, i. e. the ratio of net debt to equity, is likely to be roughly the same as at the end of 2007 at 0.5 unless there are further acquisitions. Excellent balance sheet ratios, the existing availability of financing facilities, and the expectation of an increase in cash flow all ensure that we will be able to finance the planned expansion of the Company over the medium term.

Sharp focus on research and development expenditure

Given the dynamic growth in certain areas of the Advanced Materials Segment, there will an appreciable increase in research and development (R&D) expenditure in 2008 and subsequent years. The global R&D activities in the SGL Group are being brought together at the Meitingen facilities in Germany within the Technology & Innovation (T&I) organization. A new T&I center is being constructed for this purpose and the ceremony celebrating the completion of the building structure was held in October 2007. A total of around €8 million is being invested in this project. In the medium term, there will also be a considerable increase in the number of research employees in this area. In the last year, the SGL Group also decided to set up a professorship in carbon composites at Munich University of Technology. We have budgeted a total investment of €4.8 million over eight years for this purpose. Expenditure required by the environmental protection measures we have planned for the current year and subsequent two years will be roughly at the same level as in 2007.

Headcount increases with expansion in growth areas

We can expect to see a further increase in employee numbers in 2008. The key factors behind this increase in headcount are the growth in our activities in Asia - particularly production start-up at our facilities in Malaysia - and expansion in the Advanced Materials Business Area. There will also be some further expansion of the workforce on a regional basis resulting from the decision to step up capital investment in Asia. The SGL Group expects that the increase in personnel expenses will be similar to that in previous years. For example, planning in Germany is based on low single-digit wage increases.

No changes to corporate and organizational structure planned

The further development and streamlining of corporate and organizational structures initiated at the start of 2007 has now been largely completed. Similarly, it is unlikely that there will be any change in the ownership structure of the Company. Currently, all the shares in SGL Carbon AG are free float shares. Given the international orientation of the SGL Group, the Board of Management and the Supervisory Board are considering whether the Company should become a Societas Europaea (SE), a European public company.

Achievement of targets, opportunities and risks

The opportunities and risks in the future performance of the Group are very closely correlated with general global economic growth. A critical factor in this regard is likely to be the actual impact of the US mortgage crisis on the global economy, although at the start of 2008 it has still not been possible to predict with any degree of certainty what the extent of this impact will be. Despite extensive natural hedging and further currency hedging by the Company, currency translation would cause a weak US dollar to have a negative effect, and a strong US dollar to have a positive effect. Opportunities could arise from a drop in raw material and energy prices. On the other hand, prices that are generally at a high level accelerate the process whereby traditional materials are substituted by products based on graphite and carbon fiber. The trend toward legally enforced energy-saving measures and further promotion of alternative energies would also generate further opportunities for the SGL Group. Please also refer to the opportunities and risks section in this Management Report.

Wiesbaden, Germany, February 26, 2008

SGL Carbon AG

The Board of Management

Our annual report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results that are different from these forward-looking statements. The statements on future developments are not intended as guarantees; rather, such developments and results are based on a number of factors, they contain various risks and uncertainties, and are based on assumptions that may prove to be incorrect. These risks and uncertainties include for example unforeseeable changes in political, economic, and business conditions, particularly in the area of electric steel production, in the competitive environment, interest-rate and exchange-rate fluctuations, technological developments, as well as other risks and unanticipated circumstances. Other risks that in our opinion may arise include price changes, unexpected developments related to acquisitions and subsidiaries, and unforeseen risks in ongoing cost optimization programs. The SGL Group does not intend to update these forward-looking statements.

RESPONSIBILITY STATEMENT BY THE BOARD OF MANAGEMENT

pursuant to Articles 297 Paragraph 2 Sentence 4, 315 Paragraph 1 Sentence 6 HGB

To the best of our knowledge, and in accordance with the applicable reporting principles for consolidated financial reporting, the consolidated financial statements in accordance with IFRS give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Management Report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Wiesbaden, Germany, February 26, 2008

SGL Carbon AG

The Board of Management

The Carbon Generation: Lightweight Material Pioneers


315-4277



With high-speed trains, every kilogram counts. Because less weight means faster journeys and lower energy consumption. That's why aluminum is an essential component in these trains.

→ turn the page

Graphite in the Aluminum Industry

The aluminum industry is enjoying its fastest ever period of growth. According to forecasts, the demand for aluminum will virtually double by 2020. This will open up splendid opportunities for using our cathodes, an indispensable element in aluminum production.


TG 2
095-1

The bottom of the smelters in which alumina is turned into aluminum is made of amorphous, graphitic or graphitized cathodes.

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

in €m	Note	2007	2006
Sales revenue	28	**1,373.0**	**1,190.8**
Cost of sales*	3	-896.0	-806.8
Gross profit		**477.0**	**384.0**
Selling expenses	3	-144.2	-132.3
Research and development costs	3	-30.4	-25.5
General and administrative expenses	3	-58.7	-51.4
Other operating income	4	30.0	15.2
Other operating expenses	4	-19.2	-20.0
Expenses in connection with EU antitrust proceedings	5	0.0	-32.1
Profit from operations		**254.5**	**137.9**
Income from investments accounted for At-Equity	6	1.3	1.2
Interest income	6	6.7	5.3
Interest expense	6	-40.7	-45.5
Interest expense in connection with ECJ decision	6	0.0	-12.8
Other financing costs	6	-32.7	-9.7
Profit before tax		**189.1**	**76.4**
Income tax expense	8	-57.9	-35.5
Net profit for the year		**131.2**	**40.9**

Attributable to:

Minority interest		0.3	0.2
Consolidated net profit (attributable to shareholders of SGL Carbon AG)		**130.9**	**40.7**

Earnings per share (€)

Basic earnings per share (EPS)	9	2.06	0.66
Diluted earnings per share (EPS)	9	2.01	0.66

* Including income from insurance recovery payments of €10.2 million in 2007

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

in €m	Note	Dec. 31, 2007	Dec. 31, 2006
ASSETS			
Non-current assets			
Goodwill	10	96.1	63.9
Other intangible assets	10	23.2	19.9
Property, plant and equipment	11	449.5	348.9
Investments accounted for At-Equity	13	6.5	8.0
Other non-current assets	12	15.9	14.2
Deferred tax assets	18	100.8	117.6
		692.0	**572.5**
Current assets			
Inventories	14	385.6	316.6
Trade receivables	15	242.9	225.0
Income tax assets	16	2.7	2.1
Other receivables and other current assets	16	52.3	38.0
Cash and cash equivalents	17	130.0	103.0
		813.5	**684.7**
Assets held for sale	19	0.0	3.6
Total assets		**1,505.5**	**1,260.8**

in €m	Note	Dec. 31, 2007	Dec. 31, 2006
EQUITY AND LIABILITIES			
Equity			
Issued capital	20	163.6	161.0
Share premium	20	430.5	358.5
Retained earnings		39.3	-74.5
(thereof: from currency translation)		(-52.6)	(-34.4)
(thereof: other earnings directly recognized in equity)		(3.7)	(2.6)
(thereof: consolidated net profit)		(130.9)	(40.7)
Equity attributable to the shareholders of the parent company		**633.4**	**445.0**
Minority interest		**3.5**	**2.2**
Total equity		**636.9**	**447.2**
Non-current liabilities			
Provisions for pensions and other employee benefits	21	170.1	167.6
Other non-current provisions	22	11.9	13.0
Borrowings	23	358.8	319.5
Other liabilities	23	12.4	0.5
Deferred tax liabilities	18	35.2	37.9
		588.4	**538.5**
Current liabilities			
Other current provisions	22	81.6	104.6
Current portion of borrowings	23	0.8	0.0
Trade payables	23	143.4	114.2
Income tax payables	23	11.4	7.8
Other liabilities	23	43.0	48.1
		280.2	**274.7**
Liabilities held for sale	19	0.0	0.4
Total equity and liabilities		**1,505.5**	**1,260.8**

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

in €m	**2007**	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	189.1	76.4
Adjustments to reconcile profit to net cash provided by operating activities:		
Interest expense (net)	34.0	40.2
Expenses in connection with EU antitrust proceedings/ECJ decision	0.0	44.9
Gain/loss on sale of property, plant and equipment	1.1	-0.4
Depreciation and amortization expense	49.3	53.4
Amortization of refinancing costs	12.4	3.4
Interest received	6.7	5.3
Interest paid	-30.2	-31.8
Income taxes paid	-31.2	-25.9
Changes in provisions, net	5.2	14.6
Changes in working capital		
Inventories	-64.2	-46.8
Trade receivables	-16.5	-34.8
Trade payables	20.7	26.3
Other operating assets/liabilities	-4.5	-13.1
Net cash provided by operating activities before payments for antitrust proceedings	171.9	111.7
Payments relating to antitrust proceedings	-22.5	-99.7
Net cash provided by operating activities	**149.4**	**12.0**

in €m	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures in property, plant and equipment and intangible assets	-130.5	-65.2
Proceeds from sale of property, plant and equipment and intangible assets	0.1	1.7
Payments for other financial assets	-2.3	-1.4
Payments for the acquisition of subsidiaries less cash acquired	-40.1	0.0
Proceeds from the sale of non-current financial assets	0.0	1.1
Net cash used in investing activities	**-172.8**	**-63.8**

CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of financial liabilities	414.5	0.0
Repayment of financial liabilities	-333.6	-18.9
Payments in connection with refinancing	-32.3	0.0
Proceeds from capital increase	3.2	85.3
Payments in connection with capital increase	0.0	-3.2
Net cash provided by/used in financing activities	**51.8**	**63.2**
Effect of foreign exchange rate changes	-1.4	-1.8
Net change in cash and cash equivalents	27.0	9.6
Cash and cash equivalents at the beginning of year	103.0	93.4
Cash and cash equivalents at end of year	**130.0**	**103.0**

For further information see note 24.

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in €m	Equity attributable to the shareholders of the parent company			
			Retained earnings	
	Issued capital	Share premium	Cumulative loss	Consolidated net profit
Balance at December 31, 2005	**144.9**	**280.6**	**-111.6**	**28.2**
IFRS 2 addition		3.5		
Capital increases*	16.1	74.4		
Appropriation of net profit 2005			28.2	-28.2
Net profit 2006				40.7
Total earnings recognized directly in equity				
= Total income for the year				
Balance as at December 31, 2006	**161.0**	**358.5**	**-83.4**	**40.7**
Equity component of the convertible bond**		49.0		
IFRS 2 addition		12.3		
Capital increases	2.6	10.7		
Appropriation of net profit 2006			40.7	-40.7
Net profit 2007				130.9
Total earnings recognized directly in equity				
= Total income for the year				
Balance as at December 31, 2007	**163.6**	**430.5**	**-42.7**	**130.9**

*After deduction of transaction costs of €3.2 million in 2006
**After deduction of transaction costs of €1.0 million in 2007

Other earnings directly recognized in equity: Currency translation	Other earnings directly recognized in equity: Cash Flow Hedges (net)	Total	Minority interest	Total equity
-19.1	**-0.9**	**322.1**	**1.3**	**323.4**
		3.5		3.5
		90.5	1.0	91.5
		40.7	0.2	40.9
-15.3	3.5	-11.8	-0.3	-12.1
		28.9	**-0.1**	**28.8**
-34.4	**2.6**	**445.0**	**2.2**	**447.2**
		49.0		49.0
		12.3		12.3
		13.3	1.0	14.3
		130.9	0.3	131.2
-18.2	1.1	-17.1		-17.1
		113.8	**0.3**	**114.1**
-52.6	**3.7**	**633.4**	**3.5**	**636.9**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of accounting policies

Description of business activities

SGL Carbon Aktiengesellschaft (SGL Carbon AG), whose registered office is located at Rheingaustrasse 182, Wiesbaden, Germany, together with its subsidiaries (SGL Group), is a global manufacturer of carbon and graphite products. See note 28 for further information on the business activities of the Group.

Basis of presentation

The consolidated financial statements of the SGL Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and the additional provisions pursuant to section 315a (1) of the German Commercial Code (HGB). The consolidated financial statements comply with all the standards that were subject to mandatory application in the 2007 fiscal year.

The standards applied in 2007 for the first time are:

- IAS 1 Presentation of Financial Statements - disclosures on capital
- IFRS 7 Financial Instruments: Disclosures
- IFRIC 7 Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies
- IFRIC 8 Scope of IFRS 2
- IFRIC 9 Reassessment of Embedded Derivatives
- IFRIC 10 Interim Financial Reporting and Impairment

The application of these new standards for the first time in 2007 did not have any material impact on the Group's financial position and financial performance.

IAS 1 "Presentation of Financial Statements - disclosures on capital"

Under IAS 1, an entity must publish disclosures that enable the users of the financial statements to evaluate the objectives, policies and processes for managing capital. Entities are under an obligation to include adequate disclosures on capital and capital management.

IFRS 7 "Financial Instruments: Disclosures"

IFRS 7 specifies mandatory disclosures that will allow an assessment of the following issues: (a) The significance of financial instruments for the financial position and performance of the entity; and (b) The nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks.

The principles in this IFRS complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

IFRIC 7 "Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies"

This interpretation provides guidance on how to apply the requirements in IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29.

IFRIC 8 "Scope of IFRS 2"

This interpretation applies to transactions in which an entity or an entity's shareholders have granted equity instruments or incurred a liability to transfer cash or other assets for amounts that are based on the price (or value) of the entity's shares or other equity instruments of the entity. This Interpretation applies to such transactions when the identifiable consideration received (or to be received) by the entity, including cash and the fair value of identifiable non-cash consideration (if any), appears to be less than the fair value of the equity instruments granted or liability incurred. However, this interpretation does not apply to transactions excluded from the scope of IFRS 2 in accordance with paragraphs 3 to 6 of that IFRS.

IFRIC 9 "Reassessment of Embedded Derivatives"

An entity assesses whether an embedded derivative is to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to a contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

IFRIC 10 "Interim Financial Reporting and Impairment"

This interpretation addresses the interaction between the requirements of IAS 34 and the recognition of impairment losses on goodwill in IAS 36 and certain financial assets in IAS 39, and the effect of that interaction on subsequent interim and annual financial statements.

Newly published accounting standards that have not been applied by the SGL Group before the mandatory application date

On the date the IFRS consolidated financial statements for the year ended December 31, 2007 were prepared, the following accounting standards, interpretations and amendments to existing standards had been published by the International Accounting Standard Board (IASB) but mandatory application had been set for a later date:

- IFRS 8 Operating Segments
- IAS 1 (Revised) Presentation of Financial Statements
- IAS 23 (Revised) Borrowing Costs
- IFRIC 11 IFRS 2 - Group and Treasury Share Transactions
- IFRIC 12 Service Concession Arrangements
- IFRIC 13 Customer Loyalty Programs
- IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Of these as yet non-mandatory standards and interpretations, only IFRS 8 "Operating Segments" and IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions" had been endorsed in EU law on the date of the preparation of the consolidated financial statements for the year ended December 31, 2007. Where relevant, the SGL Group will apply the standards and interpretations from the date they become effective and observe the specified date for first-time adoption.

IFRS 8 "Operating Segments"

IFRS 8 will replace the IAS 14 "Operating Segments" currently in force. IFRS 8 follows the management approach in identifying reportable segments and measuring the financial data relevant to these segments. The internal information used by operating management for the purposes of assessing the performance of the segments and allocating resources therefore forms the basis for external segment reporting. IFRS 8 is to be applied for the first time to financial years that begin on or after January 1, 2009.

IAS 1 (Revised) "Presentation of Financial Statements"

Under the revised IAS 1 standard, the presentation of Group equity will only include changes in equity from transactions with shareholders. All other changes in equity, whether recognized in income or not, will be presented in a new component of the financial statements that can be prepared both in the form of an income statement and a separate statement of comprehensive income, and as a combined statement. The revised IAS 1 is to be applied for the first time to financial years that begin on or after January 1, 2009.

IAS 23 (Revised) "Borrowing Costs"

Under the revised IAS 23 standard, it will be mandatory to capitalize any borrowing costs incurred in connection with the construction of a qualifying asset; the option, hitherto exercised by the SGL Group, to expense such borrowing costs as incurred will no longer exist. The revised IAS 23 is to be applied for the first time to financial years that begin on or after January 1, 2009.

IFRIC 11 (IFRS) 2 "Group and Treasury Share Transactions"

Under IFRIC 11, share-based payment transactions, in which beneficiaries have a right to receive an entity's equity instruments, are to be treated as equity-settled share based payment transactions if the entity chooses or is required to buy those equity instruments from another party or if these equity instruments are made available by the shareholders of the entity. The interpretation also addresses the issue of how IFRS 2 "Share-based Payment" is to be applied to share-based payments in which the equity instruments are the entity's own equity instruments or the equity instruments of another entity within the same group. IFRIC 11 is to be applied for the first time to financial years that begin on or after January 1, 2009.

The Company does currently not expect a material impact on the financial position or financial performance of the Group from the application of these newly published standards and interpretations that have not been applied before the mandatory date.

The 2007 consolidated financial statements are presented in millions of euros (€ million) rounded to the nearest €0.1 million unless otherwise indicated.

Consolidation methods

The financial statements of the entities included in the consolidation were prepared in accordance with uniform accounting policies.

Business combinations are accounted for by applying the purchase method. On the date of acquisition, assets acquired and liabilities assumed are measured at fair value. Any excess of the cost of the business combination over the acquired interest in the net fair value of the identifiable net assets acquired is recognized as goodwill. Goodwill is not amortized but reviewed annually for impairment, or more frequently if there are any indicators that the carrying amount may be impaired.

Joint ventures, and companies in which the Company holds 20 - 50% of the shares and over which it exercises significant influence, are accounted for using the equity method.

Intragroup receivables and payables, intragroup gains and losses, and intragroup sales revenue, expenses and other income are all eliminated as part of the consolidation process. In accordance with IAS 12, deferred taxes are recognized in respect of timing differences arising from consolidation.

Foreign currency translation

Receivables and payables denominated in foreign currency in single-entity financial statements are translated using middle rates as at the balance sheet date.

The corresponding exchange differences are reported in the income statement under other operating expense and/or other operating income.

The annual financial statements of companies domiciled outside the European Monetary Union are translated into euros in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates". All companies in the SGL Group are classified as "foreign entities" under IAS 21 and the local currency is the functional currency in the company concerned. In the case of annual financial statements not prepared in euros, balance sheet items are translated at exchange rate at balance sheet date and income statement items at average rates for the year.

Currency translation differences are reported as a separate component of equity. Translation differences on non-current intragroup receivables are treated as net investments in foreign operations and recognized directly in equity. If a foreign operation is sold, the cumulative amount recognized in equity for this operation is expensed in the income statement. No single-entity financial statements from companies in hyperinflationary economies are included in the consolidated financial statements.

Changes in currency exchange rates material to the consolidated financial statements are as follows:

Currencies	ISO code	Middle rate at balance sheet date		Annual average rates	
€1.0 =		**Dec. 31, 2007**	Dec. 31, 2006	**2007**	2006
US dollar	USD	1.4721	1.3170	1.3706	1.2557
Pound Sterling	GBP	0.7334	0.6715	0.6846	0.6818
Canadian dollar	CAD	1.4449	1.5281	1.4689	1.4242
Polish zloty	PLN	3.5820	3.8312	3.7831	3.8951
Chinese yuan	CNY	10.7524	10.2793	10.4186	10.0090

Derivative financial instruments

The SGL Group uses common derivative financial instruments, such as interest-rate swaps, currency forwards, and currency options/option pairs solely for hedging purposes and to minimize risk. The objective is to minimize currency risks arising from operating activities and the interest-rate risks arising from the resulting financing requirements.

In accordance with IAS 39, derivative financial instruments are recognized at fair value; normally equivalent to the cost of the instrument on the trade date. Hedged balance sheet items are also measured individually in the same way at the balance sheet date. Recognition in the income statement is based on the hedged item.

The Group entered into cash flow hedges to hedge future cash flow risks associated with highly probable forecasted transactions denominated in US dollars. Gains or losses on the effective portion of hedges (after deduction of deferred taxes) are reported separately under accumulated other comprehensive income/loss, i.e. directly in equity. They are reclassified to income when the hedged item is recognized in profit or loss, i.e. when the relevant revenue is recognized. The ineffective portion of the change in fair value of derivatives is recognized directly in the income statement. In the case of currency options, only the intrinsic value is used for the purposes of hedge accounting. Independently, the fair value component is always recognized in profit or loss. The change in the fair value of derivatives that were entered into for hedging purposes but that do not qualify for hedge accounting is recognized directly in the income statement. In accordance with IAS 39, these derivatives are classified as held for trading. See note 27 for further information on financial instruments.

Financial assets are derecognized when the contractual rights to cash flows from the financial asset in question expire. Financial liabilities are derecognized when the liability has been repaid, i.e. when all financial obligations specified in the agreement have been settled, cancelled or have expired. To date, the SGL Group has not elected to use the fair value option and to designate financial asset or liability as at fair value through profit and loss upon initial recognition.

Intangible assets

On initial recognition, purchased intangible assets are measured at cost. Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life and tested for impairment if an indication exists that the intangible asset may be impaired. The amortization periods and methods for intangible assets with a finite useful life are reviewed at least annually. Current amortization periods for intangible assets with a finite useful life are up to ten years. The amortization expense on intangible assets is reported under various items in the income statement depending on the function of the expense. With the exception of goodwill, there are no intangible assets with an indefinite useful life. In accordance with IAS 36, goodwill is tested for impairment, either annually or more frequently if there is any indication that the goodwill may be impaired.

Development costs are only recognized as a self-generated intangible asset if the Company can demonstrate the technical feasibility of completing the intangible asset, and its intention to complete the intangible asset and the ability to use or sell it is proven. The Company must also be able to demonstrate the future economic benefits to be generated by the intangible asset, the availability of adequate resources to complete the development, and its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs cannot be recognized as intangible assets and are therefore expensed as incurred. Nonrepayable government grants are recognized immediately in the income statement under other operating income.

Property, plant and equipment

Property, plant and equipment used in the business for more than one year is measured at cost (acquisition cost or cost of conversion) less straight-line depreciation. The cost of conversion includes a proportion of material and production overhead in addition to the direct costs. Borrowing costs are not included in the cost of conversion. Repair costs are expensed directly as incurred. The costs of any improvements that prolong the useful life or increase the opportunities for future utilization of an asset are generally capitalized. If an asset is sold or scrapped, the asset is derecognized from property, plant and equipment and any resulting gain or loss is recognized in the income statement.

The following useful lives are used as the basis for calculating depreciation:

Property, plant and equipment useful life

Buildings	10 to 41 years
Technical equipment and machinery	4 to 25 years
Other equipment	3 to 15 years
Office furniture and equipment	3 to 15 years

Carrying amounts, useful lives and depreciation methods of assets are reviewed at the end of each fiscal year and adjusted where required. Where the effect is material, acquisition cost or cost of conversion is apportioned into separate components.

Leases in which substantially all the risks and rewards associated with the use of the leased asset for a consideration are transferred to the lessee are classified as finance leases. On initial recognition, the leased asset in a finance lease is recognized at the lower of fair value and the present value of the minimum lease payments. Subsequently, measurement is consistent with the methods applicable to property, plant and equipment and, if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the leased asset is fully depreciated over the shorter of the lease term or its useful life. The payment obligation under the lease comprises finance charge and repayment elements and is reported as a lease liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period and is recognized in income under interest cost. In the case of leases in which the lessor retains the risks and rewards in respect of the leased asset (operating leases), the lease payments are expensed as incurred.

Non-current financial assets

Non-current financial assets are carried at cost, net of any write-downs. Investments in associates and joint ventures are accounted for using the equity method. Interest-free and low-interest-bearing non-current receivables are discounted at a standard market rate. Available-for-sale assets are measured at fair value, with any changes in fair value being recognized directly in equity. When these securities are sold, the accumulated changes in the fair value are reclassified to the income statement. In the SGL Group, assets that are not classified as loans and receivables, assets held for trading or assets held to maturity have been classified as available-for-sale assets.

Inventories

Inventories include spare parts, raw materials, supplies, work in progress, finished goods as well as merchandise purchased for resale and advance payments made to suppliers. Inventories are carried at acquisition or conversion cost using the weighted average cost method. Where required, the lower net realizable value is recognized. Net realizable value is the estimated selling price less costs to complete and costs to sell. Specific valuation allowances are also recognized to cover inventory risks. In addition to directly attributable costs, the cost of conversion also includes an appropriate portion of material and production overheads. Directly attributable costs primarily comprise labor costs (including pensions), depreciation/amortization and directly attributable cost of materials. Borrowing costs are not capitalized.

Receivables and other current assets

On initial recognition, trade and other receivables are measured at fair value, and thereafter at amortized cost. These values are normally equivalent to the nominal amount or cost net of any bonuses and cash discounts. Appropriate valuation allowances are recognized to account for individual identifiable risks. Write-downs on trade receivables are recognized on allowance accounts; in the case of other assets, the actual carrying amount is reduced. Receivables are derecognized if they are uncollectible. notes receivable and interest-free or low-interest-bearing receivables due after more than one year are discounted.

Impairment of assets

If there are indications that the carrying amount of an asset exceeds its recoverable amount, the carrying amount of the asset is reviewed. The recoverable amount is the higher of the fair value less costs to sell and value in use (present value of future cash flows expected to be derived from the asset). At SGL Group fair value less cost to sell represents the recoverable amount, because it is higher than the value in use. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized. If an asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, recoverability is tested on the basis of the cash-generating unit (CGU) to which the asset belongs.

For the purposes of testing impairment, any goodwill acquired is assigned to cash-generating units or groups of cash-generating units from the date of the acquisition. A cash-generating unit or a group of cash-generating units to which goodwill is assigned represents the lowest level within the Company at which goodwill is monitored for internal management control purposes and is no larger than one of the segments on which the primary or secondary segment reporting of the Group is based, as required by IAS 14 "Segment Reporting". These cash-generating units are the Performance Products (PP), Graphite Materials & Systems (GMS) and Carbon Fibers & Composites (CFC) Business Units (for further information, see note 28).

The impairment test for goodwill was carried out on the basis of discounted estimated future cash flows. In accordance with IAS 36, value in use is determined using a five-year plan for the cash-generating unit which is generated from the bottom up and approved by the Board of Management of the SGL Group. Accordingly, the fair value less costs to sell, in absence of an active market for the Business Units, is calculated based on discounted cash flows. This plan is based on internal assumptions, which have been checked against external information. For each year in the plan and each Business Unit, the plan includes sales, unit sales cost planning together with a projection of profit from operations and cash flows. Sales revenue and profit trends are in a first step budgeted on the level of product or product group, based on the expected market, economic, and competitive trends for the subsequent five years. In a second step, these budgets are then aggregated on the level of the respective Business Unit. After the fifth year in the plan, an annual increase in the free cash flow of 1.0% is assumed for the established Business Units (PP and GMS), and a figure of 3.0% for CFC. The growth rates for PP and GMS reflect the long-term average growth trends for these businesses. A higher average growth rate is expected for CFC in the future, as many of the products are at the beginning of their life cycle. The net realizable values calculated significantly exceed the relevant carrying amounts. The estimated future cash flows after taxes were discounted using a weighted average cost of capital (WACC) of 10.2%. To determine the WACC, a market risk premium of 4.5% was used next to the following parameters from a peer group comparable to SGL: a 24-month beta of 1.4, a maturity equivalent risk adjusted debt rate of 6.5% as well as the finance structure of the peer group.

Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, checks, and unrestricted deposits with original maturities of up to three months.

Pensions and other employee benefits

Provisions for pensions and other post-employment benefits in connection with defined benefit plans are measured using the projected unit credit method. This method takes into account future salary and pension increases and uses the corridor approach as described in IAS 19. The interest portion of the addition to pension provisions is shown separately under net financing costs. Payments made under defined contribution plans are expensed directly as incurred.

Other provisions

Under IAS 37, other provisions should be recognized if an entity has a present obligation to third parties as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Non-current provisions are discounted. Restructuring provisions are recognized where a formal restructuring plan has been adopted and publicly announced in sufficient detail. The accounting treatment and recognition of provisions for obligations in connection with incentive plans is described in note 31.

The SGL Group recognizes provisions for environmental protection obligations as soon as an obligation of this kind is deemed to be probable and the amount of the obligation can be reasonably estimated. Potential insurance recovery payments are not deducted from these estimated liabilities, but are reported as a separate asset up to the amount of the recognized provision, providing reimbursement is virtually certain.

Liabilities

Borrowings

Borrowings primarily comprise senior notes and bank debt. On initial recognition, they are recognized at fair value net of any transaction costs incurred. They are then measured at amortized cost, differences between the historical cost and the repayment amount being allocated over the relevant maturity using the effective interest method. Interest-free or low-interest-bearing loans with a maturity of more than one year are discounted to the balance sheet date. Further details on the accounting treatment of the convertible bond can be found in note 23.

Trade payables and other current liabilities

Trade payables and other current liabilities are recognized at amortized cost. This amount is normally equivalent to the notional amount of the liability. In the case of current financial liabilities, the amortized cost is normally equivalent to the notional amount.

Income and expenses

Income for the financial year is recognized when realized; expenses as incurred. Sales revenue is recognized upon transfer of risk, following delivery of a product or rendering of services, net of any cash or volume discounts and rebates. Sales revenue from construction contracts in accordance with IAS 11 is recognized using the percentage-of-completion method, the percentage of completion being determined on the basis of the ratio of costs already incurred to estimated total costs. The prerequisite for use of this method is that the costs already incurred and outstanding, contract revenue, percentage of completion and resulting contract margin can be reliably estimated and measured. Any expected loss on a contract is expensed immediately.

The SGL Group grants its customers cash discounts for early payment of outstanding amounts. The Group also grants customers volume discounts based on quantities purchased over a specific period. These volume discounts are recognized as a reduction of sales revenue based on their total purchases during a specified term. Operating expenses are recognized when a product is delivered, a service is used, or the expense is incurred. Interest income is allocated to the periods in which it is earned, interest expense to the periods in which it is incurred. Dividends are recognized at the time of distribution.

Advertising and sales promotion expenses as well as other customer-related expenses are recognized as incurred. Provisions for estimated product warranty obligations are recognized upon sale of the product concerned.

Deferred taxes

Deferred income taxes are determined using the balance sheet liability method. Deferred tax assets and liabilities are presented separately on the balance sheet to reflect the future tax effect of timing differences between the carrying amount of assets and liabilities in the financial statements and their tax base. Deferred tax assets and liabilities are calculated on the basis of the tax rates expected to apply when the asset is realized or the liability is settled. The effects of changes in tax rates are recognized in income at the time new tax legislation is enacted. Deferred tax assets for tax loss carryforwards are only recognized if it is probable that there will be future profits against which the losses can be utilized.

Significant accounting judgments, estimates and assumptions

In certain circumstances, the preparation of the financial statements requires that management make judgments, estimates and assumptions regarding the amount of assets, liabilities and provisions, the disclosure of contingent assets and liabilities and the amounts of income and expense to be reported.

There are a great number of factors that may mean these forecasts and estimates do not materialize, with a resulting adverse impact on the Group. These factors range from unexpected changes in economic, political and social circumstances, the competitive environment, interest rates and exchange rates, and changes in environmental and other legislation, through to events that occur within and around Group companies and acquisitions. The Company always makes assumptions and estimates to the best of its knowledge and belief so that it can present a true and fair view of the financial position and financial performance of the Group.

The most significant assumptions and estimates made by the Company in the preparation of the consolidated financial statements have been in relation to the useful life of assets and the calculation of discounted cash flows in the context of impairment tests on assets with an indefinite useful life, in relation to the recognition of provisions, in the measurement of share-based payment instruments and pension plan obligations, and in relation to the estimate of future tax utilization of loss carryforwards and the associated recoverability of deferred tax assets.

Intangible assets and property, plant and equipment

The periods of amortization on intangible assets with a finite useful life and periods of depreciation on property, plant and equipment with a finite useful life are based on estimates of the period over which these assets will generate cash inflows. In contrast, goodwill and other intangible assets with an indefinite useful life are not amortized, but are subject to an impairment test at least once a year. In this impairment test, the intangible asset concerned is compared against the discounted future cash flows for this asset. In the case of goodwill, the test is carried out on the basis of the relevant cash-generating unit. The present value of future cash flows is always based on expected values for future business performance, estimates of changes in the cost of capital, including other possible risks in connection with the business concerned, and estimates of changes in the composition of the cash-generating units. (See also "Impairment of assets")

Share-based payment

SGL operates a number of share-based payment models for its Board of Management, management and employees. The personnel expenses arising under these programs are measured at the fair value of the instruments on the grant date in accordance with IFRS 2. The estimated fair value depends on the underlying measurement parameters. Further information on the measurement models and parameters can be found in note 31.

Deferred taxes

The utilization of deferred tax assets, specifically those in respect of tax loss carryforwards, depends on estimates of future taxable income. The assessment of recoverability of deferred tax assets depends on management estimates and expectations.

Provisions and contingent liabilities

If management decides there has been a change in the probability that a present obligation will materialize, or a change in the date of settlement, this may result in a change to the amount of a provision or may mean that a hitherto unrecognized contingent liability needs to be recognized on the balance sheet.

Pensions and other employee benefits

Obligations for pensions and other employee benefits are measured in accordance with actuarial techniques. On the basis of expected market and economic trends, the Company makes assumptions regarding the discount rate, expected long-term return on plan assets, salary increases, mortality rates, and rates of increase for health provision after employees enter retirement. Any change in the assumptions has an effect on the recognized obligations and therefore also on the net obligation expense.

2. Acquisitions/divestitures and scope of consolidation

In 2006, the SGL Group had established a company in cooperation with the Chinese company Sinyuan Industrial Material Co. Ltd., based in Ningbo, to the south of Shanghai. The aim of the cooperative agreement was to produce expanded graphite for the Asian market. The name of the company was NINGBO SSG Co. Ltd., with 60% of the shares being held by SGL Group, and 40% by Sinyuan.

Assets from SGL Carbon S.A., Belgium which were held for sale as per December 31, 2006, were sold in February 2007.

Based on a purchase contract dated December 28, 2006, the SGL Group acquired 51% of the shares in Kümpers GmbH & Co. KG, Germany. SGL and Kümpers are planning the joint exploitation of growth opportunities in the area of glass and carbon fibers. Following approval from the antitrust regulator, this company, now renamed SGL Kümpers GmbH & Co. KG, was included in the consolidated financial statements from April 1, 2007.

On May 24, 2007, the SGL Group and Tokai Carbon Co. Ltd., Japan, established SGL Tokai Process Technology, Ltd., Singapore, and contributed shares of existing companies. This company produces and sells process technology products for the Far Eastern market, specifically China, Japan and South Korea. SGL Carbon AG holds 51%, and Tokai Carbon Co. Ltd. 49% of the shares in this company. As part of the transaction, SGL Carbon AG and SGL Carbon Beteiligung GmbH transferred their entire 100% shareholding in SGL CARBON Graphite Technic Co. Ltd., China, and their 50.88% shareholding in SGL CARBON Karahm Co. Ltd., South Korea, to this company. For its part, Tokai Carbon Co. Ltd. transferred to the company its 100% shareholding in Graphite Chemical Engineering Co. Ltd., Japan, (GCE). SGL Tokai Process Technology, Ltd. and Graphite Chemical Engineering Co., Ltd. (GCE) were consolidated from June 1, 2007.

On June 4, 2007, SGL Group signed a joint venture agreement with the Chinese graphite producer Shanxi Quanhai Graphite Co. Ltd., based in Shanxi, central China, to establish SGL Quanhai Carbon (Shanxi) Co. Ltd., Shanxi, for the production of special graphite in China. Following approval by the relevant government authorities in China, the company was consolidated from July 1, 2007 onward. SGL holds 75% of the shares in the new company.

On October 1, 2007, SGL acquired all the shares in "Dr. Schnabel GmbH & Co. KG", a leading manufacturer of fluorine plastic apparatus for corrosion protection, based in Limburg an der Lahn, Germany. This company was included in the consolidated financial statements from this date. Dr. Schnabel GmbH & Co. KG has the benefit of innovative expertise and, using fluorine plastic (polytetrafluoroethylene, PTFE), produces lined pipes, hoses, bellows, vessels, columns (apparatus for transferring heat and materials) and heat exchangers. These products are highly resistant to corrosion and are used primarily in installations in the electronics, pharmaceuticals, chemicals and petrochemicals industries.

On October 24, 2007, SGL Group signed a contract to acquire all shares in epo GmbH based in Willich, Germany, a leading European manufacturer of carbon fiber composite materials, thereby strengthening its core competency in high-performance materials. The company, renamed SGL epo GmbH, was consolidated from December 2007.

On November 28, 2007, the SGL Group signed an agreement with Aldila Inc. to acquire 50% of the shares in Carbon Fiber Technology LLC (CFT), Evanston, Wyoming, USA, a joint venture set up to manufacture carbon fibers, and thereby increase its shareholding in CFT to 100%. The SGL Group and Aldila Inc. each held a 50% shareholding in the joint venture since 1999. The company was accounted for using the equity method up to November 30, 2007, and included in consolidation from December onwards.

Effective December 31, 2007, M.G.P. LLC in Sinking Spring, Pennsylvania, USA, was merged with SGL Carbon LLC, Charlotte, North Carolina, USA.

From both Group and Business Unit perspectives, the above acquisitions in 2007 are rather small, future-oriented (joint) ventures that, when viewed individually, have no material impact on financial position, financial performance and cash flows. A summary of the fair values of the identifiable assets and liabilities of the business combinations on the date of acquisition is as follows:

in €m	Fair value on date of acquisition	Carrying amounts
Assets		
Intangible assets	4.2	0.1
Property, plant and equipment	25.6	18.7
Inventories	13.5	13.4
Other assets	7.9	6.6
Cash and cash equivalents	4.4	4.4
Deferred tax assets	0.4	0.0
Liabilities		
Provisions	3.0	3.0
Borrowings	4.9	4.9
Trade payables	10.2	10.2
Other liabilities	18.1	5.3
Minority interest	1.0	0.0
Deferred tax liabilities	1.3	0.0
Net assets	**17.5**	**19.8**
less:		
Disposal of 50% of former joint venture CFT	-4.2	
Remeasurement of CFT assets	-0.8	
Proportion of net assets acquired	**12.5**	
Goodwill on acquisition	37.1	
Acquisition cost including ancillary costs	**49.6**	
thereof:		
Outstanding purchase price payment	-5.1	
Payments in 2007 for business combinations	**44.5**	

SGL TECHNOLOGIES Beteiligung GmbH and SGL Technologies Composites Holding GmbH, both with registered offices in Meitingen in Germany, were established during 2007. Both of these holding companies are consolidated.

In March 2007, the SGL Group entered into a joint venture with Lenzing AG to secure the long-term supply of raw materials for the manufacture of carbon fibers. This joint venture, in which the SGL Group holds a 44% stake, trades under the name of European Precursor GmbH. The company is accounted for using the equity method.

The joint venture will produce a special polyacrylonitrile fiber known as PAN precursor - the basic material required to produce carbon fibers.

Scope of consolidation

The consolidated financial statements include all subsidiaries controlled by the SGL Group. Control is assumed if the SGL Group directly or indirectly holds more than half of the voting rights in an entity unless it can be clearly demonstrated that there are exceptional circumstances in which such ownership does not constitute control.

As at December 31, 2007, the consolidation included twelve German (2006: five) and 42 (2006: 41) foreign subsidiaries in addition to SGL Carbon AG. During 2007, seven German and four foreign companies were consolidated for the first time, one foreign company was merged, one foreign company liquidated, and one foreign subsidiary sold. Three joint ventures were accounted for using the equity method (2006: three joint ventures).

Purchase price allocation

A business combination must be accounted for within twelve months of the acquisition date. The accounting treatment requires the measurement of the acquired assets and liabilities at fair value. Since most of the acquisitions made by the SGL Group in 2007 were only completed in the fourth quarter, the 2007 consolidated financial statements include preliminary values that may need to be adjusted retrospectively in the next financial year when these values are shown as the prior-year comparative values.

CONSOLIDATED INCOME STATEMENT AND CONSOLIDATED BALANCE SHEET DISCLOSURES

See note 28 for a breakdown of sales revenue by business segment.

3. Cost of sales, selling expenses, r&d expenses, general and administrative expenses

In 2007, the SGL Group received payments amounting to €10.2 million under its business interruption insurance in connection with damages at two locations. Given the compensatory nature of these payments, the amounts concerned were reported as a reduction of cost of sales.

Selling expenses increased by €11.9 million year-on-year. The increase was primarily the result of increased sales activity.

There was a disproportionately high increase in shipping costs, which accounted for roughly a third of the increase, as a result of the sharp rise in crude oil and energy prices.

Research and development expenses increased by €4.9 million compared to prior year. This is mainly due to further technological developments of the existing product portfolio as well as the development of new market and technology potential.

In the year under review, general and administrative expenses rose by €7.3 million year-on-year. €3 million of this increase was mainly attributable to the first time consolidation of companies. An increased expense resulted from our share-based remuneration program (matching shares plan and stock appreciation rights) owing to a higher valuation of the tranches in 2007 compared with 2006 because of the significant rise in the SGL share price.

Our sales and marketing structures are based largely on close collaborative working relationships with our customers so that we can continuously optimize product properties and their use by customers. The development of new products and product applications is also carried out in cooperation with our customers or potential future customers. Marketing expenses in connection with the market launch of new products therefore tend to be of lesser significance.

4. Other operating income and expenses

in €m	2007	2006
Other operating income		
Currency hedges, exchange-rate gains	14.2	3.0
Income from provisions reversal	6.4	2.4
Insurance recovery income	2.1	3.6
Gains on the sale of property, plant and equipment and intangible assets	0.9	1.6
Income from written-down receivables	0.9	1.4
Other operating income	5.5	3.2
Total	**30.0**	**15.2**
Other operating expenses		
Currency hedges, exchange-rate losses	8.5	4.1
Restructuring costs	4.4	4.2
Losses on the sale of property, plant and equipment and intangible assets	2.0	1.2
Additions to provisions	1.5	1.4
Other operating expenses	2.8	9.1
Total	**19.2**	**20.0**

5. Expenses, payments in connection with EU antitrust proceedings

Following full recognition as at December 31, 2006 of all amounts relating to the special graphite and electrical and mechanical contacts proceedings and the cash deposit of €22.3 million in February 2007 in connection with the graphite specialty fine, no further expenses in relation to these EU antitrust proceedings have been incurred in 2007.

6. Net financing costs

in €m	2007	2006
Income from investments accounted for At-Equity	**1.3**	**1.2**
Interest on other securities, other interest and similar income	6.7	5.3
Interest on borrowings and other interest expense*	-22.3	-31.1
Interest component of additions to provisions for pensions and other employee benefits	-13.9	-13.1
Interest cost component on convertible bond*	-4.5	0.0
Interest expense arising on antitrust proceedings	0.0	-14.1
Interest expense, net	**-34.0**	**-53.0**
Amortization of refinancing costs (non-cash)*	-1.7	-3.4
Write-down of refinancing costs, losses from early repayment*	-10.7	0.0
Early repayment costs for high-yield bond*	-20.1	0.0
Expenses relating to guarantees to the European Commission	0.0	-0.6
Other financial income and expenses	-0.2	-5.7
Other financing costs	**-32.7**	**-9.7**
	-65.4	**-61.5**

*Total interest expense on financial instruments: €59.3 million (2006: €34.5 million)

Details on income from companies accounted for using the equity method can be found in note 13.

Interest income increased to €6.7 million from €5.3 million in 2006 owing to the higher average balance of cash and cash equivalents.

Interest expense decreased to €22.3 million, a year-on-year decrease of €8.8 million. This reduction was primarily the result of the refinancing concluded in May 2007.

In addition to the cash coupon of 0.75% per annum on the convertible bonds, IFRS requires the recognition of a non-cash imputed interest cost component. The calculation assumed a comparable market discount rate of 5.8% per annum. This is the rate at which the SGL Group would have been able to secure alternative financing. In the year under review, this resulted for the first time in a non-cash interest cost expense of €4.5 million.

Interest expenses in connection with antitrust proceedings were incurred for the last time in 2006 and included the one-off item of €12.8 million resulting from the decision by the European Court of Justice (ECJ). The interest portion of the additions to provisions for pensions and other employee benefits was slightly above the figure for 2006 at €13.9 million (2006: €13.1 million) owing to the higher pension discount rates.

The other financing costs of €32.7 million in 2007 (2006: €9.7 million) include the one-time costs of the refinancing in 2007, comprising costs of €20.1 million in connection with the early repayment of the 2004 high-yield bond and the write-down of €10.7 million on the derecognition of the high-yield bond and bank liabilities from 2004 (write-off of the remaining unamortized refinancing costs).

Other net financing costs are attributable to foreign exchange gains and losses on financial transactions and particularly the mark-to-market measurement of our derivative instruments for interest-rate and corresponding currency hedging.

7. Other information

Additional disclosures in connection with the nature-of-expense method are provided below.

Cost of materials

in €m	2007	2006
Cost of raw materials, supplies and purchased goods	227.2	192.4
Cost of purchased services	106.6	102.2
	333.8	294.6

In the functional cost presentation, the cost of materials is included in the cost of sales.

Personnel expenses

in €m	2007	2006
Wages and salaries (including bonus)	271.9	255.4
Social security contributions, post-employment and other employee benefit costs	62.4	64.4
(thereof for pensions: 2007 €23.4 million; 2006 €24.0 million)		
	334.3	319.8

Depreciation, amortization and impairment

Despite the sharp increase in the volume of capital expenditure in 2007, the total depreciation/amortization expense and impairment losses on non-current assets of €49.3 million was below the 2006 figure of €53.4 million. One reason for this is that there were no impairment losses in 2007. In 2006, we recognized impairment losses on property, plant and equipment in connection with the restructuring at our facilities at Ascoli, Italy, and Valencia, USA. In addition, there were positive impacts from currency translation. The high level of capital expenditure in 2007 had little or no immediate impact on the amount of depreciation in 2007, because depreciation is recognized once new plant and equipment is completed and available for use.

Personnel expenses, depreciation/amortization expense and impairment losses are included in all functional costs, such as the cost of sales, selling expenses, research and development costs, and general and administrative expenses.

Other information

In 2007, the cost of shipping to customers amounted to €33.9 million (2006: €28.7 million); advertising expenses were €2.8 million (2006: €1.9 million). Global audit fees for the 2007 annual financial statements were €1.6 million (2006: €2.0 million); fees of €1.5 million were incurred for audit and valuation services (2006: €1.6 million), €0.1 million for other services (2006: €0.1 million), and €0.1 million for tax consultancy services (2006: €0.1 million). Audit fees for the consolidated financial statements and the German companies charged by the primary auditor amounted to €0.7 million. Rent and lease expenses for 2007 amounted to €24.7 million (2006: €20.5 million).

Other taxes are reported within the individual functional costs. In 2007 and 2006, these taxes amounted to a total of €6.9 million and €7.2 million respectively.

Number of employees

As at the balance sheet date, the Group employed 5,862 people (2006: 5,249). The sharp increase in the number of employees in 2007 is primarily attributable to the first-time inclusion of companies acquired during the course of the year under review (+408 employees) and to the extra personnel required to service the generally high growth in the business compared with 2006.

The average number of employees in the individual functional areas in 2007 was as follows:

	2007	2006
Production and auxiliary plants	3,908	3,834
Sales and marketing	484	451
Research	248	216
Administration, other functions	813	766
	5,453	5,267

8. Income taxes

German corporations are subject to a 25% corporate income tax on both distributed and undistributed profits. A solidarity surcharge of 5.5% is levied on the corporate income tax rate. This results in an overall corporate income tax rate of 26.4% for both 2007 and 2006. In Germany, corporations are also subject to a trade tax. The trade tax generally amounts to roughly 15%-20% of taxable trade income, depending on the municipal rate fixed by the local authorities in which the Company's facilities are located. In determining the taxable income for corporate income tax purposes, the trade tax is deductible as an operating expense up to tax assessment year 2007. Consequently the combined German income tax rate amounts to 38.4% in 2007 (2006: 38.4%). Following German business Tax Reform 2008, lower tax rates apply from January 1, 2008. Corporate income tax rate will be reduced to 15%. Considering the additional solidarity surcharge, the applicable corporate income tax rate amounts to 15.83%. From 2008, the tax group in Germany is likely to be liable to trade tax of 13.4%. With trade tax no longer deductible as an expense for corporation tax purposes, the combined income tax rate for 2008 will be 29.2%. The utilization of tax losses carried forward is still restricted to 60% of the taxable income of the current year. However, tax losses carried forward may be set off against the first €1 million of taxable income in a given year without restriction for both corporation tax and trade tax purposes.

The income tax rate for our US companies is currently 38% (2006: 39%). Some of the income tax rates for other foreign companies in the Group are significantly lower. In 2007, these tax rates were as follows: 32.5% in Spain (2006: 35%); 33% in Italy (2006: 33%); 33.3% in France (2006: 34%); 32% in Canada (2006: 33%); 30% in the United Kingdom (2006: 30%), 25% in Austria (2006: 25%), and 19% in Poland (2006: 19%).

The breakdown of tax income and expense is as follows:

in €m	2007	2006
Current income tax expense		
Germany	-4.6	0.4
Other countries	-35.4	-23.3
Deferred taxes		
Germany	-1.7	-13.7
Other countries	-16.2	1.1
	-57.9	-35.5

In the year under review, the tax expense increased to €57.9 million (2006: €35.5 million) and therefore equated to a tax rate of 30.6 % (prior year 46.4 %) on profit before tax of €189.1 million (prior year €76.4 million).

In addition to the current income tax expenses, there is also a tax expense resulting from changes in deferred taxes. This mainly relates to the increase in tax loss carryforwards as a result of changes to tax assessments for prior years, on the basis of which deferred tax assets had been recognized. The reduction in the German income tax rate as a result of the 2008 corporate tax reform resulted in a one-off expense of €7.3 million in 2007 based on the measurement of the deferred tax assets and liabilities compared with their measurement at the prior year-end. Conversely, the tax group recognized additional deferred tax assets of €7.3 million on loss carryforwards on the basis of revised medium-term plans drawn up by the German companies within the tax group at year-end; these represent a tax income for the reporting period.

Payments for taxes in 2007 amounted to €31.2 million (2006: €25.9 million). The cash tax rate, i.e. the ratio of these payments to profit before tax, was therefore only 16.5 % (2006: 33.9 %), which is mainly attributable to the use of tax loss carryforwards in the USA and Germany.

The reconciliation of the theoretical tax expense calculated on the basis of 38.4 % to the effective tax expense is as follows:

in €m	**2007**	2006
Profit before tax	**189.1**	**76.4**
Theoretical tax expense at 38.4 %	-72.6	-29.3
Increase/decrease in income tax liability from		
Income adjustments (in 2006 primarily EU antitrust proceedings)	-3.8	-16.5
Tax rate differences at foreign companies	11.0	8.6
Tax rate change in Germany	-7.3	0.0
Change in valuation allowances	7.3	1.9
Change in loss carryforwards from prior years	5.9	0.0
Tax income from prior years	0.3	0.7
Other	1.3	-0.9
Effective tax expense	**-57.9**	**-35.5**

The non-deductible expenses and tax-exempt income figure arose primarily in connection with the addition of 5 % of the foreign dividend income received in Germany, the non-deductibility for German trade tax purposes of half of the interest on permanent debt, and other non-deductible operating expenses. Income taxes vary from country to country and the total resulting tax differences are therefore disclosed separately in the above reconciliation. The tax liability outside Germany was lower than the theoretical tax rate of 38.4 % in Germany which gave rise to a positive tax differential figure of €11.0 million in 2007 (2006: €8.6 million).

9. Earnings per share (EPS)

The figure for basic earnings per share is calculated by dividing the net profit for the year attributable to SGL Carbon AG shareholders (2007: €130.9 million; 2006: €40.7 million) by the weighted average number of outstanding shares for the financial year (2007: 63,550,463 shares; 2006: 61,549,122 shares). The weighted average number of outstanding shares is determined from the number of outstanding shares as at January 1 and the addition of outstanding shares in connection with capital increases in the course of the year (see note 20).

Outstanding equity instruments that could have a dilutive effect on earnings per share were also taken into account. This included stock options in the years 2006 and 2007, and outstanding convertible bonds in the year 2007 (see note 23). Adjusted for the interest cost on the convertible bond, the consolidated after-tax profit for the year in 2007 would have increased by €4.1 million to €135.0 million. The number of shares in 2007 increased by 5,476,451 in connection with the convertible bond (2,555,677 shares when weighted).

The dilution calculation needs to take into account the possible exercising of 352,500 stock options (2006: 386,500) and 1,555,107 stock appreciation rights (986,196 on a weighted basis; 2006: 360,322) under share-based payment programs. This does not impact the consolidated net profit for the year. A total of 67,092,336 (2006: 61,909,444) shares are used for the calculation of diluted earnings per share in 2007.

See note 20 for further information on the approved capital increase regarding the issue of new shares to employees in January 2008.

10. Intangible assets

in €m	Industrial rights, software and similar rights	Capitalized development costs	Goodwill	**Total**
Historical cost:				
Balance as at January 1, 2007	**43.8**	**2.4**	**63.9**	**110.1**
Change in scope of consolidation	4.2	0.0	37.1	41.3
Foreign currency translation	-0.6	0.0	-4.9	-5.5
Reclassifications	0.4	0.0	0.0	0.4
Additions	1.8	1.0	0.0	2.8
Disposals	0.0	0.0	0.0	0.0
Balance as at December 31, 2007	**49.6**	**3.4**	**96.1**	**149.1**
Cumulative amortization				
Balance as at January 1, 2007	**26.3**	**0.0**	**0.0**	**26.3**
Foreign currency translation	-0.5	0.0	0.0	-0.5
Reclassifications	0.0	0.0	0.0	0.0
Additions	4.0	0.0	0.0	4.0
Disposals	0.0	0.0	0.0	0.0
Balance as at December 31, 2007	**29.8**	**0.0**	**0.0**	**29.8**
Net carrying amount as at December 31, 2007	**19.8**	**3.4**	**96.1**	**119.3**
Historical cost:				
Balance as at January 1, 2006	**41.8**	**0.7**	**66.8**	**109.3**
Foreign currency translation	0.4	0.0	-2.9	-2.5
Reclassifications	0.0	0.0	0.0	0.0
Additions	2.1	1.7	0.0	3.8
Disposals	-0.5	0.0	0.0	-0.5
Balance as at December 31, 2006	**43.8**	**2.4**	**63.9**	**110.1**
Cumulative amortization				
Balance as at January 1, 2006	**22.7**	**0.0**	**0.0**	**22.7**
Foreign currency translation	0.3	0.0	0.0	0.3
Reclassifications	0.0	0.0	0.0	0.0
Additions	3.8	0.0	0.0	3.8
Disposals	-0.5	0.0	0.0	-0.5
Balance as at December 31, 2006	**26.3**	**0.0**	**0.0**	**26.3**
Net carrying amount as at December 31, 2006	**17.5**	**2.4**	**63.9**	**83.8**

In order to improve the presentation, we have reported capitalized development costs (excluding the SGL-ONE software development costs) as a separate item. Industrial rights, software and similar rights mainly comprise purchased and internally developed IT software. The additions shown under capitalized development costs in 2007 relate to the development of composite technology amounting to €1.0 million (€1.7 million in 2006). The additions shown under industrial rights, software and similar rights mainly relate to the integration of further companies into the standard groupwide SAP system (SGL-ONE). Additional €0.8 million (2006: €0.8 million) were capitalized in connection with the SGL-ONE project in 2007. Overall, internal development costs of €1.8 million were therefore capitalized in 2007 (2006: €2.5 million). The estimated useful life of the capitalized SGL-ONE project costs (residual value: €12.7 million; 2006: €14.1 million) was revised in 2006 from 7 to 10 years (up to April 2014), resulting in a reduction in the amortization expense in 2006 of €0.8 million with a corresponding positive impact on profit. In accordance with IFRS 3, goodwill is not amortized, but is subject to an annual impairment test. The goodwill impairment test did not result in an impairment to be recognized. Goodwill is assigned to the Business Units as follows: PP, €11.8 million (2006: €11.3 million); GMS, €18.7 million (2006: €20.2 million); and CFC, €65.6 million (2006: €32.4 million).

11. Property, plant and equipment

in €m	Land, land rights and buildings	Technical equipment and machinery	Office furniture and equipment	Advance payments and assets under construction	Total
Historical cost:					
Balance as at January 1, 2007	**315.1**	**1,005.1**	**84.2**	**36.6**	**1,441.0**
Change in scope of consolidation	10.4	12.0	0.7	2.5	25.6
Foreign currency translation	-4.3	-16.3	-0.8	-1.7	-23.1
Reclassifications	2.7*	0.0	0.0	-0.4	2.3
Additions	8.3	49.7	4.1	65.6**	127.7
Disposals	-0.3	-14.5	-2.8	-0.5	-18.1
Balance as at December 31, 2007	**331.9**	**1,036.0**	**85.4**	**102.1**	**1,555.4**
Cumulative depreciation:					
Balance as at January 1, 2007	**197.9**	**819.6**	**74.5**	**0.1**	**1,092.1**
Foreign currency translation	-1.1	-12.7	-0.6	0.0	-14.4
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	5.7	36.9	2.8	-0.1	45.3
Disposals	-0.3	-14.1	-2.7	0.0	-17.1
Balance as at December 31, 2007	**202.2**	**829.7**	**74.0**	**0.0**	**1,105.9**
Net carrying amount as at December 31, 2007	**129.7**	**206.3**	**11.4**	**102.1**	**449.5**
Historical cost:					
Balance as at January 1, 2006	**321.7**	**1,012.7**	**98.6**	**19.5**	**1,452.5**
Change in scope of consolidation	0.0	0.0	0.0	2.6	2.6
Foreign currency translation	-5.7	-27.0	0.7	-0.5	-32.5
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	5.6	38.6	2.2	15.0	61.4
Disposals	-6.5	-19.2	-17.3	0.0	-43.0
Balance as at December 31, 2006	**315.1**	**1,005.1**	**84.2**	**36.6**	**1,441.0**
Cumulative depreciation:					
Balance as at January 1, 2006	**199.0**	**818.0**	**89.3**	**0.2**	**1,106.5**
Foreign currency translation	-3.4	-20.7	-0.3	-0.1	-24.5
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	6.0	40.9	2.7	0.0	49.6
Disposals	-3.7	-18.6	-17.2	0.0	-39.5
Balance as at December 31, 2006	**197.9**	**819.6**	**74.5**	**0.1**	**1,092.1**
Net carrying amount as at December 31, 2006	**117.2**	**185.5**	**9.7**	**36.5**	**348.9**

* Land previously held for sale (€2,7 million) reclassified to non-current assets in 2007
** Balance of additions of €106,5 million and transfers to fully operational equipment of €40,9 million

Capital expenditure in property, plant and equipment increased to €127.7 million in the year under review, an increase of €66.3 million on the 2006 figure of €61.4 million. The focus of investing activities in 2007 were the expansion of fiber capacity in Inverness (UK), the establishment of production in Malaysia and the expansion of capacity at our two Polish facilities for cathodes, carbon electrodes and furnace linings. A further focal point was the ongoing expansion of our Asian facilities (Pune in India, Shanghai and Shanxi in China). In response to the continuing strong demand for Graphite Specialties, we made targeted capital expenditures to increase the capacity of our existing facilities in Poland, the USA and Germany for isostatic graphite, lithium-ion batteries and the production of semi-finished products.

Despite the strong increase in capital expenditure in 2007, total depreciation/amortization expense and impairment losses on non-current assets of €49.3 million was below the 2006 figure of €53.4 million. One reason for this is that there were no impairment losses in 2007. In 2006, we recognized write downs on property, plant and equipment in connection with the restructuring at our facilities at Ascoli, Italy, and Valencia, USA, amounting to €2.5 million. There were no further impairment losses in 2006 and 2007, apart from fire damage, for which the Company received an insurance recovery payment in 2006 equivalent to the replacement value of €3.6 million. In addition, there were positive impacts from currency translation. The high level of capital expenditure in 2007 had little or no immediate impact on the amount of depreciation in 2007, because depreciation is only recognized once new plant and equipment is completed and available for use.

Capitalized lease expenses, which related to land and buildings as well as technical equipment and machinery, amounted to €1.7 million at December 31, 2007 (2006: €0.9 million).

12. Non-current financial assets

in €m	Investments accounted for At-Equity	Available-for-sale securities	Other non-current assets	Total
Historical cost:				
Balance as at January 1, 2007	**8.0**	**1.4**	**12.9**	**22.3**
Foreign currency translation	-0.2	0.0	-0.9	-1.1
Reclassifications	0.0	0.0	0.0	0.0
Additions	3.4	0.0	3.0	6.4
Disposals	-4.7	-0.1	-0.3	-5.1
Balance as at December 31, 2007	**6.5**	**1.3**	**14.7**	**22.5**
Cumulative impairment losses:				
Balance as at January 1, 2007	**0.0**	**0.0**	**0.1**	**0.1**
Foreign currency translation	0.0	0.0	0.0	0.0
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0
Balance as at December 31, 2007	**0.0**	**0.0**	**0.1**	**0.1**
Net carrying amount as at December 31, 2007	**6.5**	**1.3**	**14.6**	**22.4**
Historical cost:				
Balance as at January 1, 2006	**7.7**	**2.4**	**12.1**	**22.2**
Foreign currency translation	-0.7	-0.1	-0.9	-1.7
Reclassifications	0.0	0.0	0.0	0.0
Additions	1.0	0.0	1.7	2.7
Disposals	0.0	-0.9	0.0	-0.9
Balance as at December 31, 2006	**8.0**	**1.4**	**12.9**	**22.3**
Cumulative impairment losses:				
Balance as at January 1, 2006	**0.0**	**0.0**	**0.1**	**0.1**
Foreign currency translation	0.0	0.0	0.0	0.0
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0
Balance as at December 31, 2006	**0.0**	**0.0**	**0.1**	**0.1**
Net carrying amount as at December 31, 2006	**8.0**	**1.4**	**12.8**	**22.2**

Additions to investments accounted for using the equity method in 2007 comprise, in particular, the newly established joint venture European Precursor GmbH and the equity pickup in the joint venture in China. (See Note 13 for details). SGL Carbon Fibers LLC (USA) was shown as a disposal under investments accounted for using the equity method as it was fully consolidated for the first time in 2007. In foreign subsidiaries, in accordance with local statutory provisions, securities have been acquired to cover pension obligations; the securities are reported under non-current financial assets or other assets and are classified as available-for-sale securities. Changes in the value of these securities are recognized directly in equity. The total change in value recognized as at December 31, 2007 was -€0.1 million (2006: -€0.2 million). This figure is reported within the cash flow hedges column in the statement of changes in equity. Other non-current assets comprise primarily the capitalized value of insurance policies not classified as plan assets. These policies are insurance policies covering the additional employee benefits in connection with deferred compensation amounting to €4.4 million (2006: €4.4 million). The assets of €9.2 million (2006: €7.6 million) relating to US pension plans cannot be offset against obligations under other US or German plans and are therefore reported under other non-current assets.

13. Investments accounted for using the equity method

The investments accounted for using the equity method are those in DONCARB GRAPHITE OOO (Doncarb) in the Russian Federation, SGL TOKAI CARBON Ltd. (STS) in China, European Precursor GmbH in Kelheim, Germany since March 1, 2007 and FIBER TECHNOLOGY LLC (CFT) in the USA, until November 30, 2007. The financial year-end for all four companies is December 31, 2007.

Important key data for these companies are as follows:

	EPG**)	CFT***)	STS	Doncarb
SGL portion	44%	50%	51%	50%
in €m				
Sales revenue*)	0.0	10.3	22.9	2.9
Expenses*)	1.2	9.8	20.2	2.4
Profit for period*)	-1.2	0.5	2.7	0.5
Current assets*)	2.1	6.2	18.5	1.7
Non-current assets*)	15.0	3.9	4.3	0.1
Assets*)	17.1	10.1	22.8	1.8
Current liabilities*)	13.5	2.8	13.9	0.5
Non-current liabilities*)	0.5	0.0	0.0	0.0
Liabilities*)	14.0	2.8	13.9	0.5

*) 100% values for companies
**) EPG accounted for At-Equity from March 1, 2007
***) CFT accounted for using the equity method for 11 months; consolidated from December 2007 onwards

There were no contingent liabilities relating to investments accounted for using the equity method.

14. Inventories

in €m	Dec. 31, 2007	Dec. 31, 2006
Raw materials and supplies	136.7	99.4
Work in progress	190.5	160.6
Finished goods and purchased goods	58.4	56.6
	385.6	**316.6**

The total carrying amount of inventories measured at net realizable value as at December 31, 2007 was €0.3 million (December 31, 2006: €9.5 million). Write-downs to net realizable value in 2007 amounted to €0.0 million (2006: €0.6 million). The Company also recognized write-downs of €5.3 million for inventory risks (2006: €5.0 million) and other write-downs of €4.4 million (2006: €4.0 million). There were no material reversals of impairment losses or write-downs.

15. Trade receivables

in €m	Dec. 31, 2007	Dec. 31, 2006
Due from customers	237.3	221.6
thereof due in more than one year (2007: €0.0 million, 2006: €0.2 million)		
Due from companies accounted for At-Equity	5.6	3.4
	242.9	**225.0**

In 2007, total sales revenue of €1.1 million (2006: €4.5 million) was recognized in respect of long-term contracts using the percentage-of-completion method (cost-to-cost) in accordance with IAS 11. After deduction of costs incurred of €0.8 million (2006: €3.3 million), the margin on these contracts in the year under review was €0.3 million (2006: €1.2 million). On the balance sheet, total advance payments of €7.5 million (2006: €6.9 million) received from customers in respect of these contracts were offset against the respective cumulative receivables of each contract, resulting in payables of €4.0 million (2006: receivables of €0.4 million and payables of €2.8 million).

The following table shows the extent of the credit risk related to trade receivables:

in €m	Dec. 31, 2007	Dec. 31, 2006
Trade receivables neither impaired nor overdue	213.2	195.8
Overdue trade receivables impaired down on an individual basis		
up to 30 days	22.4	16.9
31 to 60 days	3.1	3.0
61 to 90 days	0.7	0.6
more than 91 days	0.6	3.3
Total	26.8	23.8
Receivables impaired on an individual basis	2.9	5.4
Carrying amount	**242.9**	**225.0**

The majority of our trade receivables are paid by the contractually agreed due date. As at the balance sheet date, the total of receivables that were neither impaired nor overdue was €213.2 million (2006: €195.8 million).

The portfolio of receivables is subject to continuous quality monitoring as part of our credit management system. Further details can be found under Note 27 "Credit risks".

The new acquired companies SGL epo GmbH and SGL Kümpers GmbH & Co. KG had separate factoring agreements in place at the time of acquisition, that provided for the sale of receivables at usual market terms. As at December 31, 2007, these factoring agreements covered a volume of €2.5 million. The factoring of receivables under the agreements functioned smoothly in 2007 and helped to finance the working capital requirements of the companies. The factored receivables were derecognized in accordance with IAS 39 since the right to receive the associated cash flows together with all risks and rewards had been fully transferred on receipt of the cash consideration.

Allowances on trade receivables at December 31, 2007 amounted to €4.6 million (2006: €5.5 million). The following table shows the movement of allowances:

in €m	2007	2006
Balance as at January 1	**5.5**	**3.7**
Additions recognized as expense	0.8	3.8
Reversals	-1.0	-1.7
Utilizations	-0.8	-0.2
Exchange differences	0.1	-0.1
Balance as at December 31	**4.6**	**5.5**

16. Other receivables and other current assets

in €m	**Dec. 31, 2007**	Dec. 31, 2006
Other receivables due from companies accounted for At-Equity	0.7	0.7
Other current assets	54.3	39.4
thereof none with a remaining maturity of more than one year		
	55.0	**40.1**

Other current assets mainly comprise tax receivables of €20.5 million (2006: €12.5 million), including income tax receivables of €2.7 million (2006: €2.1 million), positive fair values of financial derivatives of €13.2 million (2006: €6.4 million), prepaid expenses for rent or insurance premiums amounting to €4.1 million (2006: €4.0 million), insurance claims, current loan receivables, receivables arising from the sale of non-current assets, and other receivables. Direct write-downs of €0.8 million (2006: €0.0 million) were recognized in other receivables in 2007.

17. Cash and cash equivalents

in €m	**Dec. 31, 2007**	Dec. 31, 2006
Cash and bank balances	**130.0**	**103.0**

The year-on-year increase in cash and cash equivalents is first and foremost attributable to the increase in cash in SGL Carbon AG resulting from the refinancing carried out in 2007 and from the positive operating cash flows in the SGL Group as a whole. The breakdown of cash is as follows: 87 % in euros (2006: 78 %), 3 % in US dollars (2006: 16 %), 2 % in pounds sterling (2006: 3 %), and 8 % in other currencies (2006: 3 %).

18. Deferred taxes

Deferred tax assets relating to tax loss carryforwards are recognized in the IFRS consolidated financial statements uniformly on the basis of a rolling projection of the estimated taxable profits at individual subsidiary or tax group level. Uncertainties about the various planning assumptions and other underlying conditions are taken into account. Given the new financing arrangements, the completion of the restructuring and the sustained improvement in the economic environment for our business segments, we are assuming that the Company will be able to utilize the recognized deferred tax assets on tax loss carryforwards in the future.

Most of the tax loss carryforwards are available in the USA, in the amount of US dollar 62 million (2006: US dollar 120 million), and in Germany, in the amount of approximately €249 million (2006: €243 million) for corporate income tax purposes in the amount of approximately €200 million (2006: €192 million) for trade tax purposes. Despite the positive 2007 income the German tax loss carryforwards increased in comparison to the prior year-end, which is a result from modifications of tax assessments for prior years. Under current German tax legislation losses maybe carried forward indefinitely. In the USA, the loss carryforwards will expire after 2020 to 2023. In addition our subsidiary in the United Kingdom also has substantial loss carryforwards of GBP 25.8 million (2006: GBP 22.2 million) that can be utilized for tax purposes. Deferred tax assets have not been recognized in respect of available tax loss carryforwards amounting to a total of €159 million (2006: €209 million).

We have recognized deferred tax assets in respect of the loss carryforwards in the USA and Germany based on our assessment of their likely utilization in the future. Deferred tax assets have also been recognized in respect of profit/loss timing differences resulting from consolidation, and measurement timing differences in subsidiaries arising from provisions for onerous contracts that are not tax-deductible and other measurement differences under IFRS. If there is any doubt as to whether expenses are tax-deductible, the deferred tax assets are offset by a valuation allowance in the same amount.

Deferred tax liabilities arise from differences in the depreciation and amortization methods between the tax accounts and the IFRS consolidated financial statements, from capitalized finance leases, and from differences in the measurement of inventories between the tax accounts and the IFRS consolidated financial statements. Deferred taxes generally have a maturity of more than one year.

Deferred tax assets and liabilities are derived from loss carryforwards or differences between the tax base and the IFRS financial statements, as follows:

in €m	Deferred tax assets **Dec.31,2007**	Deferred tax liabilities **Dec.31,2007**	Deferred tax assets Dec.31,2006	Deferred tax liabilities Dec.31,2006
Non-current assets	8.0	13.2	15.9	14.2
Inventories	1.5	3.9	2.6	4.6
Receivables/other assets	0.4	10.0	0.8	11.3
Provisions for pensions and other employee benefits	6.2	0.0	8.2	0.0
Other provisions	15.7	7.6	15.1	7.0
Liabilities	4.2	0.5	2.7	0.8
Tax benefits recognized in equity	7.7	0.0	0.3	0.0
Tax loss carryforwards	57.1	0.0	72.0	0.0
	100.8	**35.2**	**117.6**	**37.9**

The balance of deferred tax assets and liabilities declined by €14.1 million in 2007 to a total of €65.6 million as at December 31, 2007 (2006: €79.7 million). A total expense of €17.9 million was recognized in the income statement. Deferred taxes declined by €2.7 million as a result of changes in foreign currency exchange rates. Other changes of +€6.5 million (2006: -€0.8 million) not affecting the income statement relate to cash flow hedges, available-for-sale securities and deferred taxes in respect of IFRS 2 expenses that are recognized directly in equity.

Deferred tax assets of €7.7 million reported under equity derive primarily from future tax benefits in relation to our stock appreciation rights. A deferred tax liability of €1.2 million was also recognized in Germany in respect of foreseeable future dividend payments by our foreign subsidiaries. The reason for the recognition of this liability is that 5% of foreign dividend income is not tax-free in Germany. Further theoretically possible dividend payments would lead to an additional deferred tax liability of €1.2 million in Germany, although we believe such payments are unlikely to be made in the foreseeable future.

19. Assets/liabilities held for sale

Under IFRS 5, assets held for sale must be reported separately on the face of the balance sheet.

The assets of the company in Belgium that was sold have been transferred during the current year. The remaining €2.8 million of this balance sheet item from the prior year, which relates to developed land, was reclassified to property, plant and equipment in 2007 as the intention to sell no longer applied.

There were no liabilities directly associated with non-current assets held for sale in 2007.

20. Equity

As at December 31, 2007, the Company's issued capital amounted to €163,585,036.80 and was divided into 63,900,405 no-par-value ordinary bearer shares, each with a notional value of €2.56. The shares are made out to bearer and are traded on various markets in Germany (including Frankfurt). On June 22, 2007 our shares were delisted from the New York Stock Exchange (NYSE). Trading in American Depository Rights (ADRs) was terminated on June 25, 2007.

An increase in the issued capital of the Company requires a resolution by the Annual General Meeting adopted by a simple majority. The Annual General Meeting may also authorize the Board of Management to increase the issued capital of the Company, subject to the consent of the Supervisory Board, within a period of five years by the issue of shares in a certain aggregate amount (authorized capital). Finally, shareholders may approve the creation of conditional capital, but only to grant conversion rights or options to holders of convertible bonds, to prepare a merger with another company, or to issue stock options to employees and members of the management of the Company or of an affiliated company by way of a consent and authorization resolution. Resolutions of the Annual General Meeting regarding the creation of authorized or conditional capital require a majority of three quarters of the issued capital represented in the voting on the resolution. The nominal amount of the authorized capital created by the shareholders may not exceed one half of the issued capital in existence on the date the authorized capital is entered in the commercial register.

The total nominal amount of the conditional capital created by the shareholders may not exceed one half of the issued capital in existence at the time of the adoption of the resolution on the conditional capital increase. The total nominal amount of the conditional capital for the purposes of granting stock options to employees and members of the management of the Company or of an affiliated company may not exceed 10% of the issued capital in existence at the time of the adoption of the resolution on the conditional capital increase.

Capital structure

The Company's current approved and conditional capital resulted from resolutions taken at various Annual General Meetings since 2000. Specifically: Approved Capital I pursuant to section 3 (6) of the Articles of Incorporation was created by a resolution taken at the Annual General Meeting on April 30, 2004. Approved Capital II pursuant to section 3 (8) of the Articles of Incorporation was created by a resolution taken at the Annual General Meeting on April 28, 2006 and, most recently, Approved Capital III pursuant to section 3 (11) of the Articles of Incorporation was created by a resolution taken at the Annual General Meeting on April 27, 2007. Conditional Capital pursuant to section 3 (9) of the Articles of Incorporation to cover share options under the Stock Option Plan was created by a resolution taken at the Annual General Meeting on April 27, 2000. Conditional Capital pursuant to section 3 (7) of the Articles of Incorporation to cover options under the SAR Plan, together with Conditional Capital pursuant to section 3 (10) to cover the granting of rights to the holders of convertible bonds and the holders of bonds with warrants was created by a resolution taken at the Annual General Meeting on April 30, 2004

Authorized capital

Following the partial utilization of its authority to increase issued capital for the purpose of issuing new shares to employees of the Company or Group companies, the Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the Company's issued capital by a total of up to €53,043,952.64 (Authorized Capital I) by way of an issue of up to 20,720,114 new no-par-value shares for cash and/or non-cash contribution on one or several occasions in the period up to April 29, 2009. Shareholders are to have pre-emptive rights in any such issue. Subject to the consent of the Supervisory Board, the Board of Management is authorized to exclude fractional amounts from the shareholders' pre-emptive rights. The Board of Management is also authorized, subject to the consent of the Supervisory Board, to disapply the pre-emptive rights of existing shareholders in the following cases:

(I) To the extent necessary to enable the holders of warrants or convertible bonds that have been issued by SGL Carbon AG, or by a subsidiary that is directly or indirectly wholly owned, to be granted pre-emptive rights for new shares as if they had exercised the warrants or conversion rights or fulfilled their conversion obligations;

(II) To issue new shares to holders of convertible bonds that were granted by SGL Carbon AG or its direct or indirect wholly-owned subsidiaries in Germany and abroad against non-cash contribution in accordance with the authorization approved by the Annual General Meeting on April 30, 2004, if the holders have exercised their conversion right or fulfilled their conversion obligation;

(III) If the new shares are issued to employees of SGL Carbon AG or companies affiliated with SGL Carbon AG within the meaning of section 15 et seq. German Stock Corporation Act (AktG); however, for this purpose, the issued capital can only be increased by a total of no more than €0.00 by way of an issue of a total of up to 0 new no-par-value shares on one or several occasions;

(IV) If the new shares are issued to employees of SGL Carbon AG, or of companies affiliated with SGL Carbon AG within the meaning of section 15 et seq. AktG, who are participating in the Share Plan (Matching Share Plan) operated by SGL Carbon AG; however, for this purpose, the issued capital can only be increased by a total of no more than €604,615.68 by way of an issue of a total of up to 236,178 new no-par-value shares on one or several occasions;

(V) If the new shares are issued as part of a capital increase against non-cash contributions to support the acquisition of companies, parts of companies or investments in companies;

(VI) In return for the payment of a total amount of up to €0.00 if the new shares are issued for cash as part of a capital increase at an issue price that is not significantly below the market price.

The Board of Management is also authorized, subject to the consent of the Supervisory Board, to increase the Company's issued capital by a total of up to €4,323,850.24 by way of an issue of up to 1,689,004 new no-par-value shares for cash and/or non-cash contributions on one or several occasions up to April 27, 2011. In this case, the pre-emptive rights of existing shareholders are disapplied. The new shares can only be issued for transfer to employees of SGL Carbon AG or companies affiliated with SGL Carbon AG within the meaning of section 15 et seq. AktG. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine any further details relating to stock options and the terms and conditions of a share issue (Authorized Capital II).

Authorized capital III

The Board of Management is also authorized, subject to the consent of the Supervisory Board, to increase the Company's issued capital by a total of up to €23,873,251.84 by way of an issue of up to 9,325,669 new no-par-value bearer shares for cash on one or several occasions up to April 26, 2012 (Approved Capital III). Shareholders are to have pre-emptive rights in any such issue.

Subject to the consent of the Supervisory Board, the Board of Management is however authorized to exclude fractional amounts from the shareholders' pre-emptive rights. Subject to the consent of the Supervisory Board, the Board of Management can also exclude the pre-emptive rights of shareholders if the new shares are part of a rights issue by way of an issue of shares for cash and are issued at a price that is not substantially lower than the market price and if the proportion of issued capital accounted for by the issued shares does not exceed 10% of the Company's total issued capital either at the time such authorization comes into effect or at the time it is exercised. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine any further details relating to the capital increase and its implementation, in particular the content of the stock options and the terms and conditions of a share issue.

Conditional capital

With approval of a resolution at the Annual General Meeting held on April 30, 2004, the Company's issued capital was increased by conditional capital of up to €4,096,000.00 to be raised against non-cash contributions. The sole purpose of this conditional capital increase was to support the issue of up to 1,600,000 no-par-value bearer shares carrying dividend rights from the start of the financial year of issue to cover share options in SGL Carbon AG granted as part of stock appreciation rights (SARs) on one or more occasions in the period through December 31, 2009 to members of the Board of Management and senior managers in SGL Carbon AG and to the members of management bodies and senior managers in companies affiliated with SGL Carbon AG within the meaning of section 15 AktG on the basis of the authorization granted by the Annual General Meeting on April 30, 2004. The contributions for the shares issued under the options are covered by the remuneration entitlements granted to beneficiaries under the SARs issued under the authorization approved by the Annual General Meeting of SGL Carbon AG on April 30, 2004. The conditional capital increase will only be implemented if required by the issue of SARs under the authorization approved by the Annual General Meeting on April 30, 2004, the exercise of options by the beneficiaries and the allocation of their remuneration entitlements to the Company, and if the Company does not satisfy the beneficiaries' options by issuing treasury shares or by a cash payment. The new shares are issued at an issue price of not less than €2.56 per share.

Based on this conditional increase of up to €4,096,000.00 in the issued capital (section 3 (7) of the Articles of Incorporation), a total of 191,830 options on 191,830 no-par-value bearer shares with a total nominal amount of €491,084.80 were issued for the first time in the year ending December 31, 2007. As a result of this new share issue, the Company's issued capital was increased by €491,084.80 and the conditional capital reduced accordingly to €3,604,915.20.

With approval of a resolution at the Annual General Meeting held on April 27, 2000, the Company's issued capital was increased by conditional capital of an additional nominal amount of up to €4,096,000.00. Following the partial exercise of options, the issued capital of the Company was conditionally increased by a nominal amount of up to €3,339,520.00. The conditional capital increase will be implemented only by the issue of up to 1,304,500 new no-par-value shares carrying dividend rights from the start of the financial year of issue; it will also only be implemented to the extent that holders of options issued as part of the Company's Stock Option Plan under the authorization approved on April 27, 2000 actually exercise their options.

Based on this conditional increase of up to €3,339,520.00 in the Company's issued capital (section 3 (9) of the Articles of Incorporation), a total of 239,000 options on 239,000 no-par-value bearer shares with a total nominal amount of €611,840.00 were issued for the first time in the year ending December 31, 2007. As a result of this new share issue, the Company's issued capital was increased by €611,840.00 and the conditional capital reduced accordingly to €2,727,680.00.

With approval of a resolution at the Annual General Meeting on April 30, 2004, the Company's issued capital was conditionally increased by up to €38,400,000.00 through the issue of up to 15,000,000 new no-par-value shares. The conditional capital increase will be used to grant rights to the holders of bonds with warrants and/or convertible bonds issued by SGL Carbon AG or by a direct or indirect wholly-owned subsidiary of the Company in the period up to April 29, 2009 pursuant to the authorization approved by the Annual General Meeting on April 30, 2004. New shares will be issued at the respective conversion or option price to be established. The conditional capital increase will be implemented only to the extent that holders of bonds with warrants exercise their warrants or the holders of convertible bonds exercise their conversion rights, or holders who are subject to a conversion obligation fulfill their conversion obligation; the increase will only be implemented if the Company does not issue treasury shares instead of new shares or does not settle the exercise of the options by means of a cash payment. The new shares carry dividend rights from the beginning of the financial year in which they are issued as a result of the exercise of conversion rights or warrants or the fulfillment of conversion obligations. The Board of Management is authorized, subject to the approval of the Supervisory Board, to specify the finer details of the procedure for the conditional capital increase.

The Company made use of this authorization with the convertible bond issued on May 2, 2007 with an issue volume of €200 million. The pre-emptive rights of shareholders were disapplied. The initial conversion price is €36.52. Up to 5,476,451 no-par-value bearer shares with a total nominal amount of €14,019,714.56 were admitted to trading by approval of the Frankfurt Stock Exchange on June 27, 2007 in order to secure the rights of holders of the convertible bond.

Authorization to purchase the Company's own shares

With approval of a resolution at the Annual General Meeting on April 27, 2007, the Board of Management was authorized to purchase the Company's own no-par-value shares until October 26, 2008, the total nominal value of the shares purchased not to exceed 10% of the issued capital in existence as at April 27, 2007. At no point must the shares purchased on the basis of this authorization, together with other shares in the Company already purchased by the Company and still in its possession or attributable to it pursuant to sections 71d and 71e of the German Stock Corporation Act (AktG), constitute more than 10% of the respective issued capital. It was specified that the purchase price for one share (excluding transaction costs) must not be more than 10% above or below the average closing price of the Company's shares in the XETRA securities trading system (or a comparable successor system) on the five trading days immediately prior to the purchase or undertaking to purchase the shares. If the shares were to be purchased as part of a public offering, the purchase price per share (excluding transaction costs) must not be more than 15% above or below the average closing price of the Company's shares in the XETRA securities trading system (or a comparable successor system) on the fifth to the ninth trading day prior to the publication of the offering. The volume of the public offering can be limited. Where the shares tendered to the Company as a result of a public offering exceed the stipulated volume, the number of shares accepted must be proportional to the number of shares offered. Arrangements may provide that priority be given to accepting smaller numbers of up to 100 shares per shareholder. In the event of a public offering, the Company must observe the provisions of the German Securities Acquisition and Takeover Act (WpÜG) to the extent they are applicable.

In addition, the Board of Management was authorized to sell any treasury shares by means other than the stock market or an offering to all shareholders if the shares were to be sold at a cash price not significantly lower than the market price of the Company's shares carrying the same rights at the time of the sale; this authorization was limited to a total of no more than 10% of the Company's issued capital. Other instances of relaxations in the rules governing the disapplication of pre-emption rights pursuant to section 186 (3) sentence 4 AktG under other existing authorizations in force at the time of this authorization also apply. Under the Share Plan (Matching Shares Plan) approved under agenda item 8 at the Annual General Meeting on April 27, 2000, the Company was also authorized to make the purchased treasury shares available to members of the Board of Management on expiration of the two-year lock-up period, disapplying the pre-emptive rights of existing shareholders. In this case, the shares would be offered and transferred by the Supervisory Board. However, no more than 30,000 shares may be transferred under such arrangements. The Board of Management was authorized to offer the purchased treasury shares for sale to employees of the Company or a company in the Group, disapplying the pre-emptive rights of the existing shareholders. The Board of Management was also authorized to retire the purchased treasury shares without the need for any further resolution by the Annual General Meeting. Each of these authorizations can be exercised either in full or in part. The Company may purchase its own shares for one or more of the reasons listed.

The Supervisory Board may specify that action taken by the Board of Management under this resolution by the Annual General Meeting may only be taken with its consent. The Board of Management may use the authorization to allocate purchased shares in the context of the Matching Shares Plan only if the Supervisory Board has decided on such a provision and given its consent.

Capital increases

On January 25, 2007, the Board of Management passed a resolution to carry out a capital increase and gained the consent of the Supervisory Board on February 12, 2007. The capital increase would comprise 500,000 no-par-value bearer shares to be issued against a cash contribution of €1,280,000.00 and a further 77,797 new shares to be issued against non-cash contributions with a total value of at least €199,160.32, making a total of 577,797 new shares. The new shares were issued at a price of €2.56 each, increasing issued capital to a total of €1,479,160.32. Of the 500,000 new shares, a total of 465,925 shares were transferred to employees of the Company at a price equivalent to the opening price in XETRA trading on March 16, 2007 in order to satisfy bonus entitlements in accordance with the terms of the agreed bonus arrangements. The Company purchased 34,075 shares at a price of €2.56 per share. These shares were not needed to satisfy bonus entitlements because of the increase in the share price between the date on which the resolution to increase issued capital was passed and March 16, 2007 and will in future be offered to employees of the Company or its affiliated companies for purchase. A total of 77,797 new shares were issued to employees of Group companies under the 2005 Matching Shares Plan at the end of the vesting period from the capital increase in March 2007. To this end, employees participating in the 2005 Matching Share Plan allocated bonus entitlements totaling €1,832,119.35 to the Company, of which €199,160.32 was allocated to issued capital and the remainder of €1,632,959.03 to capital reserves. A total of 239,000 options were exercised under the Stock Option Plans in the course of the 2007 financial year as well as 191,830 options under the SAR Plan.

The total number of shares therefore increased from 62,891,778 at December 31, 2006 by 1,008,627 to 63,900,405 at December 31, 2007.

On January 29, 2008, the Board of Management approved a €974,814.72 increase in issued capital through the issue of 380,787 new shares by making partial use of authorized capital (Authorized Capital I and II). The new shares are designated for employees of the Company and to support the 2006 Matching Shares Plan; they carry dividend rights for 2007.

Convertible bond

The equity element of the convertible bond, which, in accordance with IFRS, represents the conversion right associated with the bond, was derived from the difference between the nominal value of €200.0 million and the present value of €150.0 million calculated on the basis of a market discount rate of 5.8%. After deduction of the associated transaction costs of €1 million, this equity element amounting to €49.0 million was posted to capital reserves. This IFRS-specific equity component will remain in capital reserves regardless of whether the bond is actually converted or not.

Capital management

The primary objective of capital management is to establish and maintain an optimum capital structure that allows the SGL Group to finance its operating activities.

Various key figures relating to the capital structure and capital adequacy of the SGL Group are used to support capital management. These key figures are regularly determined and monitored.

The main financial indicator is leverage, i.e. the ratio of net debt (borrowings at their nominal amount less cash and cash equivalents) to equity attributable to the shareholders of the parent company. As at December 31, 2007, the leverage was 0.45 (2006: 0.51), which was more or less in line with our long-term target.

21. Provisions for pensions and other employee benefits

in €m	**Dec. 31, 2007**	Dec. 31, 2006
Provisions for pension benefit obligations	148.5	145.2
thereof Germany	128.4	124.4
thereof USA	5.2	5.2
thereof all other countries	14.9	15.6
Provisions for severance benefits	13.3	13.1
Other	8.3	9.3
	170.1	**167.6**

The employees of the SGL Group worldwide are covered by various pension plans that provide retirement benefits for the employee and surviving dependants. Some of the arrangements are tied to the level of employee remuneration, whereas others are based on fixed amounts linked to employee ranking in terms of both salary classification and position within the Company hierarchy. Some arrangements also provide for future increases based on an inflation index.

The various pension arrangements for the employees of the SGL Group in Germany were standardized on April 1, 2000. Post-employment benefit entitlements dating from the period before April 1, 2000 are not affected and the financial obligations arising under these pension plans remain within the SGL Group, where they are covered by provisions. The basis of the modified pension scheme is the legally independent pension fund for employees of the Hoechst Group, which is funded by employee and employer contributions. The contributions made by the SGL Group to this pension fund are determined by a specific ratio to the contributions made to the fund by employees.

In the case of defined contribution plans, the Company pays contributions to pension insurance providers on the basis of statutory or contractual requirements. The Company generally has no further obligations other than to pay the contributions. The Hoechst pension fund is a defined benefit multi-employer plan. There is insufficient information available about this pension plan to allow the Company to account for it as a defined benefit plan because the plan assets cannot be allocated among the participating companies. A situation where this pension plan is underfunded cannot arise as the future employer contributions are to be assessed in such a way that prevents underfunding. If overfunding occurs, the contributions of the participating companies will be reduced accordingly. The contributions made by the SGL Group to the pension fund are currently equivalent to 300% of the employee contributions (2006: 300%). The contribution payments each year are recognized as operating expenses for defined contribution plans in the year concerned.

The provisions for defined benefit plans are calculated using the projected unit credit method. Measurement is based on the legal, economic and tax circumstances in each country. Most of the obligations in respect of current pension benefits and projected pension benefits in the European companies are covered by the provisions reported on the balance sheet. The North American subsidiaries have country-specific pension plans which are largely covered by pension funds.

In the USA, pension benefits are traditionally provided via a pension fund, in which the plan assets are invested solely for the purpose of providing future pension benefits to the beneficiaries and minimizing the costs of administering the assets. The objective of these pension funds is, in particular, to provide a secure fund from which post-employment benefits can be paid to beneficiaries while at the same time maximizing the return on plan assets and minimizing costs by prudent investment management. To meet these requirements, the contributions by the US companies participating in the pension fund are invested with a defined annual target yield. The adopted strategy is to invest in US and international equities as well as fixed-interest bonds in a mix that is conducive to participation in rising markets while allowing for protection in falling markets. The asset allocation is 50-75 % equities and 24-49% bonds. As at December 31, 2007, 72.5% of the plan assets in the USA were invested in equities (2006: 71.6%), 24.9% in fixed-interest bonds (2006: 25.7%), and 2.6% in cash (2006: 2.7%). The expected return on plan assets of 8.0% (2006: 8.5%) is based on analyses carried out by external financial experts and actuaries which take into account the historical actual returns on long-term investments and a target portfolio of expected future long-term returns.

In certain companies in the SGL Group, the provisions also cover amounts for post-employment healthcare and severance payments. The future benefit obligations are calculated using actuarial methods based on prudent estimates of the relevant parameters. The healthcare costs trend used in 2007 is 0.0% (2006: 0.0%). A one-percent increase in this trend would not have a major effect on the current service cost/interest expense and on the present value of the obligation.

Actuarial gains and losses are recognized in accordance with the ten-percent corridor approach. Personnel turnover is determined on a company-by-company basis. Actuarial measurements are based on country-specific mortality tables.

The following parameters are applied in Germany and the USA, the countries with the most significant post-employment benefit obligations:

Basis of calculation and parameters for pension provisions

	German plans		US plans	
	2007	2006	2007	2006
Actuarial interest rate	5.50%	4.80%	6.25%	6.00%
Salary trend	2.75%	2.75%	3.00%	3.00%
Pension trend	2.00%	1.75%	-	-
Interest on plan assets	-	-	8.00%	8.50%

Changes in the present value of defined benefit obligations and in plan assets relating to pension provisions for direct commitments are shown below:

Change in the present value of the defined benefit obligation:

in €m	Germany 2007	USA 2007	Other 2007	Total 2007	Total 2006
As at Jan. 1	**168.8**	**76.2**	**24.8**	**269.8**	**274.6**
Service cost	3.6	1.6	0.6	5.8	6.2
Interest cost	7.7	4.0	1.2	12.9	12.4
Actuarial gains/losses	-9.4	-1.4	-0.6	-11.4	-2.1
Pension payments	-7.7	-3.1	-1.6	-12.4	-14.2
Other changes	0.2	0.0	0.0	0.2	2.3
Exchange-rate changes	0.0	-8.0	0.1	-7.9	-9.4
Present value of the defined benefit obligation at Dec. 31.	**163.2**	**69.3**	**24.5**	**257.0**	**269.8**
Changes in plan assets					
As at Jan. 1	**7.5**	**56.8**	**6.4**	**70.7**	**69.6**
Anticipated return on plan assets	0.0	4.6	0.3	4.9	4.6
Actuarial gain/(loss)	0.0	-0.7	0.0	-0.7	-0.6
Employer contributions	1.4	4.6	0.6	6.6	7.3
Pension payments	-0.1	-3.1	-0.5	-3.7	-3.6
Exchange-rate changes	0.0	-6.0	0.4	-5.6	-6.6
Plan assets at Dec. 31*)	**8.8**	**56.2**	**7.2**	**72.2**	**70.7**
Funded status	154.4	13.1	17.3	184.8	199.1
Actuarial losses not yet recognized	-26.0	-17.1	-2.4	-45.5	-61.5
Recognized amount	**128.4**	**-4.0**	**14.9**	**139.3**	**137.6**
Reported as non-current assets	0.0	9.2	0.0	9.2	7.6
Provisions for pensions and other post-employment benefits at Dec. 31	**128.4**	**5.2**	**14.9**	**148.5**	**145.2**

*) there are additional asset values of €4.4 million (2006: €4.4 million) from direct insurance policies that do not qualify as plan assets and are reported under non-current financial assets.

The present value of the defined benefit obligations that are unfunded amounts to €182.9 million (2006: €176.6 million), the present value of funded obligations being €79.4 million (2006: €85.7 million). The actual return on plan assets in 2007 was €4.2 million (2006: €4.0 million). The reduction in unrecognized actuarial losses from €61.5 million in 2006 to €45.5 million in 2007 is attributable to the change in the discount rate, particularly in Germany, and to the positive performance of the plan assets in the USA. At the end of 2007, unrecognized actuarial losses amounted to €26.0 million (2006: €36.9 million) in Germany and €17.1 million (2006: €21.8 million) in the USA. Losses above the ten-percent corridor, i.e. which are cumulatively more than 10% of the present value of the defined benefit obligation or more than 10% of the plan assets if this amount is higher, are amortized over the average remaining service period of employees up to the beginning of retirement, which in our case is 13.6 years (2006: 14.6 years) in Germany. Following losses outside the ten-percent corridor in Germany, an additional amortization expense of €1.7 million (2006: €1.9 million) was included in pension expenses in 2007. Conversely, the amortization of actuarial losses in the USA decreased substantially from €2.8 million to €1.5 million as a result of the growth in plan assets. The amortization of actuarial losses in the Group decreased from €4.8 million in 2006 to €3.3 million in 2007. This was the main reason for the reduction in pension expenses in the Group in 2007 relative to 2006.

To cover the pension obligations to members of the Board of Management, the Company has entered into reinsurance policies with two large insurance companies. As at December 31, 2007, the asset value included in the pension provisions amounted to a total of €8.8 million (2006: €7.5 million). Further one-off payments totaling €1.4 million were made to reinsurers in 2007. The benefits under the insurance policies have been pledged to the relevant members of the Board of Management. In 2007, the pension expenses for members of the Board of Management amounted to €1.1 million (2006: €1.1 million).

The breakdown of pension expenses is as follows:

in €m	**2007**	2006
Service cost	5.8	6.2
Interest cost	12.9	12.4
Expected return on plan assets	-4.9	-4.6
Amortization of actuarial losses	3.3	4.8
Defined-benefit plan expenses	**17.1**	**18.8**
Defined-contribution plan expenses	6.3	5.2
Pension plan expenses	**23.4**	**24.0**

Employer contributions to plan assets in 2008 are estimated at €3.7 million (2006: €5.0 million). As at December 31, 2007, the anticipated future pension benefit payments by the SGL Group to its employees or their surviving dependants was as follows:

Pension payments to employees

Year	in €m
Payable in 2008	13.0
Payable in 2009	13.6
Payable in 2010	14.5
Payable in 2011	15.2
Payable in 2012	16.0

Development of experience adjustments

in €m	**2007**	2006	2005
Present value of defined benefit obligation	257.0	269.8	274.6
Plan assets	72.2	70.7	69.6
Funded status	184.8	199.1	205.0
Plan liabilities experience adjustments	-2.0	2.4	-1.9
Plan assets experience adjustments	-0.5	1.7	-2.9

22. Other provisions

in €m	Taxes	Personnel expenses	Restructuring and anti-trust risks	Other	**Total**
Balance as at January 1, 2007	**1.4**	**67.0**	**26.4**	**22.8**	**117.6**
Change in scope of consolidation	1.0	0.3	0.0	1.7	3.0
Utilizations	-1.4	-45.1	-26.4	-21.4	-94.3
Releases	0.0	-6.4	0.0	-6.8	-13.2
Additions	6.5	50.5	3.6	21.6	82.2
Other changes/exchange differences	0.0	-1.2	-0.2	-0.4	-1.8
Balance as at December 31, 2007	**7.5**	**65.1**	**3.4**	**17.5**	**93.5**
(thereof with a maturity of up to one year)	(6.8)	(58.9)	(3.4)	(12.5)	(81.6)
(thereof with a maturity of more than one year)	(0.7)	(6.2)	-	(5.0)	(11.9)

The provisions for taxes include amounts for tax risks relating to financial years that have not yet been fully assessed by the tax authorities. Provisions for personnel expenses mainly comprise provisions for annual bonuses, jubilee benefits, partial retirement and outstanding vacation days.

Provisions for restructuring and antitrust risks fell by €23.0 million to €3.4 million at December 31, 2007. This was primarily as a result of the payment made to the EU antitrust authorities in February 2007.

Other provisions comprise provisions for various risks, including bonuses, volume discounts, and anticipated losses amounting to €5.0 million (2006: €4.7 million), outstanding supplier invoices of €2.3 million (2006: €2.1 million), warranties and guarantees of €0.5 million (2006: €2.2 million), and for environmental protection costs of €0.7 million (2006: €0.2 million).

23. Liabilities

in €m		**Dec.31,2007**	Remaining maturity > 1 year	Dec.31,2006	Remaining maturity > 1 year
Borrowings/financial liabilities					
Corporate bond (2006: high-yield bond)		200.0	200.0	270.0	270.0
Nominal value of convertible bond	200.0			-	-
less IFRS equity component	-50.0			-	-
plus interest cost under effective interest method	4.5			-	-
Convertible bond		154.5	154.5	-	-
Bank loans, overdrafts and other financial liabilities		15.2	12.7	62.1	62.1
Refinancing expenses		-10.1	-8.4	-12.6	-12.6
		359.6	**358.8**	**319.5**	**319.5**
Trade payables		143.4	0.0	114.2	0.0
Other financial liabilities					
Derivative financial instruments		9.6	0.0	11.3	0.0
Finance lease liabilities		1.7	1.4	0.9	0.5
Other miscellaneous financial liabilities		13.5	11.0	10.6	0.0
		24.8	**12.4**	**22.8**	**0.5**
Income tax payables		11.4	0.0	7.8	0.0
Other miscellaneous liabilities		30.6	0.0	25.8	0.0
		569.8	**371.2**	**490.1**	**320.0**

Borrowings:

The SGL Group completed a comprehensive refinancing in May 2007 (see Note 27).

SGL Carbon AG issued an eight-year floating-rate corporate bond with a nominal value of €200.0 million effective May 16, 2007. The corporate bond has a coupon of three-month Euribor plus a margin of 1.25% per annum. This represented an initial coupon of 5.313% per annum and an interest rate of 5.825% per annum as at December 31, 2007.

On May 16, 2007, the Company also issued unsecured convertible bonds with a nominal value of €200.0 million. The bonds have a maturity of six years, a principal of €50,000 each, an initial conversion price of €36.52 and a coupon of 0.75% per annum.

In accordance with IAS 39, the liability associated with the convertible bond was initially recognized at the fair value of the consideration received. Accordingly, the proceeds of €200.0 million were split between the equity component, which under IAS 32 represents the conversion right, and the borrowing component. The fair value of the borrowing component was derived from a comparable bond without conversion rights, its fair value was calculated as the present value (using market interest rates) of agreed interest payments and repayments of principal. The market interest rate was set at 5.8%, taking into consideration the relevant parameters (maturity, coupon type, collateral) so that the fair value of the borrowing component of the convertible bond was calculated at €150.0 million. The equity component of €50 million was derived from the difference between the fair value and the nominal value of €200 million, and was allocated to capital reserves.

The carrying amount of the bond liability was subsequently extrapolated using the effective interest method based on its coupon of 5.8% (the effective interest rate including amortization of refinancing costs being 6.14%) and was increased by €4.5 million to €154.5 million at the balance sheet date, this amount being the difference between the coupon interest and the effective interest.

The costs of €12.1 million incurred in 2007 in connection with the refinancing of the syndicated loan (intended for working capital and acquisition purposes), the convertible bond and the corporate bond were accrued and will be amortized over the estimated maturity of the borrowings (imputed interest of the borrowing using the effective interest method). €1 million of this amount was charged directly tocapital reserves.

The SGL Group used the proceeds from the two bond issues in May 2007 to repay the 2004 syndicated loan facility and to replace the 8.5% high-yield bond worth €270 million issued in February 2004 by SGL Carbon Luxembourg S.A. and guaranteed by the SGL Group.

In the second quarter of 2007, the Company derecognized the 2004 high-yield bond from its balance sheet by depositing German government bonds for the payment of interest, principal and early repayment costs until the repayment date on February 1, 2008. The irrevocable depositing of German government bonds meant that SGL Group was legally released from the obligation to repay the high-yield bond and was therefore able to derecognize this liability and the deposited securities. In 2007, the early repayment of the high-yield bond led to an expense and associated cash outflow of €20.1 million. The derecognition of the liability also resulted in a book loss of €10.7 million, which represented the amount of the capitalized refinancing costs from 2004 that had not yet been amortized.

The weighted average cash interest rate on financial liabilities in 2007 was 5.1% (2006: 8.1%). This reduction was the result of the successful refinancing, coupled with the replacement of the 8.5% €270 million high-yield bond. Including the imputed interest cost on the convertible bond from May 2007, the weighted average interest rate for 2007 was 6.6%.

Bank loans, overdrafts and other financial liabilities amounted to €15.2 million as at December 31, 2007. Of this amount, €6.8 million was subject to fixed interest and €8.4 million subject to variable interest rates.

Trade payables

The trade payables of €143.4 million as at December 31, 2007 (December 31, 2006: €114.2 million) were due solely to third parties; as in 2006, they were due for payment within one year.

Other financial liabilities

Other miscellaneous financial liabilities include the minority interest of €5.8 million (2006: €0.0 million) in Kümpers GmbH und Co. KG (accounted for as liability), outstanding purchase price payments of €5.1 million (2006: €0.0 million) to the former owners of SGL epo GmbH, and accrued interest payments of €2.6 million (2006: high-yield bond, €9.7 million) for the corporate bond and convertible bond.

Current income tax payables amounted to €11.4 million (2006: €7.8 million) as at December 31, 2007.

As at the balance sheet date, other miscellaneous liabilities of €30.6 million (2006: €25.8 million) comprised payroll liabilities of €9.0 million (2006: €7.7 million), social security liabilities of €2.9 million (2006: €2.2 million), other tax liabilities of €6.0 million (2006: €3.8 million), and deferred income of €4.1 million (2006: €3.5 million).

The following table shows all contractually agreed payments as at December 31, 2007 for repayments of principal and payment of interest on recognized financial liabilities, including derivative financial instruments.

in €m	2008	2009	2010	2011	2012	More than five years
Nonderivative financial liabilities						
Corporate bond	12.1	11.3	11.3	11.8	11.8	230.0
Convertible bond	1.5	1.5	1.5	1.5	1.5	200.6
Bank loans, overdrafts and other financial liabilities	3.0	2.1	1.7	0.6	7.8	4.8
Finance lease liabilities	0.5	0.4	0.4	0.3	0.1	0.3
Trade payables	143.4	-	-	-	-	-
Other miscellaneous financial liabilities	-	1.8	3.3	-	-	5.8
Derivative financial liabilities	3.2	1.4	1.9	2.4	1.4	-
	163.7	**18.5**	**20.1**	**16.6**	**22.6**	**441.5**

The estimated interest payments for floating-rate financial liabilities were determined on the basis of the interest-rate curve on the balance sheet date. Other financial liabilities were measured on the basis of undiscounted contractual cash flows for the next financial years. Derivative financial instruments were included in this calculation on the basis of undiscounted net cash flows.

CONSOLIDATED CASH FLOW STATEMENT DISCLOSURES

24. Cash Flow Statement disclosures

The Cash Flow Statement reports the changes in cash and cash equivalents in the SGL Group resulting from cash inflows and outflows for the reporting year. Cash inflows and outflows are broken down separately by operating, investing and financing activities. Non-cash exchange-rate effects, and the effects from the initial consolidation and deconsolidation of entities have been eliminated. A reconciliation to cash and cash equivalents as shown on the face of the balance sheet is also provided. Amounts in the cash flow statement attributable to foreign subsidiaries are translated at average exchange rates for the year, although cash and cash equivalents are translated at the closing rate, as on the face of the balance sheet.

Net cash used in investing activities includes payments of €44.5 million for the acquisition of consolidated companies, €1.9 million for investment in joint ventures and €0.4 million for other financial assets (2006: €1.4 million). Cash of €4.4 million was received on the date of acquisition in connection with business combinations.

Net cash provided by operating activities includes payments of €60.0 million (€55.3 million) in connection with the increase in working capital, interest payments of €30.2 million (2006: €31.8 million), tax payments of €31.2 million (2006: €25.9 million), payments of €22.5 million (2006: €99.7 million) in connection with the EU antitrust proceedings, and payments under defined contribution pension plans and defined benefit pension plans of €18.7 million (2006: €19.4 million). For the reporting year, total net cash provided by operating activities was €149.4 million (2006: €12.0 million).

In 2007, net cash provided by financing activities amounted to €51.8 million (2006: €63.2 million). The cash inflows resulted primarily from the issue of the corporate bond and convertible bond, as well as from drawdowns under smaller loan facilities outside of Germany. These total cash inflows amounted to €414.5 million. Most of this cash (€333.6 million) was used to repay the 2004 high-yield bond and syndicated loans. Payments for the refinancing in 2007, including the costs of early repayment of the high-yield bond, amounted to €32.3 million. Proceeds from the capital increase as a result of stock options exercised by employees amounted to €3.2 million. The cash inflows in 2006 arose primarily from the capital increase implemented in March 2006 with the suspension of pre-emptive rights (€80.5 million) and from the proceeds from the capital increase as a result of stock options exercised by employees (€1.6 million). In 2006, some of these cash inflows had been used for the repayment of financial liabilities (€18.9 million).

The balance of cash and cash equivalents increased to €130.0 million as at December 31, 2007, an increase of €27.0 million in 2007. There was a negative exchange-rate effect on the cash balance of €1.4 million (2006: negative effect of €1.8 million).

OTHER DISCLOSURES

25. Contingent liabilities and other financial obligations

As at December 31, 2007 and December 31, 2006, no contingent liabilities on bills of exchange were outstanding. As at December 31, 2007, outstanding guarantee obligations of €7.3 million (December 31, 2006: €8.5 million) existed. In addition, other financial commitments in connection with purchase orders for approved capital expenditure on property, plant and equipment amounted to €46.1 million as at December 31, 2007 (December 31, 2006: €20.2 million). The year-on-year increase was caused specifically by the issue of purchase orders for the new plant in Malaysia. Some of these capital expenditure projects extend beyond one year.

The SGL Group is maintaining individual guarantee credit lines until the planned phase-out date for the Surface Technology and Plastics Process Technology businesses sold in 2005. As at December 31, 2007, the guarantee facility made available was €5.0 million. In the past the average utilization of such guarantees has been less than 1%. As in 2006, we recognized an appropriate provision at December 31, 2007 after careful assessment of possible future utilization.

Using procurement agreements with key suppliers, the SGL Group secures the necessary raw materials for its production, especially for needle coke. These agreements are normally for one year, include minimum quantities to be purchased by SGL Group and are fulfilled by physical delivery. The prices for the supplies are based on a price that is adjusted for variable components (e. g. defined parameters of the needle coke producer's raw material price).

A number of agreements to provide collateral were also signed with lenders in conjunction with the refinancing carried out in 2007. In contrast to the refinancing carried out in 2004, these agreements have been restricted to share pledge agreements and/or corporate guarantees for a selected number of companies in the Group. No charges over real estate or other assets have been pledged as collateral. In addition, obligations under leases for land and buildings, IT equipment, vehicles and other assets amounted to €28.0 million as at December 31, 2007 (December 31, 2006: €29.1 million). As at December 31, 2007, the future minimum annual lease payments were as follows:

in €m	2008	2009	2010	2011	2012	2013 and thereafter	Total
Operating leases	7.7	4.5	3.9	3.1	2.5	6.3	28.0
Finance leases	0.5	0.4	0.4	0.3	0.1	0.3	2.0
- discount included	-0.1	-0.1	-0.1	0.0	0.0	0.0	-0.3
= Present value of finance leases	**0.4**	**0.3**	**0.3**	**0.3**	**0.1**	**0.3**	**1.7**

There were no receipts from subleases in either 2007 or 2006. Under a contract regarding the right to construct buildings on land owned by a third party in Germany, which was subject to a regular adjustment in 2007, there are payment obligations of €58.2 million over the next 59 years. Finance leases relate solely to leases for property, plant and equipment entered into under normal leasing arrangements and without any bargain purchase options. The SGL Group entered into significant operating leases in 2006, specifically two leases for an office building and for machinery required for the processing of a major contract. The lease for the office building had a value of approximately €4.2 million, a term of 15 years and included a purchase option at fair value. The lease for the machinery had a value of approximately €6.1 million, a term of six years and also included a purchase or renewal option subject to normal market terms.

Various legal disputes, legal proceedings and lawsuits are pending or may be initiated in the future. This includes legal action arising in connection with alleged defects in SGL Group products, product warranties and environmental protection issues. Tax risks may also arise as a result of the Group structure.

Litigation is subject to considerable uncertainty; the outcome of individual cases cannot be predicted with any certainty. There is a reasonable probability that individual cases could be decided against the SGL Group. Identifiable risks have been adequately covered by the recognition of appropriate provisions.

Antitrust suits

The antitrust legal proceedings in the USA and in Canada have been concluded. In 2005, the outstanding liabilities were fully paid to the antitrust authorities in the USA and Canada.

In April 2004, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. Since the judgment of the European Court of First Instance failed to take into account either the gross procedural errors to which the Company objected or the internationally recognized principle of not being punished for the same offence twice, we filed an appeal to the European Court of Justice (ECJ). With a final judgment on June 20, 2006, the ECJ rejected the appeal brought by SGL Carbon AG and set the fine relating to the action brought independently by the EU Commission at €75.7 million.

In December 2002, the European Commission imposed a €27.8 million fine on SGL Carbon for anti-competitive practices in the graphite specialties markets. The SGL Group appealed against the fine in the European Court. The court ruled in 2005 and reduced the fine to €18.5 million. With a final judgment on May 10, 2007, the ECJ confirmed the judgment of the European Court of First Instance.

In December 2003, the European Commission imposed a fine of €23.6 million on SGL Carbon AG for anti-competitive practices in the market for electrical and mechanical carbon and graphite products ("EC/MC proceedings"). We have appealed against this decision before the ECJ. The appeal is still pending, although a decision is expected in 2008.

All three fines in the amounts stipulated (up to the end of 2006) by the courts or appropriate authorities were expensed in prior years and have been paid in full (fines in connection with graphite electrode and special graphite proceedings). The fine imposed by a decision of the European Commission in connection with the EC/MC proceedings has been provisionally deposited as security with the European Commission. The outcome of the pending proceedings is still uncertain.

26. Related-party transactions

In the course of its business activities, the SGL Group provides services to related companies and individuals. These individuals and companies also act as suppliers and service providers for the SGL Group within the framework of their own business activities. All these transactions are organized on an arm's length basis. Receivables due from companies accounted for using the equity method are current, unsecured and amount to €6.3 million (2006: €4.1 million). Details can be found in the relevant balance sheet and income statement item disclosures. Sales revenue in 2007 from companies accounted for using the equity method amounted to €13.1 million (2006: €7.2 million).

Franz-Jürgen Kümpers is the Managing Director of SGL Kümpers GmbH & Co. KG, based in Rheine, Germany, a company consolidated for the first time in 2007. 49% of the company is owned by Kümpers GmbH & Co. KG, in which Franz-Jürgen Kümpers holds a minority interest. Under service agreements, this company provides a small number of services for the SGL Group on an arm's length basis.

The SGL Group holds the majority of the shares in NINGBO SSG Co., Ltd. in China. Our partner in this entity is a shareholder in other companies that supply a small number of services to NINGBO SSG Co. Ltd. on an arm's length basis.

In Spain, the SGL Group has entered into a rent contract with Gelter S.A. for a building in Madrid which is the registered office of the subsidiary Gelter Ringsdorff S.A. The owner of the building holds the remaining 36% of the shares in the company consolidated in the SGL Group.

27. Financial instrument disclosures

IAS 32 and IAS 39 define financial instruments as contracts that result in a financial asset at one company and a financial liability or an equity instrument with another. Loans, receivables, and financial liabilities originated by the Company are measured at amortized acquisition cost unless they are linked with a hedging relationship shown on the balance sheet (hedge accounting). These are loans, interest-bearing receivables, trade receivables and payables, other short-term operating receivables and liabilities, as well as short- and long-term financial liabilities, for which a market price is not available. With short-term receivables and short-term financial liabilities, the amortized cost principally corresponds to the nominal value or the repayment amount. Financial assets held available for sale are measured at fair value. These assets are non-current financial assets. Until they are realized, unrealized gains and losses are shown separately in equity after deduction of deferred taxes. If there is no fair value available, the securities are carried at cost. If the fair value is expected to fall permanently below cost, an impairment loss on the securities is recognized in the income statement. Securities are accounted for on the settlement date. The Company does not have any held-to-maturity financial assets.

Financial instrument disclosures

The following overview shows carrying amounts and fair values by measurement category:

in €m	Measurement category under IAS 39	Carrying amount as at Dec. 31, 2007	Amortized cost	Fair value recognized in equity
Financial assets				
Cash and cash equivalents	1)	130.0	130.0	
Trade receivables	1)	242.9	242.9	
Financial assets available-for-sale	2)	1.3		1.3
Derivative financial assets				
Derivatives without a hedging relationship*	3)	5.9		
Derivatives with a hedge relationship	na	7.3		7.3
Financial liabilities				
Corporate bond (2006: high-yield bond)	4)	200.0	200.0	
Convertible bond	4)	154.5	154.5	
Bank loans, overdrafts and other financial liabilities	4)	15.2	15.2	
Refinancing expenses	4)	-10.1	-10.1	
Finance lease liabilities	na	1.7		
Trade payables	4)	143.4	143.4	
Other miscellaneous financial liabilities	4)	13.5	13.5	
Derivative financial liabilities				
Derivatives without a hedging relationship**	5)	7.8		
Derivatives with a hedging relationship	na	1.8		1.8
thereof aggregated by measurement category in accordance with IAS 39				
1) Loans and receivables		372.9	372.9	
2) Financial assets available-for-sale		1.3		1.3
3) Financial assets held for trading		5.9		
4) Financial liabilities measured at amortized cost		516.5	516.5	
5) Financial liabilities held for trading		7.8		

* thereof €5.0 million (prior year: €1,8 million) that were classified as cash flow hedges until the hedged items were realized
** thereof €0.5 million (prior year: €0,2 million) that were classified as cash flow hedges until the hedged items were realized

Fair value recognized in profit or loss	Carrying amount under IAS 17	Carrying amount as at Dec. 31, 2006	Amortized cost	Fair value recognized in equity	Fair value recognized in profit or loss	Carrying amount under IAS 17
		103.0	103.0			
		225.0	225.0			
		1.4		1.4		
5.9		1.8			1.8	
		4.6		4.6		
		270.0	270.0			
		62.1	62.1			
		-12.6	-12.6			
	1.7	0.9				0.9
		114.2	114.2			
		10.6	10.6			
7.8		10.5			10.5	
		0.8		0.8		
		328.0	328.0			
		1.4		1.4		
5.9		1.8			1.8	
		444.3	444.3			
7.8		10.5			10.5	

For the most part, the cash and cash equivalents and trade receivables items have short residual maturities. As at the balance sheet date, the carrying amounts were more or less equivalent to fair value.

As at December 31, 2007, the fair values of the corporate bond and convertible bond based on closing prices were €196.9 million and €241.5 million respectively.

The amounts recognized for trade payables and other liabilities normally have short residual maturities and are approximately equivalent to fair value.

Net gains/losses recognized for financial instruments by measurement category in accordance with IAS 39 were as follows:

in €m	2007	2006
Loans and receivables	-4.3	-7.5
Financial assets available-for-sale	-0.1	-0.2
Financial assets and financial liabilities held for trading	16.1	-0.5
Financial liabilities measured at amortized cost	1.5	0.5

Net gains/losses for loans and receivables include write-downs on trade receivables, reversals of write-downs, and receipts in respect of trade receivables already derecognized. They also include currency exchange gains and losses.

Financial assets available-for-sale are unrealized losses recognized directly in equity.

Financial assets and liabilities held for trading arise from the mark-to-market valuation of derivative interest-rate and currency instruments not subject to hedge accounting or for which the hedging relationship in cash flow hedge accounting has been terminated because the hedged item is realized in profit or loss. Economically, financial assets and liabilities always face a corresponding hedged item. Realized and unrealized changes in the fair value of derivative hedges are recognized as a net gains/losses.

Net gains/losses of financial liabilities measured at amortized cost mainly comprise exchange gains and losses.

Interest income and expense is not included in net gains/losses, as they have already been recognized as described in note 6. Details of allowances on trade receivables are found under note 15.

Refinancing

The SGL Group completed a comprehensive refinancing in May 2007. The total refinancing comprised convertible bonds, a corporate bond, and a credit line for working capital and acquisitions, amounting to €200 million each. These new financing arrangements completely replaced the refinancing carried out in 2004 which was performed under difficult circumstances. The new financing provides the Group with a sound financial foundation enabling it to achieve its strategic growth objectives.

SGL Carbon AG issued unsecured convertible bonds with a total nominal value of €200 million, effective May 16, 2007. As at the balance sheet date, the market price of the convertible bonds was around 120% of the nominal amount. The bonds have a maturity of six years, a principal of €50,000 each, an initial conversion price of €36.52 and a coupon of 0.75% per annum. The bonds were issued at 100% of the nominal value. If at any point during the term to maturity less than 15% of the issued volume remains outstanding, SGL Carbon AG, as the issuer, has the right to repay all outstanding convertible bonds at 100% of the nominal value plus accumulated interest. In addition, if specified share price movements should materialize after a period of three years, the issuer has the right to repay the convertible bonds before maturity at 100% of the nominal amount plus accumulated interest. On the maturity date in 2013, the bonds must be repaid at 100% of the nominal value. The terms of the convertible bonds also include normal German market provisions on dilution protection, adjustment of the conversion price in the event of dividend payments and events of default. As at December 31, 2007, Moody's and Standard & Poor's were rating the bond at Ba3 and B+ respectively. The securities are officially admitted to trading on the Luxembourg Stock Exchange in the EuroMTF market.

SGL Carbon AG also issued an eight-year floating-rate corporate bond with a nominal value of €200.0 million effective May 16, 2007. As at the balance sheet date, the market price of the corporate bond was around 98% of the nominal amount. The corporate bond has a coupon of three-month Euribor plus a margin of 1.25% per annum. This represented an initial coupon of 5.313% per annum and an interest rate of 5.825% per annum as at December 31, 2007. The issue price was 100% of the nominal amount. After a period of twelve months, SGL Carbon AG, as the issuer of the corporate bond, has the right to repay the bond at a price of 102% plus accumulated interest. The issuer can also cancel and repay the bond after two years at a price of 101% plus accumulated interest, and after three years at a price of 100% plus accumulated interest. In the event of a change in ownership in SGL Carbon AG, the corporate bond immediately becomes due for repayment at a price of 101% of the nominal amount plus accumulated interest. The terms of the corporate bond also include normal market provisions with regard to financial covenants, baskets and events of default. In contrast to the 2004 high-yield bond, the secured corporate bond was given significantly better ratings of Ba1 and BBB-. This was the first time that the SGL Group had been given an investment grade rating for one of its financing instruments. The corporate bond is officially admitted to trading on the Luxembourg Stock Exchange in the EuroMTF market.

The SGL Group used the proceeds from the two bond issues in May 2007 to repay the 2004 syndicated loan facility and to replace the 8.5% high-yield bond worth €270.0 million issued in February 2004 by SGL Carbon Luxembourg S.A. and guaranteed by the SGL Group.

In addition to these two bonds, the SGL Group also has a new secured syndicated credit line for a total of €200.0 million to be used for working capital and acquisitions at its disposal. The credit line is available until May 2012 and has equal ranking with the corporate bond. The credit line is available to various SGL subsidiaries and can be drawn down in different currencies. These credit facilities have not been used to date. In the event of a change in ownership in SGL Carbon AG, any loan drawn down under these facilities will become due for repayment immediately. The agreed credit margin varies depending on the leverage in the SGL Group during the term to maturity. The terms of the syndicated credit line also include normal market provisions with regard to financial covenants and events of default. This credit line is being provided by the SGL Group's core banks.

The corporate bond and syndicated credit line have equal ranking (Pari-passu) and are secured by shares and/or corporate guarantees from selected SGL subsidiaries. No in rem security of any kind has been given to lenders or holders of bonds in the context of the refinancing.

Primary financial instruments

The following table shows the main primary financial instruments in the SGL Group as at December 31, 2007:

Balance sheet item	Currency	Nominal value in local currency (million)	Nominal value (in €m)	Maturity	Nominal interest rate	Effective interest rate
Financial liabilities						
Syndicated loan (€200.0 million)	EUR	0.0	0.0	2012	-	-
Corporate bond	EUR	200.0	200.0	2015	E+1.25%*	5.96%
Convertible bond	EUR	200.0	200.0	2013	0.75%	6.14%
Other primary financial instruments						
Cash and cash equivalents	EUR		130.0	2008		
Trade receivables	EUR		242.9	2008		
Trade payables	EUR		143.4	2008		

* 3-month Euribor plus 125 basis points

In the case of fixed-interest financial liabilities, the SGL Group is subject to fair value risk, whereas the risk in floating-rate financial instruments is a cash flow risk.

Financial risk management and derivative financial instruments

The SGL Group is exposed to financial risks in respect of its assets, liabilities and forecasted transactions. These risks arise in particular from changes in exchange rates, interest rates and other market prices. Risks from changes in the prices of raw materials and other risks are not included in our discussion of risks at this point. The objective of financial risk management is to limit market risks and their effect on the cash flow in the SGL Group by the use of appropriate derivative and nonderivative financial instruments. Derivative financial instruments are used exclusively to minimize the risks described above.

The management of market risks and the associated use of derivative instruments is governed by strict internal guidelines. A Financial Risk Committee chaired by the CFO is responsible for the regular assessment of risk exposure and the specification of appropriate hedging strategies. The effects of market risks on risk exposure are determined using simulations and worst-case scenarios. Hedging strategies are approved and monitored by the Board of Management. The derivative hedging instruments used in the SGL Group are interest-rate options, interest-rate swaps, currency forwards and currency options/option pairs.

Currency risk

Given its activities at a global level, the SGL Group is exposed to certain currency risks. These risks arise primarily from operating activities that are not denominated in the relevant functional currency, and from equity and borrowing transactions in subsidiaries. Currency risks are hedged if there is a possibility of an impact on the Group's cash flow, whereas currency risks that have no effect on the Group's cash flows are not hedged. The latter includes, for example, the translation of asset and liability carrying amounts for foreign subsidiaries into the reporting currency of the Group.

As far as operating activities are concerned, the individual subsidiaries process their activities as far as possible in the relevant functional currency. Where the SGL Group has cash flows in a nonfunctional currency, it endeavors to achieve a balance between receipts and payments (natural hedging). Nevertheless, some currency risks may still remain as a result of purchasing or sales transactions denominated in foreign currency. The main currency risks in the SGL Group in operating activities arise from changes in exchange rates for the US dollar, Japanese yen and Polish zloty against the euro, and from changes in exchange rates for the Canadian dollar and pound sterling against the US dollar. As at the balance sheet date, operating currency risks in the SGL Group were hedged as far as possible by currency forwards and options with a maximum time horizon of one year. As a result, the SGL Group was not exposed as at the balance sheet date to any material cash flow risks associated with exchange-rate movements.

The following table shows the nominal amounts and recognized fair values of foreign currency derivatives as at December 31, 2007. Nominal value in this case is defined as the functional-currency-denominated contracted equivalent value of foreign currency amounts purchased or sold from/to external partners.

	Nominal amounts				Fair values	
	Purchase in €m Dec.31,07	Sale in €m Dec.31,07	Total in €m Dec.31,07	Total in €m Dec.31,06	Total in €m Dec.31,07	Total in €m Dec.31,06
Forward contracts	97.7	94.9	192.6	66.4	4.8	1.9
USD	-	57.2	57.2	37.6	1.0	0.8
GBP	25.7	17.5	43.2	3.8	-0.8	-
PLN	72.0	-	72.0	24.0	3.9	1.1
Other	-	20.2	20.2	1.0	0.7	-
Option contracts (Long positions)	-	73.6	73.6	84.9	3.8	3.3
USD	-	52.4	52.4	72.1	3.5	2.7
Other	-	21.2	21.2	12.8	0.3	0.6
Option contracts (Short positions*)	21.2	13.7	34.9	78.1	-0.3	-0.2
USD	-	13.7	13.7	65.3	-	-0.2
Other	21.2	-	21.2	12.8	-0.3	-

	Purchase in US$m Dec.31,07	Sale in US$m Dec.31,07	Total in US$m Dec.31,07	Total in US$m Dec.31,06	Total in €m Dec.31,07	Total in €m Dec.31,06
Forward contracts	48.2	-	48.2	56.0	1.6	0.6
CAD	25.4	-	25.4	32.2	2.0	-0.4
GBP	22.8	-	22.8	23.8	-0.4	1.0

* Short positions result from entering into risk reversals, i.e. from a simultaneous put option and call option, so that the SGL Group does not enter into an unsecured short position.

Fair values shown in the table represent financial assets or liabilities of the SGL Group. However, the nominal amounts only describe the hedged volume expressed in functional currency. As at the balance sheet date, the residual maturity of all derivative financial instruments for hedging currency risks was no more than one year.

The instruments are used primarily for hedging currency risks. These risks arise from exchange-rate-related fluctuations in the value of trade receivables denominated in foreign currency and from highly probable future sales revenue denominated in foreign currency. Financing activities denominated in foreign currency within the Group are also exposed to currency risks.

Individual currency exposures are aggregated into a net position for each currency; this net position is then hedged. The SGL Group hedges such net currency positions within a maximum time horizon of 24 months. In the year under review, the Group achieved a year-on-year reduction in the net US dollar position. The drop in the operating US dollar currency exposure is mainly attributable to the switch in customer payments from US dollars to euros, increased prices in raw materials traded in US dollars, and increased capital expenditure denominated in US dollars. Hedging rates for the operating US dollar exposure in 2008 are between 1.315 US dollars to the euro and 1.395 US dollars to the euro. Apart from the risk in the future fluctuation of the US dollar exchange rate, the SGL Group is also particularly exposed to changes in the exchange rate between the Polish zloty and the euro. For 2008, this risk is hedged with currency forwards. Hedge rates in this case are between 3.76 zlotys to the euro and 3.86 zlotys to the euro.

Accounting treatment of derivative financial instruments

The SGL Group applies the IFRS regulations on cash flow hedge accounting in its accounting treatment of derivative financial instruments entered into for the purposes of hedging currency risk. In the year under review, the change in the fair value of hedges in respect of operating currency exposure was therefore recognized at the balance sheet date directly in equity as hedging reserve, taking into account deferred taxes. Future sales revenue denominated in foreign currency and hedged via a cash flow hedge is expected to materialize in the period February to December 2008. When the sales revenue is realized it will be recognized in the income statement. The maturity of hedges designated as cash flow hedges is matched with the maturity of the relevant hedged item. As at December 31, 2007, these hedges had positive fair values of €7.2 million (2006: €4.6 million) and negative fair values of €1.8 million (2006: €0.8 million).

Changes in the fair value of hedges assigned to realized hedged items and therefore no longer designated as cash flow hedges were recognized through profit or loss at the balance sheet date. In this case, the positive fair values amounted to €5.0 million (2006: €1.8 million), and the negative fair values to €0.5 million (2006: €0.2 million). The related amounts accumulated directly in equity as hedging reserve were reclassified to the income statement. The residual maturity for these derivative financial instruments was between one and five months.

The effectiveness of designated hedges is determined prospectively using the critical terms match method in accordance with IAS 39. Quantitative effectiveness tests are carried out retrospectively using the dollar offset method. In this case, the cumulative change in value of anticipated cash flows from hedged items is compared against the change in the fair value of the currency forwards using the relevant forward rates. Only the change in intrinsic value from changes in the fair value of currency options is included in the hedge. Changes in the time value are considered ineffective and accordingly are no longer included in the designation of the hedge. Changes in time value are therefore always recognized through profit or loss.

Quantitative effectiveness measurements are carried out at each balance sheet date. It is generally assumed that a hedging relationship is effective if the changes in fair value of the hedge virtually offset (80% - 125%) the changes in the cash flows for the hedged items. At the balance sheet date, this ratio between all hedges and hedged items was close to 100%.

The fair value of a derivative financial instrument is the price at which one party is willing to assume another party's rights and/or obligations. Fair values are measured on the basis of market information available at the balance sheet date using standard market measurement methods. Currency forwards are therefore measured at the balance sheet date on the basis of reference exchange rates and discount factors. The fair values of currency options are based on the usual option pricing models and are determined on a standardized basis within the SAP system in which the options concerned are recognized.

The SGL Group is exposed to a counterparty risk in that an external party to the contract may not be able to meet its payment obligations under the hedging transactions described above. To minimize this risk, the Group has only entered into, and will only enter into, contracts of this kind with counterparties holding a first-class credit rating.

The following sensitivity analyses illustrate the market risks in financial instruments. The analyses show the effects of hypothetical changes in relevant risk parameters on profit or loss and equity.

The analyses include all primary financial instruments in the SGL Group (principally, cash and cash equivalents, trade receivables, trade payables, interest-bearing financial liabilities and non-interest-bearing liabilities) in addition to the derivative hedging instruments in the Group's operating activities. Furthermore foreign currency effects from internal financing activities recognized in profit/loss or directly in equity, together with the corresponding derivative hedging instruments, are also included. It is assumed that the balance as at the balance sheet date is representative of the reporting period as a whole. All financial instruments not denominated in the relevant functional currency of the SGL subsidiaries are therefore considered to be exposed to currency risk. Changes in exchange rate result in changes to fair value and impact profit/loss or the hedging reserve of the SGL Group. The following table presents a comparison of reported values as at December 31, 2007 and December 31, 2006. The analysis is based on a hypothetical 10-% increase in the value of the euro against the other currencies at the balance sheet date.

	Hypothetical exchange rate		Change in fair value/equity		thereof: Change in net profit		thereof: Change in hedging reserve	
in €m	Dec.31,07	Dec.31,06	Dec.31,07	Dec.31,06	Dec.31,07	Dec.31,06	Dec.31,07	Dec.31,06
USD	1.6193	1.4487	3.0	5.4	-1.6	-4.5	4.6	9.9
PLN	3.9402	4.2143	-4.7	-1.0	0.4	1.3	-5.1	-2.3
GBP	0.8067	0.7386	-3.2	-1.2	0.0	-0.2	-3.2	-1.0
CAD	1.5894	1.6809	-0.7	0.1	0.4	1.7	-1.1	-1.6

If there were a hypothetical 10-% decrease in the value of the euro against the other currencies, the table would show the same figures for the effect on equity, profit or loss and hedging reserve in the SGL Group, but as negative values.

Interest-rate risk

Interest-rate risk in the SGL Group arises primarily from financial liabilities denominated in euros. Interest-rate risks are managed with interest-rate derivatives, which usage was approved by the Board of Management. As at the balance sheet date, the SGL Group had financial liabilities with a nominal amount of €415.2 million (2006: €332.1 million) that were sensitive to interest changes. Thereof liabilities amounting to €208.4 million (2006: €61.4 million) had a floating interest rate. The remaining liabilities of €206.8 million (2006: €270.7 million) had a fixed interest rate. These liabilities faced by cash and cash equivalents amounted to €130.0 million (2006: €103.0 million).

The following table shows the derivative interest-rate instruments held by the SGL Group as at the balance sheet date.

	Remaining maturity	Nominal amounts		Fair values	
in €m		Dec.31,2007	Dec.31,2006	Dec.31,2007	Dec.31,2006
Derivative interest-rate instruments					
Interest-rate swaps	> 3 years	20.0	60.0	-7.3	-9.2
Interest-rate caps	> 1 year	40.0	-	0.1	-
Interest-rate caps	> 3 years	160.0	-	0.9	-

Changes in the fair value of these interest-rate derivatives are recognized in net financing costs. Fair values of derivative interest-rate instruments are based on standard measurement models. The fair value is the expected value of all discounted future cash flows for the interest-rate instrument concerned on the basis of the market parameters prevailing on the balance sheet date.

In 2007, interest-rate swaps with a nominal amount of €40 million were reversed and recognized through profit or loss. As at the balance sheet date, cash flows for floating-rate liabilities with a nominal value of €200 million were hedged by the use of interest-rate caps; the cash flow risk from an increase in the interest rate has therefore been excluded. In contrast, a drop in the rate of interest would result in a fall in interest payments and in the fair value of the interest-rate caps.

Sensitivity analyses in accordance with IFRS 7 have been carried out to quantify the interest-rate risks associated with the above financial liabilities and interest-rate derivatives. These analyses show the effect of the financial instruments through profit or loss and equity in the event of a parallel shift upward or downward in the entire interest-rate curve as at the balance sheet date.

Changes in market interest rates can only affect fair values of fixed-interest primary financial instruments and only impact on the corresponding carrying amounts if these instruments are recognized at fair value.

As a result, neither the carrying amount of the floating-rate corporate bond nor the carrying amount of the fixed-interest convertible bond, both of which are recognized at amortized cost, are subject to interest-rate risk as described in IFRS 7. The following analysis therefore shows only the impact of the derivative interest-rate instruments.

It is assumed that the hypothetical change in the interest-rate curve upward or downward will not have any effect on the fair value of currency derivatives.

If market interest rates on the balance sheet date had been 100 basis points higher or lower, the result would have been a hypothetical effect through profit or loss and equity in 2007 of €0.3 million (2006: €0.6 million), as shown in the following table:

in €m	Dec. 31, 2007	Dec. 31, 2006
Interest-rate options	0.2	0.0
Interest-rate swaps	0.1	0.6
Total	**0.3**	**0.6**

Liquidity risk

One of the principal objectives of central financial management in the SGL Group is to ensure that the Group has a sufficient supply of cash. This objective is met by maintaining an appropriate reserve of liquidity, ensuring that the SGL Group can always meet its payment obligations on time. The adequacy of the liquidity reserve is determined primarily by three factors: the extent of expected cash inflows and outflows, liquid assets and unused lines of credit, and possible refinancing options available from banks and in the capital markets.

The central Group Treasury function is responsible for the monitoring and control of liquidity within the Group. In order to secure financial stability, the SGL Group has endeavored to put in place a balanced financing structure based on a combination of various financing components (including bank loans and capital market instruments). In addition to financial planning, which normally covers four to five years, the Group also carries out regular liquidity planning for the immediate future to cover day-to-day operations. With a combination of financial and liquidity planning, and by using available liquidity and lines of credit, the SGL Group ensures that it has an adequate liquidity reserve at all times.

As at the balance sheet date, unrestricted cash and cash equivalents amounted to €130.0 million (2006: €103.0 million), with unused lines of credit standing at €216.6 million (2006: €64.0 million). The unused lines of credit include two loan tranches with a total value of €200.0 million granted to the SGL Group by its core banks as part of the new financing arrangements in 2007. The term of these credit facilities was originally five years and will expire in May 2012. The SGL Group therefore has an adequate liquidity reserve enabling it to avoid liquidity risks at its disposal. Please refer to note 23 for information on the maturity of financial liabilities.

Credit risks

By granting open payment terms to customers, the SGL Group is exposed to normal market credit risks. The receivables in the Performance Products Business Unit are primarily due from customers involved in the production of steel and aluminum. The GMS and CFC Business Units supply customers in a number of industries, such as the semiconductor, power generation, and aeronautical industries. Overall, the receivables in the SGL Group are spread over a large number of customers, the largest individual customer in 2007 accounting for less than 9% (2006: 9%) of sales revenue. In the last three years, there have been no significant defaults. Specific valuation allowances on receivables are recognized on an ongoing basis in accordance with groupwide accounting principles. As far as trade receivables and other financial assets are concerned, the maximum default risk is equivalent to the carrying amount as at the balance sheet date. Please refer to note 15 for information on the breakdown of trade receivables by age.

The SGL Group has a credit management organization to manage customer credit risks. On the basis of global credit management guidelines, the credit management organization initiates and supports all material credit management processes, and instigates credit management action where required. The credit management guidelines provide for variations in the credit processes depending on the size and importance of the customer for the SGL Group. Customers are classified into different risk categories, such as "high", "medium", or "low", and are given a corresponding credit limit.

The classification of customers into risk categories and the setting of credit limits is carried out by credit management in the central Group Treasury function. An internal credit review process is used to set credit limits, taking into account the extent of the potential impact on the Group. The customer risk classification and credit limit is determined on the basis of findings from a structured analysis of financial standing and the evaluation of external information, such as credit ratings and other information on creditworthiness.

Various factors, such as payment history, insurance protection, and credit worthiness analysis influence the internal, individual credit limits. Depending on the amount involved and the risk category, credit limits are subject to authorization by different levels of authority within the credit management organization right up to the Board of Management of the SGL Group. Credit limit and risk categories are integrated into IT systems so that suitable action can be taken without delay if limits are exceeded.

To complement the provisions in the credit management guidelines, the SGL Group also has credit insurance in place covering most of the trade receivables due from customers. After an analysis of individual risks and country risks, the Group sometimes insists on cash in advance or letters of credit in connection with some activities.

The Board of Management of the SGL Group receives quarterly reports on the current customer portfolio and the risk structure of the trade receivables. Where required, the CFO is also informed on an ad hoc basis about any material changes in customer credit status and/or delays in payment.

28. Segment reporting

Following further development and streamlining of the organizational structure in the SGL Group, internal and external reporting was reorganized from February 1, 2007 into the following Business Units: Performance Products (PP), Graphite Materials & Systems (GMS) and Carbon Fibers & Composites (CFC). Performance Products replaced the previous business area known as Carbon and Graphite (CG). The expanded graphite business that previously formed part of the former SGL Technologies (T) Business Area was bundled with the Business Area formerly known as Specialties (S) in the GMS Business Unit. The remaining elements of SGL Technologies will focus exclusively on the promising carbon fibers and composites business in the new CFC Business Unit. In 2007, the central T&I activities were also reallocated to "Other" business. Prior-year figures were adjusted accordingly.

The primary activities in the SGL Group segments are as follows:

PERFORMANCE PRODUCTS (PP)	Graphite electrode and carbon products (electrodes, cathodes and furnace linings);
GRAPHITE MATERIALS & SYSTEMS (GMS)	Expanded graphite and products for industrial applications, graphite foils, machine components, products for the semiconductor industry, composites, and process technology;
	and
CARBON FIBERS & COMPOSITES (CFC)	Carbon fibers, carbon-fiber-based fabrics, composites, structural components and carbon-ceramic brake discs.

The following tables provide information on income, expense and profit, and on asset and liabilities in the business segments of the SGL Group. External sales revenue was attributable almost exclusively to product sales. Trading or other sales revenue was insignificant. Intersegment sales revenue was generally derived from transactions at market-based transfer prices less selling and administrative expenses. Cost-based transfer prices may be used in exceptional cases. The "Other" segment comprises SGL Carbon AG and companies that largely perform services for the other segments. In 2007, the main non-cash expenses were specifically the write-off of refinancing costs of €10.7 million in "Other", a receivable write-down in PP of €0.8 million and impairment losses in 2006 in PP of €2.5 million. Capital expenditure and depreciation/amortization relates to property, plant and equipment and intangible assets (excluding goodwill). The consolidation adjustments item relates to the elimination of transactions between the Business Units. Disclosures relating to the business segments of the SGL Group are shown below (primary reporting format in accordance with IAS 14.50 et seq.).

in €m	PP	GMS	CFC	Other	Consol-idation adjustments	**SGL Group**
2007						
Sales revenue	836.2	364.3	163.4	9.1	0.0	1,373.0
Intersegment sales revenue	24.9	7.3	0.8	68.0	-101.0	0.0
Total sales revenue	**861.1**	**371.6**	**164.2**	**77.1**	**-101.0**	**1,373.0**
Profit/loss from operations (EBIT)	244.5	47.9	3.1	-41.0	0.0	254.5
Capital expenditure	69.0	21.1	29.7	10.7	0.0	130.5
Addition of non-current assets from business combinations	0.0	10.3	56.6	0.0	0.0	66.9
Depreciation/amortization expense and impairment losses on property, plant and equipment and intangible assets	24.8	14.1	9.1	1.3	0.0	49.3
Capital employed	522.1	244.8	253.7	33.3	0.0	1,053.9
Segment assets*	653.1	302.0	282.9	36.6	0.0	1,274.6
Segment liabilities*	267.0	147.0	54.8	5.1	0.0	473.9
Income/Expense from investments accounted for At-Equity	1.4	0.2	-0.3	0.0	0.0	1.3
2006						
Sales revenue	713.4	340.3	130.5	6.6	0.0	1,190.8
Intersegment sales revenue	19.9	7.2	5.1	57.5	-89.7	0.0
Total sales revenue	**733.3**	**347.5**	**135.6**	**64.1**	**-89.7**	**1,190.8**
Profit/loss from operations (EBIT)	172.4	36.8	-4.4	-66.9	0.0	137.9
Capital expenditure	34.2	16.9	12.6	1.5	0.0	65.2
Depreciation/amortization expense and impairment losses on property, plant and equipment and intangible assets	28.5	14.4	9.1	1.4	0.0	53.4
Capital employed	447.2	211.4	182.1	19.6	0.0	860.3
Segment assets*	556.9	255.8	207.3	20.3	0.0	1,040.3
Segment liabilities*	253.6	152.6	47.0	3.0	0.0	456.2
Income from investments accounted for At-Equity	0.7	0.2	0.3	0.0	0.0	1.2

* Cash and cash equivalents as well as deferred tax assets of €230.8 million (2006: €220.5 million) were not allocated to segment assets. Borrowings and deferred tax liabilities of €394.8 million (2006: €357.4 million) were not allocated to segment liabilities.

In accordance with IAS 14.69, the following secondary reporting format for the Group has been produced on the basis of the main geographical regions in which SGL is active:

in €m	Germany	Europe excluding Germany	North America	Other	SGL Group
2007					
Sales revenue (by destination)	205.0	469.1	301.2	397.7	1,373.0
Sales revenue (by company headquarters)	481.3	576.1	298.5	17.1	1,373.0
Segment assets	468.3	459.0	286.4	60.9	1,274.6
Capital expenditure	25.5	58.0	24.1	22.9	130.5
2006					
Sales revenue (by destination)	179.9	403.6	293.8	313.5	1,190.8
Sales revenue (by company headquarters)	399.0	501.5	279.7	10.6	1,190.8
Segment assets	363.3	376.6	269.8	30.6	1,040.3
Capital expenditure	31.6	23.3	9.4	0.9	65.2

29. List of shareholdings

The list of shareholdings forms part of the single-entity financial statements for SGL Carbon AG. These financial statements are submitted to the electronic German Federal Gazette where they are published electronically. The list of shareholdings will also be available for inspection at the Annual General Meeting of SGL Carbon AG to be held on April 25, 2008.

30. Remuneration of the Board of Management and Supervisory Board of the SGL Group

The following remuneration report summarizes the principles used to determine the remuneration of the Board of Management of SGL Carbon AG and explains the amount and structure of this remuneration. The principles and the remuneration amounts for the Supervisory Board are also described.

This remuneration report complies with the requirements of the German Disclosure of Board of Management Remuneration Act (VorstOG). These requirements form part of the disclosures to be included in the notes to the consolidated financial statements pursuant to section 314 (1) no. 6a German Commercial Code (HGB) and in the group management report pursuant to section 315 (2) no. 4 HGB.

Board of Management remuneration

The Personnel Committee of the Supervisory Board is responsible for determining the remuneration of the Board of Management. The members of this committee are Max Dietrich Kley (Chairman of the Supervisory Board), Josef Scherer (Deputy Chairman of the Supervisory Board), and Professor Utz-Hellmuth Felcht (member of the Supervisory Board).

The remuneration of the Board of Management of SGL Carbon AG is based on the Company's size and global activities, its economic and financial position, and the amount and structure of remuneration paid at this level in comparable companies. The remuneration is set at a level that is competitive in the market for highly qualified executives and that provides an incentive for success in a high-performance culture. The remuneration comprises four components:

(I) a fixed annual salary, (II) a variable bonus, (III) share-based payment, and (IV) a pension.

Details of the remuneration components are set out below.

- The fixed remuneration is paid monthly as a salary.
- The annual performance-based bonus is dependent on the attainment of specific annual objectives fixed by the Personnel Committee of the Supervisory Board at the beginning of the year. The Per-

sonnel Committee sets new objectives in each financial year. In addition to targets for profit before tax, net profit, and free cash flow, the Personnel Committee defines targets for net savings and return on capital employed (ROCE).

- A variable long-term cash incentive (LTCI) bonus is awarded to members of the Board of Management to ensure that the medium-term and long-term development of the business is focused on profitable growth. The bonus amount depends on the achievement of targets relating to the ratio of net debt to EBITDA over a period of three years. The LTCI is only paid after a period of three years and depends on the extent to which the target has been achieved (see note 31 for more information on the LTCI).
- The share-based payment consists of stock appreciation rights (SARs) granted under the terms of the 2005 Stock Appreciation Rights Plan approved by the Annual General Meeting of SGL Carbon AG on April 30, 2004. The SAR Plan replaced the Stock Option Plan that expired in 2004. Each year, the members of the Board of Management are also eligible to receive shares in SGL Carbon AG (known as "matching shares") under the terms of the Matching Share Plan approved by the Annual General Meeting on April 27, 2000 (see note 31 for further details on SGL Group management incentive plans).
- In accordance with German accounting standard 17 (DRS 17) of December 7, 2007, the disclosure of remuneration under share-based payments in 2007 is based on the total amount at grant date. In 2006, the disclosure of remuneration under the Matching Share Plan was based on the expense recognized in the year, although the SARs were already disclosed at this point in accordance with DRS 17. In order to ensure consistency in the disclosure of total remuneration under share-based payments, DRS 17 has also been applied in 2007 to the Matching Share Plan so that the remuneration recognized represents the market value of the shares on the grant date. The 2006 values for the Matching Share Plan, and therefore also the total amount of remuneration for 2006, have been adjusted accordingly.
- The post-employment benefit commitment is based on the pension arrangements applicable to the members of the Board of Management. The amount of the pension benefit in each case depends on the number of terms of appointment, the number of years of service on the Board of Management, and the last fixed monthly salary received.

The remuneration of the Board of Management for the years 2007 and 2006 (excluding payments in kind and pension expenses) is set out below.

- In 2007, Robert J. Koehler received a fixed annual salary of €470 thousand (2006: €470 thousand). The members of the Board of Management Theodore H. Breyer, Sten Daugaard and Dr. Hariolf Kottmann each received €320 thousand (2006: €320 thousand).
- In 2007, the performance-based annual bonus was €964 thousand (2006: €564 thousand) for Robert J. Koehler and €664 thousand (2006: €384 thousand) for each of the other members of the Board of Management.
- The degree to which targets have been achieved and the related payments to the Board of Management under the LTCI Plan which ran from January 1, 2005 through December 31, 2007 will be determined in a final assessment by the Personnel Committee of the Supervisory Board in 2008. Appropriate provisions were recognized in the income statement in 2006 and 2007 to cover the estimated obligations in this regard. In 2007, a further €707 thousand (2006: €747 thousand) was added. Of this figure, €236 thousand (2006: €249 thousand) was attributable to Robert J. Koehler, Chairman of the Board of Management, and the amount of €157 thousand (2006: €166 thousand) to each of the other members of the Board of Management.
- Under the terms of the Matching Share Plan, the members of the Board of Management can invest up to 50% of their annual bonus in shares of the Company at the prevailing market price. Payment for these shares is made from the net income after tax of the individual member of the Board of Management. After a two-year holding period, each member of the Board of Management concerned is granted the

same number of shares again. This additional financial benefit is taxed according to the market price on the date the shares are allocated. In 2007, the total remuneration recognized in respect of participation by the members of the Board of Management in current Matching Share Plans was €610 thousand (2006: €440 thousand). The breakdown of this remuneration in 2007 was as follows: Robert J. Koehler, €282 thousand (2006: €212 thousand); Theodore H. Breyer, €175 thousand (2006: €154 thousand); Sten Daugaard, €38 thousand (2006: €0 thousand); and Dr. Hariolf Kottmann, €115 thousand (2006: €74 thousand).

- In 2006 and 2007, members of the Board of Management were granted stock appreciation rights. At the end of the two-year vesting period, the exercise of these SARs is contingent upon the achievement of defined performance targets. These performance targets are based on a minimum of a 15-% increase in the SGL share price compared with the price on the SAR grant date and an SGL share performance that is at least equivalent to the performance of the MDAX over the period from the SAR grant date to the exercise date. On the exercise of the SARs, 15 % of the gross proceeds must remain invested in SGL shares over a further period of twelve months.
- The members of the Board of Management were granted 140,000 SARs each year in both 2006 and 2007. The mathematical calculation of the value of these SARs (using a "Monte Carlo simulation" using valuation parameters specific to SGL Carbon) produced a value of €6.87 per SAR for the SARs granted in 2006 and a value of €8.76 per SAR for those granted in 2007. The total value of SARs granted was therefore €962 thousand in 2006 and €1,227 thousand in 2007. In 2007, the Chairman of the Board of Management, Robert J. Koehler, received SARs with a total value of €438 thousand (2006: €344 thousand); the other members of the Board of Management received SARs with a total value of €263 thousand (2006: €206 thousand) each. The value of these SARs on the exercise date will differ from the calculated theoretical values and may be either higher or lower.

The total remuneration for the Board of Management in 2007, including payments in kind, bonus entitlements, and share-based components, amounted to €7.022 million (2006: €5.386 million).

The total remuneration for former members of the Board of Management, executive management and their surviving dependants amounted to €0.6 million (2006: €0.4 million). Provisions of €8.2 million (2006: €6.2 million) were recognized to cover pension obligations to former members of the executive management and their surviving dependants.

The members of the Board of Management have the right to terminate their contract of employment in the event of a change in control, i. e. if (I) SGL Carbon AG is notified that a third party has gained 25 % or more of the voting rights in the Company and providing that attendance at the most recent Annual General Meeting of SGL Carbon AG was below 50 %, (II) a third party, alone and/or together with voting rights attributable to the third party, holds at least 30 % or, based on the attendance at the Annual General Meeting of the Company, the majority of voting rights in SGL Carbon AG, (III) SGL Carbon AG as an independent company enters into a control agreement within the meaning of section 291 et seq. German Stock Corporation Act (AktG) or is taken over, or (IV) SGL Carbon AG is merged with another company or changes its legal form, unless this is a change of form into a Societas Europaea. On exercising the special termination right, the resigning member of the Board of Management has the right to a payment of his annual salary for the remaining term of his contract and to a severance payment equivalent to three years' income. In such cases, the annual salary is deemed to comprise the base salary plus the average annual bonus for the previous two years prior to the termination of the agreement. The total payment is limited to a maximum of five years' salary. 35 senior executives have similar special termination rights. 15 of them would receive a severance payment equivalent to three years' income on exercising this right, the rest would receive two years' income. There is no right to these payments if the member of the Board of Management or senior executive concerned receives similar benefits from a third party in connection with the change in control.

Supervisory Board remuneration

In addition to the reimbursement of expenses, each member of the Supervisory Board receives fixed remuneration of €30 thousand payable after the end of the financial year. The Chairman of the Supervisory Board receives double this amount and the Deputy Chairman one and a half times this amount. Each member of a Supervisory Board committee receives €2 thousand for each committee meeting attended. The chairmen of the Personnel Committee, Strategy Committee, and Technology Committee each receive €3 thousand per meeting; the chairman of the Audit Committee receives €5 thousand per meeting.

The total remuneration of the Supervisory Board was €477 thousand. The following amounts were expensed in 2007:

in K€	Member since	Basic remuneration	Additional remuneration	Total
Max Dietrich Kley, Chairman[1]	2004	60.0	15.6	75.6
Josef Scherer, Deputy Chairman	2005	45.0	12.6	57.6
Prof. Dr. rer. nat. Utz-Hellmuth Felcht	1992	30.0	7.5	37.5
Dr.-Ing. Claus Hendricks[2]	1996	30.0	5.6	35.6
Jürgen Kerner (up to April 27, 2007)	-	9.6	2.2	11.8
Dr.-Ing. Hubert Lienhard	1996	30.0	4.6	34.6
Jacques Loppion[3]	-	30.0	2.3	32.3
Michael Pfeiffer (from April 27, 2007)	2007	20.5	2.4	22.9
Günter Piechowski	2006	30.0	0.5	30.5
Edelbert Schilling	2003	30.0	2.6	32.6
Andrew H. Simon[4]	1998	30.0	12.6	42.6
Heinz Will	2005	30.0	0.6	30.6
Hans-Werner Zorn	2003	30.0	2.5	32.5
Total		**405.1**	**71.6**	**476.7**

[1] also Chairman of the Human Resources Committee
[2] Chairman of the Technology Committee
[3] Chairman of the Strategy Committee, passed away in January 2008
[4] Chairman of the Audit Committee

31. Management and employee Stock Option Plans

The SGL Group has currently four different management and employee Stock Option Plans. The current long-term cash incentive plan covers the period 2005 to 2007 ("LTCI Plan 2005 - 2007") having replaced the LTCI Plan 2002 - 2004 which expired at the end of 2004. On April 27, 2000, the Annual General Meeting of the Company also approved the introduction of a Matching Share Plan (known as the "Share Plan" or "Matching Shares Plan") and a Stock Option Plan ("Stock Option Plan"). The Matching Shares Plan was launched in March 2001. The Stock Option Plan, which was implemented in July 2000, covered a period of five years. It superseded the 1996 SAR Plan, for which the eligibility period ended in 2001. The Annual General Meeting held on April 30, 2004 approved the introduction of a stock appreciation rights plan ("2005 SAR Plan") for the Board of Management and the top three management levels as a successor plan for the Stock Option Plan, which expired at the end of 2004. The 2005 SAR Plan provides for the issue of SARs over a period of five years beginning on January 1, 2005. Under this plan, beneficiaries are granted the right to receive shares in SGL Carbon based on the performance of the Company's shares.

Long-term cash incentive plan (LTCI)

LTCI Plan 2005 - 2007

Under the LTCI Plan 2005 - 2007, over a period of three years, members of the Board of Management and 39 senior managers in the SGL Group were entitled to receive cash bonuses linked to specific performance targets. The period under this plan ran from January 1, 2005 to December 31, 2007 and a total of up to €7.4 million could be paid out in bonuses. The performance targets that the SGL Group had to reach in order for the participating Board of Management and senior management members to qualify for the maximum bonus under the LTCI Plan were as follows: a net debt to EBITDA ratio of 3.4:1 as at December 31, 2005; 2.7:1 as at December 31, 2006; and 2.3:1 as at December 31, 2007. The plan also stipulated that 20% of the maximum bonus could be paid on attainment of the performance target for December 31, 2005, 30% on attainment of the performance target for December 31, 2006, and 50% on attainment of the performance target for December 31, 2007.

The beneficiaries under the LTCI Plan 2005 - 2007 have to use a portion of the net bonus proceeds equivalent to 15% of the gross proceeds to buy shares in the Company on the stock market. To this end, the Company instructed a financial institution to purchase the shares for the account of and in the name of the beneficiary. The Company provided the bank with the funds necessary for the share purchase and deducted the relevant amounts from the bonus payments to the beneficiaries. These shares are kept safe by the bank on behalf of the beneficiary for a subsequent twelve-month period. The remaining proceeds are due for payment on April 30, 2008.

As at December 31, 2007, the performance target of a net debt to EBITDA ratio of 2.3:1 had been achieved. Equivalent performance target ratios of 3.4:1, and 2.7:1, had already been achieved at December 31, 2005 and December 31, 2006 respectively. The participants have therefore earned 100% of the maximum bonus. Total provisions of €7.4 million (2006: €5.1 million) were recognized to cover the earned bonus entitlements.

Matching Share Plan

In March 2001, the SGL Group launched the Matching Share Plan for members of the Board of Management and the next three management levels below the Board of Management. Under the plan, participants may invest up to 50% of their annual bonus in shares of the Company. If they hold the shares for at least two years, they receive the same number of shares (matching shares) funded by a special bonus.

This plan was approved by SGL shareholders at the Annual General Meeting held on April 27, 2000 and came into effect on March 31, 2001. Originally, a maximum of 250,000 new shares were required from authorized capital to support implementation of the Matching Share Plan. Following the refinancing of the SGL Group implemented in 2004 and a corresponding adjustment of authorized capital by the Annual General Meeting on April 30, 2004, a total of 350,000 new shares were available to service future Matching Share Plan. In 2007, 77,797 shares on the basis of a capital increase from authorized capital were used to support the 2005 Matching Share Plan.

In the year under review, members of the Board of Management and 119 senior managers took part in the new 2007 - 2009 Matching Share Plan, purchasing a total of 94,192 SGL shares from their taxed income at a price of €23.86 per share on the stock market.

The market value from the total of 94,192 shares in the 2007 Matching Share Plan was €23.86 per share granted, calculated using the share price on the grant date. The expense recognized for the Matching Share Plan in 2007 was €1.8 million. As at December 31, 2007, the provision for the Matching Share Plan amounted to €2.2 million (2006: €1.6 million).

Stock Option Plan

The shareholders of SGL approved the Stock Option Plan at the Annual General Meeting on April 27, 2000. A maximum of 1,600,000 shares from conditional capital was to be used to support the plan. The Company was able to issue the options by the end of 2004. The Stock Option Plan came into effect in July 2000.

The Supervisory Board administers the plan for the members of the Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant share options to members of the Board of Management. The Management Board administers the Stock Option Plan for approximately 160 senior managers and executives in the Company and its subsidiaries. The Stock Option Plan authorizes the Management Board itself to determine senior managers and executives of the Company and its subsidiaries to whom options will be granted. Upon exercise of the options in both cases, the Supervisory Board or the Management Board makes available and transfers new shares from the conditional capital created for this purpose.

Stock options are distributed as follows:

- Board of Management - up to 30%;
- Company executives - up to 20%;
- Senior managers in subsidiaries - up to 20%; and
- Other executives in subsidiaries - up to 30%.

If any one of the groups mentioned above is granted less than the maximum percentage of options, the remaining options may be distributed to the beneficiaries of the next or previous group - even over and above the maximum percentage of options for that group - in order that the total volume of options is used. The Board of Management - or if members of the Management Board are affected, the Supervisory Board - determines how any remaining options are to be distributed. However, no more than 30% of the available options may be granted to members of the Executive Board.

The options have a maturity of ten years from the grant date. They expire if they are not exercised during this period. The options may only be exercised after a two-year vesting period. This period begins the day after an option is granted, resulting in an exercise period of eight years. During the exercise period, options may only be exercised on trading days during predetermined trading windows. For each tranche of options, there are trading windows each of ten days following publication of the Company's operating results and the options may be exercised during these windows. In the case of options granted to members of the Board of Management, these trading windows are defined by the Supervisory Board, whereas the Board of Management determines the trading windows for the options granted to other participants. Options may be exercised only if the SGL Group has met its performance targets at the time the options are exercised. The performance target is a specific increase provided by the total shareholder return on SGL shares. The Stock Option Plan defines this as the sum of the share price plus retained dividends plus the value of the options. Options may only be exercised if the total shareholder return is at least 15% higher than the exercise price.

The exercise price to be paid by beneficiaries under the Stock Option Plan is determined on the basis of the average closing price of the shares in the XETRA trading system of the Frankfurt Stock Exchange over the 20 trading days immediately preceding the option grant date, excluding transaction costs.

The options are subject to certain terms and conditions of sale: for a period of a further twelve months, beneficiaries must retain shares in the Company with a value equivalent to a minimum of 15% of the gross proceeds (the difference between the market price and the exercise price for all options exercised by the participants) generated by the sale of the shares received.

The terms of the Stock Option Plan also provide for protection against dilution. Under these protection provisions, the exercise price of the options is reduced if, prior to maturity of the options, the issued capital of SGL Carbon AG is increased via the issue of new shares with pre-emptive rights for existing shareholders. The reduction is based on the average price of the pre-emption rights on all trading days of the Frankfurt Stock Exchange. The average price of the pre-emption rights to new shares during the subscription period for the capital increase approved by the Extraordinary General Meeting on January 15, 2004 was €4.74.

The number of options granted and their respective exercise prices before and after dilution-related adjustment were therefore as follows:

- On July 3, 2000, 234,500 options with an exercise price of €72.45 (subsequently €67.71 after dilution-related adjustment) were granted to members of the Board of Management and 151 senior managers;
- On January 16, 2001, 257,000 options with an exercise price of €57.82 (subsequently €53.08 after dilution-related adjustment) were granted to members of the Board of Management and 155 senior managers;
- On January 16, 2002, 261,000 options with an exercise price of €25.00 (subsequently €20.26 after dilution-related adjustment) were granted to members of the Board of Management and 170 senior managers;
- On August 12, 2002, 247,000 options with an exercise price of €17.65 (subsequently €12.91 after dilution-related adjustment) were granted to members of the Board of Management and 154 senior managers;
- On January 16, 2003, 258,500 options with an exercise price of €8.35 (subsequently €3.61 after dilution-related adjustment) were granted to members of the Board of Management and 168 senior managers;
- On January 16, 2004, 254,000 options with an exercise price of €13.43 (subsequently €8.69 after dilution-related adjustment) were granted to members of the Board of Management and 161 senior managers.

A total of 1,512,000 options were granted under the Stock Option Plan. Of this total, 286,500 options expired without being exercised when plan participants left their employment with the Company as part of natural employee turnover. In 2006, a total of 167,000 options were exercised by participants: 53,000 options from 2002 at €12.91, 18,000 options from 2003 at €3.61, and 96,000 options from 2004 at €8.69. In 2007, a total of 239,000 options were exercised by participants: 86,500 options from January 2002 at €20.26, 60,500 options from August 2002 at €12.91, 24,000 options from 2003 at €3.61, and 68,000 options from 2004 at €8.69. A total of 691,000 options still remain outstanding.

Stock Appreciation Rights Plan (2005 SAR Plan)

SGL shareholders approved the 2005 SAR Plan at the Annual General Meeting held on April 30, 2004. This plan provides for the issue of Stock Appreciation Rights (SARs), whereby beneficiaries are granted the right to receive shares in SGL Carbon based on the performance of the Company shares. The SAR Plan is supported by a maximum of 1,600,000 new shares from conditional capital against non-cash contribution. The SARs may be issued at any time in the period up to the end of 2009. The 2005 SAR Plan came into effect on January 1, 2005.

The Supervisory Board administers the plan for the members of the Board of Management. Under the SAR Plan, the Supervisory Board is authorized to grant SARs to members of the Board of Management. The Board of Management administers the SAR Plan for approximately 160 senior managers and executives in the Company and its subsidiaries and is authorized to grant SARs to these individuals.

Of the total of 1,600,000 options that can be granted via the issue of SARs, a maximum of 30% may be granted to members of the Board of Management of SGL Carbon AG and a maximum of 20% to participants in the plan who are senior managers in subsidiaries. The remaining 50% can be granted to the other executives in SGL Carbon AG and its subsidiaries participating in the plan. If the proportion of SARs allocated as described above to the participating members of the Company's Board of Management or members of the senior management in subsidiaries is not fully utilized, the available SARs can be granted to other executives in the Group. Beneficiaries who fall into more than one of the above categories may only be granted SARs as a member of one of the categories and from the proportion allocated to that category.

A SAR entitles the beneficiary to benefit from an increase in the price of SGL shares in the period between the grant date and the exercise date. A SAR entitles a beneficiary to receive from the Company variable remuneration equivalent to the difference (appreciation in price) between the SGL share price on the grant date (base price) and that on the SAR exercise date (exercise price) plus any dividends paid by the Company in this period and plus the value of the subscription rights, and to purchase at the exercise price the number of SGL shares whose market value equates to the appreciation in price. Every SAR entitles the beneficiary to purchase the portion of a new SGL share that results from dividing the appreciation in price by the exercise price, but subject to a maximum of one SGL share.

The base price is calculated on the basis of the average closing price of SGL shares in the XETRA trading system (or a successor system) over the 20 stock market trading days immediately preceding the date on which the SAR is granted; the exercise price is calculated in the same way as the base price, except that the relevant 20 stock market trading days are those immediately preceding the SAR exercise date rather than the SAR grant date.

SARs have a maturity of up to ten years, starting from the grant date. A SAR expires if it is not exercised within this period.

SARs can only be granted within defined annual periods (reference windows). A reference window may be for a period of up to ten stock market trading days after the end of the financial year or after SGL Carbon AG's published reporting dates for the first, second or third quarters.

Once granted, SARs may not be exercised until the end of a vesting period of two years calculated from the grant date. SARs may then only be exercised during defined periods (exercise windows). Exercise windows are open for a period of up to ten stock market trading days, starting on the day following the Company's publication of its financial results for the first, second and third quarters.

SARs may also only be exercised if, at the end of the vesting period and at the start of the exercise window, the performance targets set out in the terms of the SAR have been achieved. For 75% of the SARs granted to each beneficiary, the performance target is the increase in total shareholder return (TSR) on SGL shares (absolute performance target). Only a relative performance target is applicable for the remaining 25% of the SARs. This portion of the SARs may only be exercised if the performance of SGL shares is at least equivalent to that of the MDAX.

The TSR is defined as the absolute increase in the SGL share price in the period between the SAR grant date and exercise date plus any dividends distributed by the Company in this period and plus the value of the options. To meet the performance target, the TSR must be at least 15% higher than the base price.

The relative performance target is defined as the increase in the SGL share price in the period between the SAR grant date and exercise date plus any dividends distributed by the Company in this period and plus the value of the options relative to the performance of the benchmark index over the same period. The benchmark index is the Deutsche Börse MDAX or a substitute index representing mid-cap stocks. To meet the performance target, SGL share price performance must be the same as or better than the benchmark index.

If, within an exercise window, one of the two performance targets is not met, the SARs for which the performance target has been met can still be exercised. The SARs for which the performance target has not been met during the exercise window may be exercised during a later exercise window before the maturity date if the performance target has been met at that point.

Finally, of the shares in SGL Carbon AG purchased on exercise of the SARs, the beneficiaries must retain for a further period of twelve months a number of shares the value of which is equivalent to at least 15% of the gross proceeds.

The management incentive plans developed as follows:

	2005 SARs Number	2005 SARs Ø Price €	Matching Share Plan Number	Matching Share Plan Ø Price €	Share Option Plan Number	Share Option Plan Ø Price €
Balance as at January 1, 2007	**1,220,700**	**12.17**	**216,066**	**12.67**	**933,000**	**30.12**
Additions	668,700	18.74	94,192	23.86	0	0.00
Expired	0	0.00	0	0.00	-3,000	31.20
Returned	-10,400	16.22	0	0.00	0	0.00
Exercised	-323,893	9.74	-113,343	10.10	-239,000	13.44
Balance as at December 31, 2007	**1,555,107**	**15.48**	**196,915**	**19.50**	**691,000**	**35.88**
Range of excercise prices in €	9.74 up to 18.74		15.50 up to 23.86		3.61 up to 67.71	
Expiry dates	Dec. 14/16		Mar. 08/09		2010-2013	
Fair value as at Dec. 31, 2007 (in €m)	**33.5**		**7.3**		**8.5**	

On January 15, 2007, a total of 668,700 SARs were issued at a base price of €18.74. In 2006, a total of 630,200 SARs were issued at a base price of €14.51. The grant date was January 13, 2006. In total, 1,904,400 SARs have been granted to date under the SAR Plan, of which 25,400 have expired without being exercised as the individuals holding these SARs are no longer employed by the Group.

The tranches from the Stock Option Plans from January and August 2002, 2003 and 2004 with an exercise price of €20.26, €12.91, €3.61, and €8.69 respectively were in the money at the end of 2007: given the share price of €37.02 as at December 31, 2007, the SARs in these tranches have respective intrinsic values of €16.76, €24.11, €33.41, and €28.33. This produces a total value of €8.5 million. In 2007, a total of 239,000 options from the Stock Option Plan were exercised. The options were exercised during four trading windows in 2007 in which the average share price in 2007 was as follows: €33.38 for the January 2002 Stock Option Plan; €29.58 for the August 2002 Stock Option Plan, €28.12 for the 2003 Stock Option Plan, €28.54 for the 2004 Stock Option Plan, and €25.09 for the 2005 SAR Plan. As at the balance sheet date, 274,107 SARs were exercisable at €9.74 and 352,500 stock options at an average of €12.82.

The weighted average remaining maturity for the 2005 SAR Plan is 8.1 years, for the Matching Share Plan 0.7 years, and the Stock Option Plan 3.8 years. As at December 31, 2007, the weighted average exercise price for the Stock Option Plan was €35.88 (December 31, 2006: €30.12), and for the SAR Plan, €15.48 (2006: €12.17). On the SAR grant date of January 15, 2007, the closing price of SGL shares was €19.56 (January 13, 2006: €15.46).

As equity instruments, all newly granted instruments after November 7, 2002, comprising the 2003 and 2004 Stock Option Plans, and the 2005 SAR Plan, need to be accounted for in accordance with IFRS 2.

In 2007, the SAR Plan generated a total expense of €5.0 million (2006: €3.3 million for the 2006 SAR Plan and 2005 SAR Plan). The SARs were measured on the grant date on the basis of a Monte Carlo simulation, taking into account the market conditions described above (TSR increase and MDAX). SGL Group specific valuation parameters and specific exercise behavior of employee options were used. Various parameters are included in the valuation which impact on the value of the options. These parameters include, for example, expected future dividends, which were calculated for the 2007 tranche of SARs at €0.01 from 2010, thereafter rising to €0.07 in 2016, and for the 2006 tranche of SARs at €0.01 from 2009, thereafter rising to €0.07 in 2015. The assumed risk-free interest rates were 3.98% for the 2007 SARs and 3.22% for the 2006 SARs. Volatility was determined on the basis of figures from the periods June 1, 1995 to January 15, 2007, and June 1, 1995 to January 13, 2006. In view of the antitrust proceedings initiated and the fines announced in the period 1998 to 2002, volatility was adjusted for the share price fluctuations occurring in this period. A volatility of 42.01% was calculated for the SAR tranche in 2007, and a figure of 41.38% for the SAR tranche in 2006. The fair value of SARs granted in 2007 was €8.76 per SAR (SARs granted in 2006: €6.87).

32. Exemption pursuant to section 264 (3) German Commercial Code (HGB)

The following companies included in the consolidated financial statements of SGL Carbon AG have elected to make use of the exemption provision pursuant to section 264 (3) of the German Commercial Code (HGB).

- SGL CARBON GmbH, Meitingen
- SGL CARBON Beteiligung GmbH, Wiesbaden
- SGL TECHNOLOGIES GmbH, Meitingen
- SGL BRAKES GmbH, Meitingen
- SGL TECHNOLOGIES Beteiligung GmbH, Meitingen

33. Declaration by the Board of Management and Supervisory Board of compliance with the German Corporate Governance Code pursuant to section 161 German Stock Corporation Act (AktG)

The Executive Committee and the Supervisory Board declare that the Company is in compliance with the recommendations of the "Government Commission on the German Corporate Governance Code" ("Regierungskommission Deutscher Corporate Governance Kodex") (version as of June 14, 2007) as published by the Federal Ministry of Justice in the section of official notices of the electronic Federal Gazette (publication as of July 20, 2007). The Executive Committee and the Supervisory Board further declare that the Company had been in compliance with the recommendations of the Government Commission on the German Corporate Governance Code since the delivery of the last statement on February 15, 2007. The following exceptions thereto apply

- Code section 3.8 (2): The liability insurance taken out by the Company for the Executive Committee and Supervisory Board (D&O Insurance) does not contain any deductible. We are generally of the view that the agreement of a deductible does not serve to enhance responsible action on the part of the Executive Committee and the Supervisory Board. Moreover, a deductible is not customary in foreign countries, nor is it customary for many German companies.
- Code section 4.2.5 (2) and (3): No individualized information on the annual appropriation to pension reserves or pension funds in the case of pension commitments for Executive Committee members and no information on the type of ancillary benefits provided to the Executive Committee members by the Company. The notes to the consolidated financial statements already contain detailed information on the compensation of the individual Executive Committee members pursuant to the requirements of the Disclosure of Board Compensation Act (Vorstandsvergütungsoffenlegungsgesetz).

- Code section 5.4.3, 1st sentence: In our view, the election by list (Listenwahl) to the Supervisory Board generally better serves the overall responsibilities of the Supervisory Board. The annual meeting of shareholders can resolve the election of individual candidates (Einzelwahl) at any time and immediately carry out this form of election upon a majority vote.
- Code section 5.4.3, 3rd sentence: According to the applicable law, the members of the Supervisory Board, and not the shareholders, elect the chairman of the Supervisory Board among themselves in a free vote. We are of the opinion that the members of the Supervisory Board must remain free in making their decision and may therefore not be exposed to the possibly improper influence of third parties. This consideration could be undermined by a public announcement of the candidates. Aside from this, it appears to be of little practical use to have nominations accepted for candidates to the chairmanship of the Supervisory Board on a specific date on which it is not even certain that these candidates will be elected to the Supervisory Board.
- Code section 5.4.7 (2): The articles of incorporation of SGL Carbon AG provide for fixed remuneration for Supervisory Board members and additional remuneration for their work in committees. We are of the view that this rule is appropriate to our company, it has proven to be useful in the past and that it should thus be maintained for the foreseeable future.

The Corporate Governance Principles of SGL Carbon AG furthermore satisfy with virtually no exception the non-obligatory suggestions of the Corporate Governance Code.

34. Events after the balance sheet date

On January 11, 2008, the SGL Group announced the construction of a new cathode plant in Banting, Malaysia. With expansion of the capital expenditure, Banting will become a fully integrated carbon and graphite hub with a total capacity of approximately 60,000 tons per annum. Construction work for the cathode production facilities has already started. Commissioning is scheduled to take place in 2011.

Following approval from the relevant antitrust regulator, the SGL Group, Germany, and Benteler Automobiltechnik, Paderborn, Germany, started their joint venture on February 20, 2008 for the development, production and marketing of components for the automotive industry based on carbon-fiber-reinforced composites. The companies will each own 50% of the joint venture known as Benteler SGL GmbH & Co. KG, based in Paderborn, Germany.

Wiesbaden, Germany, February 26, 2008

SGL Carbon AG

The Board of Management

LIST OF COMPANIES AS OF DECEMBER 31, 2007

		Interest	Interest held via
A. Consolidated subsidiaries			
a) Germany			
1. SGL CARBON AG	Wiesbaden		
2. SGL CARBON GmbH[1]	Meitingen	100.0%	1
3. Dr. Schnabel GmbH & Co. KG	Limburg	100.0%	2
4. Plastica Handelsgesellschaft mbH	Limburg	100.0%	2
5. SGL CARBON Beteiligung GmbH[1]	Wiesbaden	100.0%	1
6. SGL TECHNOLOGIES GmbH[1]	Meitingen	100.0%	1
7. SGL BRAKES GmbH[1]	Meitingen	100.0%	6
8. SGL epo GmbH	Willich	100.0%	6
9. SGL Technologies Composites Holding GmbH[1,2]	Meitingen	100.0%	6
10. SGL TECHNOLOGIES Beteiligung GmbH[1,2]	Meitingen	100.0%	6
11. SGL Kümpers Verwaltungs-GmbH	Rheine	51.0%	10
12. SGL Kümpers GmbH & Co. KG	Rheine	51.0%	10
13. SGL INFORMATION-SERVICES GmbH i. L.	Augsburg	100.0%	1
b) Outside Germany			
14. SGL CARBON Holding S.L.[2]	La Coruña, Spain	100.0%	5
15. SGL CARBON S.A.	La Coruña, Spain	99.9%	14
16. Gelter Ringsdorff S.A.	Madrid, Spain	64.0%	14
17. SGL CARBON S.p.A.	Milan, Italy	99.9%	14
18. SGL CARBON do Brasil Ltda.	Diadema, Brazil	100.0%	14
19. SGL CARBON India Pvt. Ltd.	Pune, India	100.0%	1
20. SGL CARBON GmbH & Co.	Steeg, Austria	100.0%	1
21. SGL CARBON GmbH	Steeg, Austria	100.0%	1
22. SGL CARBON Holdings B.V.[2]	Rotterdam, Netherlands	100.0%	5
23. SGL CARBON Polska S.A.	Racibórz, Poland	100.0%	22
24. SGL CARBON Luxembourg S.A.	Luxembourg, Luxembourg	100.0%	1
25. SGL CARBON S.A.S.	Passy (Chedde), France	100.0%	1
26. SGL CARBON Technic S.A.S.	Saint-Martin d'Heres, France	100.0%	5
27. SGL CARBON Ltd.	Alcester, UK	100.0%	1
28. David Hart (Feckenham) Ltd.[3]	Alcester, UK	100.0%	27
29. GRAPHCO (UK) Ltd.[3]	Alcester, UK	100.0%	28
30. RK Carbon International Ltd.[2]	Wilmslow, UK	100.0%	6
31. RK Technologies International Ltd.[3]	Wilmslow, UK	100.0%	30

		Interest	Interest held via
32. SGL Carbon Fibers Ltd.	Muir of Ord, UK	100.0%	31
33. P. G. Lawton (Industrial Services) Ltd.[3]	Halifax, UK	100.0%	30
34. SGL CARBON LLC	Charlotte, NC, USA	100.0%	5
35. Quebec Inc.[2]	Montreal, Quebec, Canada	100.0%	34
36. SPEER CANADA Inc.	Kitchener, Ontario, Canada	100.0%	35
37. SGL Technologies North America Corp.[2]	Charlotte, NC, USA	100.0%	34
38. HITCO CARBON COMPOSITES Inc.	Gardena, CA, USA	100.0%	37
39. SGL TECHNIC Inc.	Valencia, CA, USA	100.0%	37
40. SGL CARBON FIBERS AND COMPOSITES Inc.[2]	Charlotte, NC, USA	100.0%	37
41. SGL Carbon Fibers LLC	Evanston, WY, USA	100.0%	40
42. SGL CARBON Technic LLC	Strongsville, USA	100.0%	34
43. SGL CANADA Inc.	Lachute, Quebec, Canada	100.0%	1
44. SGL CARBON Far East Ltd.	Shanghai, China	100.0%	1
45. SGL CARBON Japan Ltd.	Tokyo, Japan	100.0%	1
46. SGL CARBON Korea Ltd.	Seoul, Korea	70.0%	1
47. SGL CARBON Asia-Pacific Sdn. Bhd.	Kuala Lumpur, Malaysia	100.0%	1
48. SGL CARBON Sdn. Bhd.	Kuala Lumpur, Malaysia	100.0%	14
49. Nantong SGL Nanbao Graphite Equipment Co. Ltd.	Nantong, China	75.0%	2
50. NINGBO SSG Co. Ltd.	Ningbo, China	60.0%	6
51. SGL Quanhai Carbon (Shanxi) Co.	Shanxi, China	75.0%	5
52. SGL Tokai Process Technology Pte. Ltd.[2]	Singapore	51.0%	1
53. SGL CARBON KARAHM Ltd.	Sangdaewon-Dong, Korea	50.9%	52
54. SGL CARBON Graphite Technic Co. Ltd.	Shanghai, China	100.0%	52
55. Graphite Chemical Engineering Co.	Yamanashi-Ken, Japan	100.0%	52
B. Investments over 20%			
a) Germany			
56. European Precursor GmbH	Kelheim	44.0%	6
b) Outside Germany			
57. DONCARB GRAPHITE OOO	Novotcherkassk, Russia	50.0%	5
58. SGL TOKAI Carbon Limited	Shanghai, China	51.0%	1

[1] Profit transfer agreement
[2] Holding company
[3] Part of a subgroup

AUDIT OPINION

"We have audited the consolidated financial statements prepared by SGL CARBON Aktiengesellschaft, Wiesbaden, comprising the balance sheet, the income statement, cash flow statement, statement of changes in equity and the notes to the consolidated financial statements, together with the group management report for the fiscal year from January 1 to December 31, 2007. The declaration of conformity in accordance with the "German Corporate Governance Code" was not subject to our audit. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB ["Handelsgesetzbuch": "German Commercial Code"] are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development."

Eschborn/Frankfurt am Main, February 26, 2008

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Ruppel	Bösser
Wirtschaftsprüfer	Wirtschaftsprüfer

REPORT OF THE SUPERVISORY BOARD

Dear Shareholders,

2007 was the most successful year ever in the history of the SGL Group, with both sales revenue and pre-tax profit reaching record levels. The corporate rebranding and the redirection of the Company toward growth and innovation are indicative of the strategic development of the SGL Group.

Consequently, much of the work of the Supervisory Board of SGL Carbon AG during the year under review focused on the development of the Company. We have been advising the Board of Management throughout this process and have closely monitored the management of the business. We have been involved in key decisions from an early stage, and the Board of Management has kept us fully informed of developments as they happen. Where legislation or the Articles of Incorporation have required the Supervisory Board to make decisions concerning individual transactions and actions of the Board of Management, we have made such decisions.

The Supervisory Board met four times in 2007, on March 7, April 27, September 6/7 and December 13. The Board of Management conducted in-depth discussions with the representatives of the shareholders and of the employees prior to each of these meetings, and reported on material transactions between the meetings. We also received a summary of the sentiment in the media and in the financial markets at monthly intervals, in addition to the quarterly financial statements. I myself was in regular dialog with the Board of Management and the members of the Supervisory Board concerning the business situation.

Key Discussion Themes

The commercial and financial position of the Company was discussed at all the meetings. This included, in particular, trends in the operational and financial KPIs of the Group and the individual businesses, risk management activities under the risk management system, and the business prognosis.

Following the period of consolidation between 2002 and 2006, the Supervisory Board welcomes and supports the redirection of the Company toward growth and innovation. We were informed of the strategic concept with the new company branding in detail at the March meeting. The meeting on April 27 discussed in principle the refinancing which was required to provide important support for the new growth strategy, before it was concluded in May. The individual financing measures were approved on May 1/2 and on May 16 by the Financing Committee - especially established for this purpose.

At the September and December meetings, we were provided with detailed information on the operational and medium-term planning based on the new direction agreed for the Company, and discussed strategic options at Group and business level. The September meeting took place in Poland. Visiting the production facilities and talking to the local management of SGL Carbon Polska S.A. in Nowy Sacz enabled the Supervisory Board to form its own impression of the development of the facility and the construction being carried out to accommodate the expansion of cathode production.

At the December meeting we also discussed the possibility of converting SGL Carbon AG into a *Societas Europaea* (SE) on the basis of proposals put forward by the Board of Management.

Both the Audit Committee and the full Supervisory Board were kept abreast of the Company's plans for delisting from the New York Stock Exchange and deregistration from the US Securities and Exchange Commission (SEC). The Supervisory Board supports these actions and the Company's decision which led to delisting from the New York Stock Exchange on June 22, 2007.

Corporate Governance

We have updated the Corporate Governance Policy of SGL Carbon AG in line with the changes to the German Corporate Governance Code as amended June 14, 2007, and in December 2007 the declaration of compliance pursuant to section 161 of the German Stock Corporation Act (AktG) was agreed. The declaration is included in the notes to this Annual Report and has also been published on the Company's website.

In accordance with the recommendations of the German Corporate Governance Code, a Nominations Committee was also formed at the December meeting. The new committee will assist the Supervisory Board in coming up with election proposals to put to the Annual General Meeting.

Activities of the Committees

The Supervisory Board has set up a total of four new committees in addition to the new Nominations Committee in order to ensure the efficient performance of its duties. The members of these committees are listed in the Corporate Governance Report. The committee chairmen have reported at length at the full meetings of the Supervisory Board on the issues discussed by the committees and the outcomes of these discussions.

The Audit Committee met twice in 2007, in March and December. These meetings were also attended by the auditors, so that the organization, key points and material findings of the audits could be discussed in a timely manner. The Audit Committee was always informed of the Company's quarterly results prior to their publication. The chairman of the committee was also kept constantly informed verbally and in writing of the status and progress of the audit, the documentation, and the validation of the core processes for the internal control system in connection with financial reporting.

The key areas in which the committee operated in an advisory and control capacity were in respect to the annual financial statements and consolidated financial statements, the Company's risk identification and monitoring system, the status and progress of the internal control system in connection with financial reporting, the audit fees for 2007, the audits carried out in 2007 and the key findings of the internal audit department together with the audit plan for 2008, and the status of and changes in the Group's pension obligations. The Audit Committee was also provided with information on the tax situation and on the management of derivative financial instruments over the course of the year, and their position at the end of the year under review. The Audit Committee is monitoring the Company's plans to upgrade the internal control system - including the measures required under the Eighth EU Directive.

The Human Resources Committee met a total of three times in the year under review. The key issues discussed were objective agreements with the Board of Management, the reappointment of a member of the Board of Management and the adjustment of the base salaries of the members of the Board of Management from January 2008. Comparative studies have shown that the base salaries of the members of the Board of Management were below the MDAX average. The Human Resources Committee also debated possible structures for the Long-Term Cash Incentive Plan for the period 2008 - 2010.

The Strategy Committee looked at the targets and strategies for the Carbon Fibers & Composites Business Unit at its meeting on September 6, 2007. The Strategy Committee was able to form a comprehensive picture of the Board's of Management plans for strategic growth, and supports the planned action.

The Technology Committee focused on the technology position of the SGL Group in Carbon Fibers & Composites at its meeting on January 8, 2007. It was also brought up to date on the technological progress achieved in the brake disks business since its last meeting on January 16, 2006.

The new Nominations Committee formed in December did not meet in the year under review.

Annual Financial Statements and Consolidated Financial Statements for 2007

Both in the Audit Committee and the full meeting on March 11, 2008, the Supervisory Board verified that the books and records, the single-entity financial statements of SGL Carbon AG and the consolidated financial statements for the period ended December 31, 2007, and the management reports of SGL Carbon AG and of the Group have been audited by Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Eschborn, and were issued with an unqualified auditors' opinion. The Supervisory Board is satisfied as to the independence of the audit firm and the persons acting for the audit firm and is satisfied that the audit mandate was issued in accordance with the resolution of the Annual General Meeting of April 27, 2007. We received the audit reports for the consolidated and single-entity financial statements promptly. The Audit Committee examined these documents in detail, and they were also examined by the full meeting of the Supervisory Board. No objections were raised, either by the Audit Committee or from the outcome of our own examination. The Supervisory Board has approved the financial statements prepared by the Board of Management; the annual financial statements are thereby adopted. We agree to the Board's of Management proposed appropriation of profits.

In accordance with the law implementing the takeovers directive (Article 315, Paragraph 4 HGB), the Supervisory Board also discussed the disclosures at its meeting on March 11, 2008. We refer to the corresponding disclosures in the Management Report (page 89). The Supervisory Board has examined the disclosures and is satisfied that they are complete.

Composition of the Supervisory Board and Board of Management

In September 2007 the Supervisory Board unanimously agreed to the reappointment of Mr. Theodore H. Breyer as a member of the Board of Management of SGL Carbon AG for a term of three years, from July 1, 2008 to March 30, 2011.

Mr. Jürgen Kerner resigned from the Supervisory Board with effect from the end of the Annual General Meeting on April 28, 2007. Mr. Michael Pfeiffer was proposed as his replacement by IG Metall and his appointment was confirmed by the decision of the Wiesbaden Local Court. The Supervisory Board would like to thank Mr. Kerner for all his constructive and valuable work on the Supervisory Board of SGL Carbon AG over the past five years.

Mr. Jacques Loppion, a member of the Supervisory Board since 1993, passed away on January 25, 2008 at the age of 68. Jacques Loppion played an important part in shaping the development of the Company with his many years of service on the Supervisory Board and his extensive experience of the industry. We will remember him with gratitude.

The Supervisory Board would like to thank the Board of Management, the employees and the employee representatives of all Group companies for their work, without which the strong performance of the SGL Group in 2007 would not have been possible.

Wiesbaden, March 11, 2008

The Supervisory Board

Max Dietrich Kley
Chairman

BOARD OF MANAGEMENT AND SUPERVISORY BOARD


1996
1997
1998
1999

BOARD OF MANAGEMENT

Robert J. Koehler, Chairman
Chief Executive Officer SGL Carbon AG

- Responsible for:
  Corporate Development
  Corporate Communications
  Internal Audit
  Human Resources
  Legal
  Management Development
- External board memberships:
  Benteler AG[1], Paderborn, Germany
  Demag Cranes AG, Düsseldorf, Germany
  Heidelberger Druckmaschinen AG, Heidelberg, Germany
  LANXESS AG, Leverkusen, Germany
  Pfleiderer AG, Neumarkt/OPF., Germany

Sten Daugaard
Chief Financial Officer SGL Carbon AG

- Responsible for:
  Group Controlling
  Group Treasury
  Group Accounting
  Financial Reporting
  Information Services
  Taxes
  Western Europe
- Internal board memberships:
  SGL CARBON GmbH[1], Meitingen, Germany
  SGL CARBON Holding S.L., La Coruña, Spain
  SGL CARBON Luxembourg S.A.[1], Luxembourg
  SGL CARBON Polska S.A., Racibórz, Poland
  SGL CARBON S.A., La Coruña, Spain
  SGL CARBON S.p.A., Milan, Italy

Theodore H. Breyer

- Responsible for:
  Performance Products
  Corporate Security and EHSA (Environment, Health, Safety and Audit Systems)
  Purchasing
  North and South America
- Internal board memberships:
  HITCO CARBON COMPOSITES Inc., Gardena, USA
  SGL CARBON LLC., Charlotte, USA

Dr. Hariolf Kottmann

- Responsible for:
  Graphite Materials & Systems
  Carbon Fibers & Composites
  SGL Excellence
  Technology & Innovation
  Asia, Eastern Europe
- Internal board memberships:
  SGL CARBON ASIA PACIFIC Sdn Bhd[1], Kuala Lumpur, Malaysia
  SGL CARBON Far East Ltd.[1], Shanghai, China
  SGL CARBON Graphite Technic Co. Ltd.[1], Shanghai, China
  SGL CARBON Japan Ltd.[1], Tokyo, Japan
  SGL CARBON Sdn Bhd[1], Kuala Lumpur, Malaysia
  SGL TOKAI CARBON Ltd.[1], Shanghai, China

[1] Chairman of the Supervisory Board


1996
1997
1998

SUPERVISORY BOARD

Max Dietrich Kley, Chairman

former Member of the Board of Management of BASF Aktiengesellschaft, Ludwigshafen, Germany
Chairman of Börsensachverständigenkommission (BSK)
President of Deutsches Aktieninstitut e.V., Frankfurt (DAI), Germany
Member of the Board of Trustees of the International Accounting Standards Committee Foundation (IASCF)

- Member of the following committees: *Co-determination Committee (Chairman), Nominations Committee (Chairman), Human Resources Committee (Chairman), Audit Committee, Strategy Committee*
- External board memberships: *BASF AG, Ludwigshafen, Germany*
Heidelberg Cement AG, Heidelberg, Germany
Infineon Technologies AG[1], Munich, Germany
Schott AG, Mainz, Germany
UniCredit S.p.A., Milan, Italy (Board of Directors)

Josef Scherer, Deputy Chairman

Chemical Laboratory Assistant, SGL CARBON GmbH, Meitingen, Germany

- Member of the following committees: *Co-determination Committee, Human Resources Committee, Audit Committee, Technology Committee*

Prof. Dr. rer. nat. Utz-Hellmuth Felcht

Managing Director and Partner of One Equity Partners Europe GmbH, Frankfurt, Germany

- Member of the following committees: *Co-determination Committee, Nominations Committee, Human Resources Committee, Strategy Committee*
- External board memberships: *Ciba SC AG, Basel, Switzerland (Board of Directors)*
CRH plc, Dublin, Ireland

[1] Chairman of the Supervisory Board

Dr.-Ing. Claus Hendricks

former Member of the Board of Management of Thyssen Krupp Steel AG, Duisburg, Germany

- Member of the following committees: *Nominations Committee, Strategy Committee, Technology Committee (Chairman)*
- External board memberships: *Pro Lean Consulting AG, Deputy[1], Düsseldorf, Germany*
Schumag AG, Aachen, Germany
TSTG mbH, Duisburg, Germany

Jürgen Kerner (until April 27, 2007)

First Authorized Representative of IG Metall Verwaltungsstelle Augsburg, Augsburg, Germany

- External board memberships: *Eurocopter GmbH, Donauwörth, Germany*
KUKA Aktiengesellschaft, Karlsruhe, Germany
MAN AG, Munich, Germany
MAN Diesel SE, Augsburg, Germany
MAN Roland AG, Offenbach, Germany

Dr.-Ing. Hubert Lienhard

Member of the Board of Management of Voith AG, Heidenheim, Germany

- Member of the following committees: *Nominations Committee, Strategy Committee, Technology Committee*
- External board memberships: *Sulzer AG, Winterthur, Switzerland (Board of Directors)*
Voith Fuji Hydro K.K., Kawasaki-shi, Japan
Voith Paper Holding Verwaltungs GmbH, Heidenheim, Germany
Voith Siemens Hydro Kraftwerktechnik GmbH & Co. KG, Heidenheim, Germany
Voith Siemens Hydro Power Generation Ltda., São Paulo, Brazil
Voith Siemens Hydro Power Generation Shanghai Ltd., Shanghai, China
Voith Siemens Hydro Power Generation Inc., Montreal, Canada
Voith Siemens Hydro Power Generation GmbH & Co. KG, St. Pölten, Austria
Voith Siemens Hydro Power Generation Inc., York, USA
Voith Turbo Beteiligungs GmbH, Heidenheim, Germany

Jacques Loppion
(passed away on January 25, 2008)

former Président du Conseil d'Administration of Groupe SNPE S.A., Paris, France

- Member of the following committees: *Nominations Committee, Strategy Committee (Chairman)*
- External board membership: *KME AG, Osnabrück, Germany*

Michael Pfeiffer (as of April 27, 2007)

Political Secretary of IG Metall Verwaltungsstelle Augsburg, Augsburg, Germany

- Member of the following committees: *Co-determination Committee, Audit Committee*

Heinz-Günter Piechowski

Site Manager and Head of Human Resources SGL CARBON GmbH, Bonn, Germany

Edelbert Schilling

General Manager of K&W Europe GmbH, Montabaur, Germany

- *Member of Strategy Committee*

Andrew H. Simon OBE MBA

Consultant and Supervisory Board Member of various companies

- Member of the following committees: *Nominations Committee, Audit Committee (Chairman), Strategy Committee*
- External board memberships: *Azelis S.A. Luxembourg, Luxembourg*
Dalkia UK plc, London, Great Britain
Finning International Inc., Vancouver, Canada
Management Consulting Group plc, London, Great Britain
Travis Perkins plc, Northampton, Great Britain

Heinz Will

Electrician, SGL CARBON GmbH, Frankfurt, Germany

Hans-Werner Zorn

Technician Mechanical Engineering SGL CARBON GmbH, Bonn, Germany

- Member of the following committees: *Strategy Committee, Technology Committee*

FIVE-YEAR FINANCIAL SUMMARY

in €m
RESULTS OF OPERATIONS
Sales revenue
thereof outside Germany
thereof in Germany
EBITDA
EBIT
Profit/loss before tax
Net profit/loss for the period
Return on sales
ROCE
Earnings per share (in €)
FINANCIAL STATUS
Shareholders' equity
Total assets
Net debt
Equity ratio
Gearing
OTHER INDICATORS
Capital expenditures in property, plant and equipment and intangible assets
Depreciation and amortization
Working capital
Free cash flow
Number of employees (December 31)

1) Before expenses from antitrust proceedings and after restructuring

2) After minority interests

3) Ratio of EBIT (before expenses from antitrust proceedings and after restructuring) to sales revenue

4) Ratio of EBIT (before expenses from antitrust proceedings and after restructuring) to capital employed

5) Ratio of shareholders' equity to total assets

6) Ratio of net debt to shareholders' equity

7) Cash flow from operating activities (before expenses from antitrust proceedings) minus cash flow from investing activities

Note	2007	2006	2005	2004 (without discontinuing operations/ basis of consolidation adjusted)	2003 (without discontinuing operations/ basis of consolidation adjusted)
	1,373.0	1,190.8	1,068.8	944.0	931.5
	85%	85%	87%	85%	85%
	15%	15%	13%	15%	15%
1)	303.8	223.4	177.9	126.6	110.0
1)	254.5	170.0	112.8	59.0	41.8
	189.1	76.4	47.2	-2.9	-51.4
2)	130.9	40.7	28.2	-4.6	-33.1
3)	18.5%	14.3%	10.6%	6.3%	4.5%
4)	24.2%	19.8%	13.8%	7.5%	4.7%
	2.06	0.66	0.50	-1.66	-2.55
	633.4	445.0	322.1	267.3	104.4
	1,505.5	1,260.8	1,190.5	1,320.4	1,243.2
	285.2	229.1	264.7	321.6	451.8
5)	42.1%	35.3%	27.1%	20.3%	8.4%
6)	0.45	0.51	0.82	1.21	4.33
	130.5	65.2	44.7	46.3	43.9
	49.3	53.4	65.1	67.6	68.2
	485.1	427.4	386.3	346.5	385.4
7)	-0.9	47.9	57.1	56.8	-6.6
	5,862	5,249	5,263	5,265	5,603

GLOSSARY

Bond

Collective term for interest-bearing debt instruments with contractually fixed repayment terms. Bonds are issued either by governments or companies and sold via banks. They allow an entity to secure long-term financing.

Cathodes

Indispensable component in the production of primary aluminum. Cathode blocks are capital investment products used to line large smelting cells, in which aluminum oxide is reduced by an electrolysis process to produce aluminum which is deposited on these blocks.

Convertible bond

Corporate bond that includes a stock option. Under the option, the bond can be exchanged (converted) for shares in the company subject to certain preconditions. The bond can be exchanged for shares within a specific period at a fixed price. The conversion price normally exceeds the share price on the date of the bond issue.

Corporate governance

The German Corporate Governance Code is the primary legislation governing the management and monitoring of German publicly traded companies and comprises international standards for adequate and responsible corporate management.

Derivative financial instruments

Forward contracts whose value is derived from another existing (primary) financial instrument or variable. An example of a derivative instrument is a currency option, in which the premium largely depends on the specified option price, the maturity of the option and the volatility of this currency.

Due diligence

Careful analysis, investigation and valuation of an object to be purchased, in particular in the case of a business acquisition. The objectives of a due diligence are to determine and assess the strengths and weaknesses of the acquisition target and to determine the risks and opportunities of such a business acquisition. A due diligence therefore also includes the examination of business documents and management interviews.

EBIT

Earnings before interest and tax. EBIT is an important key performance indicator for assessing the operational profitability of companies.

EBITDA

Earnings before interest, tax, depreciation and amortization. In the case of EBITDA, the focus is rather more on cash earnings potential.

Equity method

Method used in the consolidated financial statements for measuring and accounting for investments in which the Group is not the majority shareholder. Under the equity method, investments of this kind are initially recognized at cost. In subsequent years, these investments then change in line with their profit or loss contribution.

Equity ratio

The shareholders' equity as a proportion of shareholders' equity and liabilities. The higher the equity ratio, the more independent a company is from external providers of capital. The equity ratio is also an indicator of the creditworthiness and robustness of a company.

Expanded graphite

Specially refined natural graphite with very good thermal and electrical conductivity. Expanded graphite is also light and highly flexible, environmentally friendly, nonflammable and resistant to wear. It is used in a number of different areas such as foils for sealing and high-temperature applications.

Extruded graphite

Graphite produced in an extrusion process. In contrast to isostatically molded graphite, extruded graphite has a lower density, but better thermal and conductivity properties. Extruded graphite is primarily used in electronics, industrial and high-temperature applications.

Fiber composites

The materials of the future. Fiber composites are produced by combining different materials, e.g. carbon fiber and plastics. They represent an ideal combination of materials, being far lighter with greater strength and rigidity. These product features are mainly used in the engineering, sports equipment (e.g. golf clubs), automotive, aerospace, and wind energy industries.

Free cash flow

The balance of cash flows from operating activities and cash flows from investing activities. Free cash flow therefore reflects the amount available to the Company, for example, for debt repayment or distribution of dividends.

Free float

The total number of shares not owned by major investors (e.g. the parent company). Free float shares are distributed among a large number of shareholders and can therefore be bought and sold by many people. The number of free float shares therefore also normally provides an indication of the liquidity of the shares.

Gearing

The ratio of net debt to equity. Gearing is a key performance indicator reflecting financial strength and illustrates the dependency of a company on third-party lenders. The higher the figure, the greater the theoretical dependency.

Graphite electrodes

The core business of the Performance Products Business Unit. Graphite electrodes are used in steel production in electric arc furnaces. In a furnace, they can withstand temperatures of up to 3,500 °C and are therefore the "engine" in the melting process of scrap-recycling to produce new steel. During the manufacturing process for electric steel, graphite electrodes are fully consumed within five to eight hours.

Hedging

Strategy to limit or eliminate price risks. Hedging is standard practice in capital markets and is used by market players to offset risks.

IFRS

Abbreviation for "International Financial Reporting Standards". IFRS is a comprehensive set of accounting standards that also includes the earlier IAS ("International Accounting Standards"). The accounting standards under IFRS are updated and published by an independent body (IASB). In Europe, IFRS is the overall standard for the preparation of consolidated financial statements.

Interest-rate swap

An agreement between two parties to exchange fixed and floating interest payments for a defined period. Companies use interest-rate swaps to hedge against the risk of changes in interest rates.

Isostatic graphite

Special fine-grain graphite for specific applications. Its name is derived from the method of production (isostatically pressed; in a chamber of water subjected to equal pressure from every side). The main features of isostatic graphite are strength, density and isotropic structure. It is therefore used in all applications where the mechanical properties of conventional graphite are inadequate.

Market capitalization

Key performance indicator providing information on the stock market value of a listed company. It is calculated by multiplying the number of shares by the current share price.

Mid caps

Small and medium-sized listed companies. Refers to those companies represented in the MDAX or TecDAX and therefore with lower stock market turnover and market capitalization than the blue-chip companies in the DAX.

PAN precursor

Synthetic fiber made from polyacrylonitrile (PAN). PAN precursor is the raw material used in the production of carbon fibers.

Prepreg / preform

Prepreg is a two-dimensional, and preform a three-dimensional woven material of high-quality fibers impregnated with curable resins. Prepregs and preforms are the basis for the production of fiber composites. The main properties of these components are durability, resistance to chemicals, high temperatures, and corrosion and a significantly lower weight compared to traditional materials.

Rating

Internationally recognized criteria for assessing the creditworthiness of a debtor or company. Ratings are determined by specialist agencies using standardized procedures and applied to the issuers of fixed-income securities (companies, national governments, international organizations, etc.). A rating of "AAA", for example, indicates the highest probability that a debt will be repaid, whereas ratings of "C" and "D" indicate that the probability of repayment is very low. Ratings are published by a number of agencies, including the major players, Moody's and Standard & Poors.

Return on sales

Ratio of EBIT to sales revenue. Return on sales (ROS) provides information on a company's operating profit as a percentage of sales revenue in the period under review. A high return on sales indicates a high level of profitability.

ROCE

Return on capital employed. The ratio of EBIT to capital employed. This key performance indicator provides information on the return on average capital employed by a company over a specific period.

Working capital

Inventories plus trade receivables minus trade payables. This figure describes the current assets employed by a company in the short-term without resulting in a capital cost in the narrow sense. The lower the working capital, the better the liquidity position of a company.

The information within our annual report is originally published in German. Discrepancies or differences created in the translation are not binding and have no legal effect for compliance or enforcement purposes. If any questions arise related to the accuracy of the information contained in the translation, please refer to the German version of our annual report, which is the official and only binding version.

Acknowledgements

Published by:
SGL Carbon AG, Head Office, Wiesbaden

Concept, design and production managemen:
GFD-Finanzkommunikation, Frankfurt/Main

Photographs:
Norbert Miguletz (cover, pp. 13, 25, 81),
Peter Sondermann (p. 101), Uwe Dettmar (pp. 186, 188)

Photo agencies:
dpa Picture-Alliance Huber/Orient (pp. 100/101),
F1 Online (pp. 80/81), FreeLens Pool/Rainer Weisflog (pp. 12/13),
MPI (pp. 24/25), Polaris/laif (pp. 52/53)

Other photos: SGL Carbon AG

This annual report is printed on environmentally friendly,
FSC-certified paper (FSC = Forest Stewardship Council).

SGL GROUP: FINANCIAL CALENDAR 2008

Mar. 12	Annual Report 2007
Apr. 23	Report on the first quarter 2008
Apr. 25	Annual General Meeting
Jul. 31	Report on the first half of 2008
Oct. 30	Report on the first nine months 2008

SGL GROUP: INVESTOR RELATIONS CONTACT

SGL CARBON AG · Rheingaustrasse 182 · 65203 Wiesbaden, Germany
Phone +49 611 60 29-100 · Fax +49 611 60 29-101 · E-mail Investor-Relations@sglcarbon.de

These materials are available on written request from:
SGL CARBON AG · Corporate Communications · Rheingaustrasse 182 · 65203 Wiesbaden, Germany

- Annual Report (German/English)
- Reports on Q1, Q2 and Q3 (German/English)

These materials and additional information are also available via our homepage: **www.sglcarbon.com**

SGL CARBON AG

Rheingaustrasse 182
65203 Wiesbaden, Germany
Phone +49 611 60 29-0
Fax +49 611 60 29-305
www.sglcarbon.com

SGL GROUP
THE CARBON COMPANY

END